Key metrics
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	5,387	4,801	5,636	12	(4)
Provision for credit losses	81	59	48	37	69
Total operating expenses	4,244	4,147	4,534	2	(6)
Income before taxes	1,062	595	1,054	78	1
Net income attributable to shareholders	749	259	694	189	8
Cost/income ratio (%)	78.8	86.4	80.4	–	–
Effective tax rate (%)	29.5	57.1	34.3	–	–
Basic earnings per share (CHF)	0.29	0.10	0.27	190	7
Diluted earnings per share (CHF)	0.29	0.10	0.26	190	12
Return on equity (%)	6.9	2.4	6.7	–	–
Return on tangible equity (%)	7.8	2.7	7.6	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,431.3	1,347.3	1,379.9	6.2	3.7
Net new assets	35.8	0.5	25.0	–	43.2
Balance sheet statistics (CHF million)
Total assets	793,636	768,916	809,052	3	(2)
Net loans	292,970	287,581	283,854	2	3
Total shareholders' equity	43,825	43,922	42,540	0	3
Tangible shareholders' equity	38,794	38,937	37,661	0	3
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.6	12.6	12.9	–	–
CET1 leverage ratio	4.1	4.1	3.8	–	–
Look-through tier 1 leverage ratio	5.2	5.2	5.1	–	–
Share information
Shares outstanding (million)	2,507.8	2,550.6	2,539.6	(2)	(1)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0
of which treasury shares	(48.2)	(5.4)	(16.4)	–	194
Book value per share (CHF)	17.48	17.22	16.75	2	4
Tangible book value per share (CHF)	15.47	15.27	14.83	1	4
Market capitalization (CHF million)	29,663	27,605	40,871	7	(27)
Number of employees (full-time equivalents)
Number of employees	46,200	45,680	46,370	1	0
See relevant tables for additional information on these metrics.

Financial Report 1Q19

Financial Report 1Q19
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 46,200 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income sales and trading businesses, which support our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management

Operating environment
Global economic growth slowed in 1Q19. Global equity markets ended the quarter significantly higher. Major government bond yields were generally lower, and the US dollar had a mixed performance against major currencies.
Economic environment
Global economic growth slowed in 1Q19 compared to the previous quarter. The manufacturing sector weakened, with global industrial production growth falling to a standstill. US economic growth continued to ease gradually. In Asia, trade data suggested activity fell sharply in the beginning of the quarter, but started to rebound later in the quarter. European manufacturing continued to deteriorate. Despite the manufacturing slump, labor markets in developed economies remained tight. Gradually increasing wage growth continued to put upward pressure on inflation. Trade negotiations between the US and China were ongoing.
The US Federal Reserve (Fed) kept rates unchanged at its March meeting. The Fed made moderate adjustments to its economic projections and announced a plan to end the reduction of its balance sheet. The European Central Bank (ECB) announced a new series of targeted longer-term refinancing operations and extended forward guidance to indicate interest rates would remain on hold until at least the end of 2019. The Swiss National Bank (SNB) and the Bank of England kept policy rates unchanged. For the most part, central banks elsewhere did not take any significant actions in 1Q19.
Global equity prices increased significantly in 1Q19 and ended 12.6% higher compared to 4Q18. US stock indices led the performance, followed by European indices. Emerging markets increased 9.9%, correcting the negative performance of 4Q18 (refer to the charts under "Equity markets"). Information technology, industrials and energy were the strongest sectors. In contrast, health care, financials and utilities underperformed. The Chicago Board Options Exchange Market Volatility Index (VIX) was lower compared to 4Q18 levels (refer to the charts under "Equity markets"). The Credit Suisse Hedge Fund Index increased 4% in 1Q19.
In fixed income, bonds rallied significantly given the global growth concern and moderate actions by central banks. In US dollar rates, the spread between the 3-month and 10-year US treasury yields inverted for the first time since 2007. In euro and Swiss franc rates, the yield curve decreased across all maturities. In credit, both global developed and emerging market corporate bonds showed a robust quarterly return, with spreads continuing to tighten over the quarter. Emerging market hard-currency and local-currency sovereign bond performance was resilient despite some idiosyncratic issues in countries such as Turkey. Refer to the charts under “Yield curves” and “Credit spreads” for further information.

The US dollar demonstrated a mixed performance in 1Q19. The Swiss franc and the euro weakened slightly against the US dollar. The British pound strengthened against the US dollar despite the uncertainties regarding the expected withdrawal of the UK from the EU. Emerging market currencies were mixed against the US dollar in 1Q19, with the Argentine peso and Turkish lira depreciating markedly, while the Russian ruble gained against the US dollar.
The Credit Suisse Commodities Benchmark rose signficantly in 1Q19, gaining 13.8%. Energy was the strongest sector driven by oil, which increased 32.4% following OPEC production cuts. Industrial metals increased 10.1% following announcements of Chinese stimulus and optimism around a positive US-China trade outcome. Meanwhile, precious metals only increased slightly and the agriculture sub-index was the only sector which showed a decline in 1Q19.

Market volumes (growth in %)
	Global		Europe
end of 1Q19	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	(13)	(15)	(14)	(25)
Announced mergers and acquisitions [2]	16	(14)	(14)	(59)
Completed mergers and acquisitions [2]	(37)	(9)	(41)	2
Equity underwriting [2]	(17)	(42)	(31)	(59)
Debt underwriting [2]	64	(2)	136	(11)
Syndicated lending – investment grade [2]	(25)	6	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
Global bank stocks ended 1Q19 6.7% higher compared to 4Q18, but 5.9% lower than global stocks, continuing the underperformance from 2018. European bank stocks increased 4.8% in 1Q19.
In private banking, the industry has experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment. Financial markets started the year well in 1Q19, led by equity markets which recovered the losses experienced in the fourth quarter of 2018. Against these supportive market trends, challenges included political instability, worry over the threat from greater protectionism among the largest trade partners and the uncertainty over the impact of central banks’ withdrawal from a policy of quantitative easing. In addition, the private banking sector continued to face pressure as it adapts to structural and regulatory changes while pursuing new opportunities and efficiencies arising from digital technology.
In investment banking, equity trading volumes decreased globally and in Europe compared to 4Q18 and 1Q18. Announced mergers and acquisitions (M&A) increased globally compared to 4Q18 and were lower compared to 1Q18. In Europe, announced M&A decreased compared to 4Q18 and 1Q18. Completed M&A decreased globally compared to 4Q18 and 1Q18. In Europe, completed M&A decreased significantly compared to 4Q18 but increased compared to 1Q18. European equity underwriting volumes were lower globally and in Europe compared to 4Q18 and 1Q18. Global and European debt underwriting volumes were higher compared to 4Q18 and lower compared to 1Q18. Investment grade syndicated lending decreased compared to 4Q18 but increased compared to 1Q18. Compared to 4Q18 and 1Q18, total US fixed income trading volumes were higher, mainly driven by an increase in mortgage-backed volumes.

Credit Suisse
In 1Q19, we recorded net income attributable to shareholders of CHF 749 million. Return on equity and return on tangible equity were 6.9% and 7.8%, respectively. As of the end of 1Q19, our CET1 ratio was 12.6%.
Results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,532	2,412	1,585	(36)	(3)
Commissions and fees	2,612	2,864	3,046	(9)	(14)
Trading revenues [1]	840	(865)	578	–	45
Other revenues	403	390	427	3	(6)
Net revenues	5,387	4,801	5,636	12	(4)
Provision for credit losses	81	59	48	37	69
Compensation and benefits	2,518	2,141	2,538	18	(1)
General and administrative expenses	1,413	1,569	1,508	(10)	(6)
Commission expenses	313	301	344	4	(9)
Restructuring expenses	–	136	144	–	–
Total other operating expenses	1,726	2,006	1,996	(14)	(14)
Total operating expenses	4,244	4,147	4,534	2	(6)
Income before taxes	1,062	595	1,054	78	1
Income tax expense	313	340	362	(8)	(14)
Net income	749	255	692	194	8
Net income/(loss) attributable to noncontrolling interests	0	(4)	(2)	100	100
Net income attributable to shareholders	749	259	694	189	8
Statement of operations metrics (%)
Return on regulatory capital	9.5	5.4	9.1	–	–
Cost/income ratio	78.8	86.4	80.4	–	–
Effective tax rate	29.5	57.1	34.3	–	–
Earnings per share (CHF)
Basic earnings per share	0.29	0.10	0.27	190	7
Diluted earnings per share	0.29	0.10	0.26	190	12
Return on equity (%, annualized)
Return on equity	6.9	2.4	6.7	–	–
Return on tangible equity [2]	7.8	2.7	7.6	–	–
Book value per share (CHF)
Book value per share	17.48	17.22	16.75	2	4
Tangible book value per share [2]	15.47	15.27	14.83	1	4
Balance sheet statistics (CHF million)
Total assets	793,636	768,916	809,052	3	(2)
Risk-weighted assets	290,098	284,582	271,015	2	7
Leverage exposure	901,814	881,386	932,071	2	(3)
Number of employees (full-time equivalents)
Number of employees	46,200	45,680	46,370	1	0
1
Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types. In 4Q18, we were involved in a tender offer of an issuer with respect to its own common shares that resulted in negative trading revenues, offset by positive net interest income as a result of a related dividend distribution by the same issuer.

2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other tangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Corporate reporting developments
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center. Certain activities such as legacy funding costs, legacy litigation provisions and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, have been moved into the Corporate Center and are not reflected in the Asset Resolution Unit. Historical data for the Strategic Resolution Unit prior to January 1, 2019 has not been restated.
Results summary
1Q19 results
In 1Q19, Credit Suisse reported net income attributable to shareholders of CHF 749 million compared to CHF 694 million in 1Q18 and CHF 259 million in 4Q18. In 1Q19, Credit Suisse reported income before taxes of CHF 1,062 million, compared to CHF 1,054 million in 1Q18 and CHF 595 million in 4Q18.
Results details
Net revenues
In 1Q19, we reported net revenues of CHF 5,387 million, which decreased 4% compared to 1Q18, primarily reflecting lower net revenues in Investment Banking & Capital Markets, Asia Pacific and Global Markets. The decrease in Investment Banking & Capital Markets was driven by lower revenues from debt and equity underwriting, reflecting a decline in the industry-wide fee pool and lower revenues from advisory and other fees. The decrease in Asia Pacific was driven by lower revenues in its Wealth Management & Connected business, reflecting lower Private Banking and advisory, underwriting and financing revenues, and lower revenues in its Markets business, mainly reflecting lower equity sales and trading revenues. The decrease in Global Markets was driven by less favorable market conditions across its equity and debt underwriting businesses, partially offset by higher trading revenues, particularly in its International Trading Solutions (ITS) franchise.
1Q19 included negative net revenues of CHF 91 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 4Q18, net revenues increased 12%, primarily reflecting higher net revenues in Global Markets and Asia Pacific, partially offset by lower net revenues in Investment Banking & Capital Markets. The increase in Global Markets reflected improved market conditions and a seasonal increase in trading client activity. The increase in Asia Pacific was driven by higher revenues in its Markets business across all revenue categories and higher revenues in its Wealth Management & Connected business, reflecting higher Private Banking and advisory, underwriting and financing revenues. The decrease in Investment Banking & Capital Markets was mainly driven by lower revenues from advisory and other fees, partially offset by higher equity and debt underwriting revenues.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)		–		5,387
Provision for credit losses	29	10	17	11	8	6		–		81
Compensation and benefits	475	578	388	636	311	130		–		2,518
Total other operating expenses	325	306	266	543	130	156		–		1,726
of which general and administrative expenses	270	252	209	415	127	140		–		1,413
Total operating expenses	800	884	654	1,179	441	286		–		4,244
Income/(loss) before taxes	550	523	183	282	(93)	(383)		–		1,062
Return on regulatory capital (%)	17.1	35.4	13.5	8.9	(10.6)	–		–		9.5
Cost/income ratio (%)	58.0	62.4	76.6	80.1	123.9	–		–		78.8
Total assets	228,664	93,968	105,868	227,482	17,494	120,160		–		793,636
Goodwill	619	1,560	1,518	467	643	0		–		4,807
Risk-weighted assets	76,757	42,571	37,826	58,131	24,760	50,053		–		290,098
Leverage exposure	259,380	100,552	110,684	259,420	42,161	129,617		–		901,814
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84		(175)		4,801
Provision for credit losses	26	16	8	5	5	0		(1)		59
Compensation and benefits	452	607	330	518	241	(64)		57		2,141
Total other operating expenses	397	369	302	635	124	113		66		2,006
of which general and administrative expenses	322	280	213	439	114	107		94		1,569
of which restructuring expenses	21	33	26	80	6	1		(31)		136
Total operating expenses	849	976	632	1,153	365	49		123		4,147
Income/(loss) before taxes	498	410	37	(193)	105	35		(297)		595
Return on regulatory capital (%)	15.7	28.9	2.7	(6.2)	12.4	–		–		5.4
Cost/income ratio (%)	61.8	69.6	93.4	119.5	76.8	–		–		86.4
Total assets	224,301	91,835	99,809	211,530	16,156	104,411		20,874		768,916
Goodwill	615	1,544	1,506	463	638	0		0		4,766
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	29,703		17,926		284,582
Leverage exposure	255,480	98,556	106,375	245,664	40,485	105,247		29,579		881,386
1Q18 (CHF million)
Net revenues	1,431	1,403	991	1,546	528	(60)		(203)		5,636
Provision for credit losses	34	(1)	10	4	1	0		0		48
Compensation and benefits	487	587	411	617	316	55		65		2,538
Total other operating expenses	347	333	336	630	152	57		141		1,996
of which general and administrative expenses	258	254	259	453	121	37		126		1,508
of which restructuring expenses	28	26	6	42	30	1		11		144
Total operating expenses	834	920	747	1,247	468	112		206		4,534
Income/(loss) before taxes	563	484	234	295	59	(172)		(409)		1,054
Return on regulatory capital (%)	17.9	35.7	16.9	8.5	8.1	–		–		9.1
Cost/income ratio (%)	58.3	65.6	75.4	80.7	88.6	–		–		80.4
Total assets	217,179	89,313	107,851	239,432	15,380	109,734		30,163		809,052
Goodwill	603	1,518	1,473	451	622	0		0		4,667
Risk-weighted assets	70,558	37,580	33,647	57,990	20,866	28,135		22,239		271,015
Leverage exposure	246,997	93,921	115,709	282,778	38,731	110,767		43,168		932,071
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Provision for credit losses
In 1Q19, provision for credit losses was CHF 81 million, primarily related to net provisions of CHF 29 million in Swiss Universal Bank, CHF 17 million in Asia Pacific, CHF 11 million in Global Markets and CHF 10 million in International Wealth Management.
Total operating expenses
In 2018, we completed our Group-wide three-year restructuring plan. During its term, operating expenses relating to the restructuring plan were disclosed separately, in line with the disclosure requirements for such a program.
Compared to 1Q18, total operating expenses of CHF 4,244 million decreased 6%, primarily reflecting a 6% decrease in general and administrative expenses, mainly relating to lower litigation provisions and lower professional services fees. 1Q18 included restructuring expenses of CHF 144 million.
Compared to 4Q18, total operating expenses increased 2%, primarily reflecting an 18% increase in compensation and benefits, primarily relating to higher salaries and variable compensation expenses, partially offset by a 10% decrease in general and administrative expenses, mainly relating to lower professional services fees and lower litigation provisions. 4Q18 included restructuring expenses of CHF 136 million.
Income tax expense
In 1Q19, income tax expense of CHF 313 million mainly reflected the impact of the geographical mix of results, non-deductible funding costs and litigation costs. The Credit Suisse effective tax rate was 29.5% in 1Q19. Overall, net deferred tax assets decreased CHF 41 million to CHF 4,464 million during 1Q19, mainly driven by earnings and pension liabilities, partially offset by own credit movements and foreign exchange impacts. Deferred tax assets on net operating losses decreased CHF 33 million to CHF 1,614 million during 1Q19.
Regulatory capital
As of the end of 1Q19, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.6% and our risk-weighted assets were CHF 290.1 billion.
In 1Q19, risk-weighted assets reflected increases of CHF 3.2 billion from externally mandated regulatory methodology and policy changes relating to a new accounting standard for leases and CHF 2.1 billion from externally mandated model and parameter updates, primarily relating to residential real estate loans in Swiss Universal Bank and a change from a model approach to a standardized approach for certain loans across all divisions.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)		–		5,387
Real estate gains	(30)	0	0	0	0	0		–		(30)
Net revenues adjusted	1,349	1,417	854	1,472	356	(91)		–		5,357
Provision for credit losses	29	10	17	11	8	6		–		81
Total operating expenses	800	884	654	1,179	441	286		–		4,244
Major litigation provisions	0	27	0	0	0	(33)		–		(6)
Expenses related to real estate disposals	(10)	(10)	0	(8)	(7)	0		–		(35)
Total operating expenses adjusted	790	901	654	1,171	434	253		–		4,203
Income/(loss) before taxes	550	523	183	282	(93)	(383)		–		1,062
Total adjustments	(20)	(17)	0	8	7	33		–		11
Adjusted income/(loss) before taxes	530	506	183	290	(86)	(350)		–		1,073
Adjusted return on regulatory capital (%)	16.5	34.3	13.5	9.2	(9.9)	–		–		9.6
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84	(175)	4,801
Real estate gains	(6)	(2)	0	0	0	(4)	0	(12)
(Gains)/losses on business sales	0	(24)	0	0	0	21	0	(3)
Net revenues adjusted	1,367	1,376	677	965	475	101	(175)	4,786
Provision for credit losses	26	16	8	5	5	0	(1)	59
Total operating expenses	849	976	632	1,153	365	49	123	4,147
Restructuring expenses	(21)	(33)	(26)	(80)	(6)	(1)	31	(136)
Major litigation provisions	(35)	0	(1)	0	(1)	0	(45)	(82)
Expenses related to business sales	0	(47)	0	0	0	0	(1)	(48)
Total operating expenses adjusted	793	896	605	1,073	358	48	108	3,881
Income/(loss) before taxes	498	410	37	(193)	105	35	(297)	595
Total adjustments	50	54	27	80	7	18	15	251
Adjusted income/(loss) before taxes	548	464	64	(113)	112	53	(282)	846
Adjusted return on regulatory capital (%)	17.2	32.7	4.7	(3.7)	13.3	–	–	7.7
1Q18 (CHF million)
Net revenues	1,431	1,403	991	1,546	528	(60)	(203)	5,636
Real estate gains	0	0	0	0	0	0	(1)	(1)
(Gains)/losses on business sales	(37)	(36)	0	0	0	0	0	(73)
Net revenues adjusted	1,394	1,367	991	1,546	528	(60)	(204)	5,562
Provision for credit losses	34	(1)	10	4	1	0	0	48
Total operating expenses	834	920	747	1,247	468	112	206	4,534
Restructuring expenses	(28)	(26)	(6)	(42)	(30)	(1)	(11)	(144)
Major litigation provisions	0	0	(48)	0	0	0	(37)	(85)
Total operating expenses adjusted	806	894	693	1,205	438	111	158	4,305
Income/(loss) before taxes	563	484	234	295	59	(172)	(409)	1,054
Total adjustments	(9)	(10)	54	42	30	1	47	155
Adjusted income/(loss) before taxes	554	474	288	337	89	(171)	(362)	1,209
Adjusted return on regulatory capital (%)	17.6	34.9	20.8	9.8	12.4	–	–	10.5
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results by business activity
	1Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse
Related to private banking (CHF million)
Net revenues	742	1,019	398		–	–	–		2,159
of which net interest income	412	370	146		–	–	–		928
of which recurring	199	295	107		–	–	–		601
of which transaction-based	101	354	145		–	–	–		600
Provision for credit losses	11	10	0		–	–	–		21
Total operating expenses	458	607	267		–	–	–		1,332
Income before taxes	273	402	131		–	–	–		806
Related to corporate & institutional banking (CHF million)
Net revenues	637	–	–		–	–	–		637
of which net interest income	307	–	–		–	–	–		307
of which recurring	160	–	–		–	–	–		160
of which transaction-based	187	–	–		–	–	–		187
Provision for credit losses	18	–	–		–	–	–		18
Total operating expenses	342	–	–		–	–	–		342
Income before taxes	277	–	–		–	–	–		277
Related to investment banking (CHF million)
Net revenues	–	–	456		1,472	356	–		2,284
of which fixed income sales and trading	–	–	91		890	–	–		981
of which equity sales and trading	–	–	198		540	–	–		738
of which underwriting and advisory	–	–	167	[2]	141	384	–		692
Provision for credit losses	–	–	17		11	8	–		36
Total operating expenses	–	–	387		1,179	441	–		2,007
Income/(loss) before taxes	–	–	52		282	(93)	–		241
Related to asset management (CHF million)
Net revenues	–	398	–		–	–	–		398
Total operating expenses	–	277	–		–	–	–		277
Income before taxes	–	121	–		–	–	–		121
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(91)		(91)
Provision for credit losses	–	–	–		–	–	6		6
Total operating expenses	–	–	–		–	–	286		286
Income/(loss) before taxes	–	–	–		–	–	(383)		(383)
Total (CHF million)
Net revenues	1,379	1,417	854		1,472	356	(91)		5,387
Provision for credit losses	29	10	17		11	8	6		81
Total operating expenses	800	884	654		1,179	441	286		4,244
Income/(loss) before taxes	550	523	183		282	(93)	(383)		1,062
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Employees and other headcount
There were 46,200 Group employees as of the end of 1Q19, a net increase of 520 compared to 4Q18, primarily reflecting increases in Asia Pacific and International Wealth Management. The number of outsourced roles, contractors and consultants decreased 290 compared to 4Q18.
Employees and other headcount
end of	1Q19	4Q18	1Q18
Employees (full-time equivalents)
Swiss Universal Bank	11,980	11,950	12,420
International Wealth Management	10,400	10,210	10,170
Asia Pacific	7,680	7,440	7,270
Global Markets	11,460	11,350	11,610
Investment Banking & Capital Markets	3,080	3,100	3,120
Strategic Resolution Unit [1]	–	1,320	1,480
Corporate Center [1]	1,600	310	300
Total employees	46,200	45,680	46,370
Other headcount
Outsourced roles, contractors and consultants [2]	13,520	13,810	13,480
Total employees and other headcount	59,720	59,490	59,850
1 Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group and the related headcount has been transferred to the Corporate Center.
2 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
Other information
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity (a non-GAAP financial measure). In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 1Q19, 38% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 1Q19, total assets at fair value recorded as level 3 decreased CHF 0.2 billion to CHF 16.1 billion compared to the end of 4Q18, primarily reflecting net transfers, net purchases and net issuances, all mainly in trading assets, partially offset by net realized/unrealized gains, mainly in trading assets, and a positive foreign exchange impact.
As of the end of 1Q19, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, compared to 2% and 6%, respectively, as of the end of 4Q18.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2018 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On April 8, 2019, the Board of Governors of the Federal Reserve System (Fed) proposed rules that would establish a categorization system to tailor the US enhanced prudential standards applicable to large foreign banking organizations (FBOs) based on size, complexity and risk. If adopted as proposed, the rules would subject our US intermediate holding company (IHC) for the first time to standardized US liquidity requirements implementing the Basel III liquidity coverage ratio and proposed net stable funding ratio, and increase the stringency of the US single counterparty credit limits applicable to our US IHC. However, the proposals may provide modest relief for our US IHC from certain capital and stress testing requirements. The Fed invited public comment on all aspects of the proposals, and their final impact on us cannot be predicted at this time.
On April 11, 2019, the European Council agreed to a flexible extension of the UK’s withdrawal from the EU until a date as late as October 31, 2019 to allow for the ratification of the withdrawal agreement. However, the delay will be extended only until May 31, 2019 if the UK does not hold upcoming elections to the European Parliament and does not ratify the withdrawal agreement by May 22, 2019. As negotiations on the terms of the withdrawal agreement are still ongoing, current discussions between the UK and EU may result in any number of outcomes, including a further extension or delay of the UK's withdrawal from the EU or a withdrawal without an agreement in place. Credit Suisse continues to work to address the implications of the consequences of these changes and to minimize disruption for our clients.
On April 16, 2019, the Fed and the Federal Deposit Insurance Corporation proposed a rule to provide relief from the Dodd-Frank Wall Street Reform and Consumer Protection Act requirement that large FBOs file annual resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes. Under the proposal, our combined US operations would be permitted to file a resolution plan every three years, instead of annually, alternating between a full resolution plan and a less extensive targeted resolution plan that would focus on capital, liquidity and material changes from the previous full plan. If the proposal is adopted, we would be required to submit a full resolution plan by July 1, 2021, with our next submission date on July 1, 2024, in the form of a targeted resolution plan. We would also respond to the feedback provided on our 2018 plan by July 1, 2020.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2018 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 1Q19, we reported income before taxes of CHF 550 million and net revenues of CHF 1,379 million. Income before taxes decreased slightly compared to 1Q18 and increased 10% compared to 4Q18.
Results summary
1Q19 results
In 1Q19, income before taxes of CHF 550 million decreased slightly compared to 1Q18. Net revenues of CHF 1,379 million decreased 4%, reflecting lower revenues across all revenue categories. 1Q19 included gains on the sale of real estate of CHF 30 million and 1Q18 included a gain on the sale of Euroclear of CHF 37 million, both reflected in other revenues. Provision for credit losses was CHF 29 million compared to CHF 34 million in 1Q18. Total operating expenses decreased 4%. 1Q18 included restructuring expenses of CHF 28 million.
Compared to 4Q18, income before taxes increased 10%. Net revenues were stable, with higher transaction-based revenues and the gains on the sale of real estate reflected in other revenues, offset by lower net interest income and slightly lower recurring commissions and fees. Provision for credit losses was CHF 29 million compared to CHF 26 million in 4Q18. Total operating expenses were 6% lower, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. 4Q18 included restructuring expenses of CHF 21 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 76.8 billion, stable compared to the end of 4Q18, primarily driven by external model and parameter updates, mainly reflecting the phase-in of the Swiss mortgage multipliers, offset by internal model and parameter updates, mainly reflecting lower operational risk as a result of updated allocation keys. Leverage exposure of CHF 259.4 billion was CHF 3.9 billion higher compared to the end of 4Q18, mainly driven by an increase in high-quality liquid assets (HQLA) and business growth.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,379	1,373	1,431	0	(4)
Provision for credit losses	29	26	34	12	(15)
Compensation and benefits	475	452	487	5	(2)
General and administrative expenses	270	322	258	(16)	5
Commission expenses	55	54	61	2	(10)
Restructuring expenses	–	21	28	–	–
Total other operating expenses	325	397	347	(18)	(6)
Total operating expenses	800	849	834	(6)	(4)
Income before taxes	550	498	563	10	(2)
Statement of operations metrics (%)
Return on regulatory capital	17.1	15.7	17.9	–	–
Cost/income ratio	58.0	61.8	58.3	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	11,980	11,950	12,420	0	(4)
Number of relationship managers	1,800	1,780	1,850	1	(3)

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	742	740	762	0	(3)
Corporate & Institutional Clients	637	633	669	1	(5)
Net revenues	1,379	1,373	1,431	0	(4)
Net revenue detail (CHF million)
Net interest income	719	760	731	(5)	(2)
Recurring commissions and fees	359	369	380	(3)	(6)
Transaction-based revenues	288	248	299	16	(4)
Other revenues	13	(4)	21	–	(38)
Net revenues	1,379	1,373	1,431	0	(4)
Provision for credit losses (CHF million)
New provisions	45	64	47	(30)	(4)
Releases of provisions	(16)	(38)	(13)	(58)	23
Provision for credit losses	29	26	34	12	(15)
Balance sheet statistics (CHF million)
Total assets	228,664	224,301	217,179	2	5
Net loans	169,531	168,393	166,537	1	2
of which Private Clients	114,272	113,403	112,033	1	2
Risk-weighted assets	76,757	76,475	70,558	0	9
Leverage exposure	259,380	255,480	246,997	2	5
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	742	740	762	637	633	669	1,379	1,373	1,431
Real estate gains	(30)	(6)	0	0	0	0	(30)	(6)	0
Gains on business sales	0	0	(19)	0	0	(18)	0	0	(37)
Adjusted net revenues	712	734	743	637	633	651	1,349	1,367	1,394
Provision for credit losses	11	(4)	10	18	30	24	29	26	34
Total operating expenses	458	466	487	342	383	347	800	849	834
Restructuring expenses	–	(10)	(22)	–	(11)	(6)	–	(21)	(28)
Major litigation provisions	0	0	0	0	(35)	0	0	(35)	0
Expenses related to real estate disposals	(7)	–	–	(3)	–	–	(10)	–	–
Adjusted total operating expenses	451	456	465	339	337	341	790	793	806
Income before taxes	273	278	265	277	220	298	550	498	563
Total adjustments	(23)	4	3	3	46	(12)	(20)	50	(9)
Adjusted income before taxes	250	282	268	280	266	286	530	548	554
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	16.5	17.2	17.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Clients
Results details
In 1Q19, income before taxes of CHF 273 million was slightly higher compared to 1Q18, driven by lower total operating expenses, partially offset by slightly lower net revenues. Compared to 4Q18, income before taxes decreased slightly, reflecting higher provision for credit losses, partially offset by slightly lower total operating expenses.
Net revenues
Compared to 1Q18, net revenues of CHF 742 million decreased slightly, mainly driven by lower net interest income, decreased transaction-based revenues and slightly lower recurring commissions and fees. 1Q19 included the gains on the sale of real estate of CHF 30 million and 1Q18 included a gain on the sale of Euroclear of CHF 19 million, both reflected in other revenues. Net interest income of CHF 412 million was 4% lower with stable loan margins and lower deposit margins on slightly higher average loan and deposit volumes. Transaction-based revenues of CHF 101 million were 7% lower, mainly due to decreased client activity, partially offset by higher revenues from ITS. Recurring commissions and fees of CHF 199 million decreased slightly, primarily reflecting lower discretionary mandate management fees and decreased security account and custody services fees.
Compared to 4Q18, net revenues were stable, with higher other revenues reflecting the gains on the sale of real estate and higher transaction-based revenues, offset by lower net interest income and lower recurring commissions and fees. Transaction-based revenues were 19% higher, primarily reflecting increased revenues from ITS. Net interest income decreased 6% with stable loan margins and lower deposit margins on stable average loan and deposit volumes. Recurring commissions and fees were 5% lower, mainly due to seasonally lower revenues from our investment in Swisscard, decreased investment advisory fees, slightly lower discretionary mandate management fees and slightly lower security account and custody services fees.
Results - Private Clients
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	742	740	762	0	(3)
Provision for credit losses	11	(4)	10	–	10
Compensation and benefits	266	251	277	6	(4)
General and administrative expenses	167	180	162	(7)	3
Commission expenses	25	25	26	0	(4)
Restructuring expenses	–	10	22	–	–
Total other operating expenses	192	215	210	(11)	(9)
Total operating expenses	458	466	487	(2)	(6)
Income before taxes	273	278	265	(2)	3
Statement of operations metrics (%)
Cost/income ratio	61.7	63.0	63.9	–	–
Net revenue detail (CHF million)
Net interest income	412	440	428	(6)	(4)
Recurring commissions and fees	199	209	206	(5)	(3)
Transaction-based revenues	101	85	109	19	(7)
Other revenues	30	6	19	400	58
Net revenues	742	740	762	0	(3)
Margins on assets under management (annualized) (bp)
Gross margin [1]	143	144	147	–	–
Net margin [2]	53	54	51	–	–
Number of relationship managers
Number of relationship managers	1,280	1,260	1,310	2	(2)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q19, Private Clients recorded provision for credit losses of CHF 11 million compared to provision for credit losses of CHF 10 million in 1Q18 and a release of provision for credit losses of CHF 4 million in 4Q18. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 458 million decreased 6%. 1Q18 included restructuring expenses of CHF 22 million. General and administrative expenses of CHF 167 million were slightly higher, reflecting increases across various expense categories. Compensation and benefits of CHF 266 million decreased 4%, with lower salary expenses and lower discretionary compensation expenses, partially offset by higher pension expenses.
Compared to 4Q18, total operating expenses decreased slightly, with higher compensation and benefits and lower general and administrative expenses. 4Q18 included restructuring expenses of CHF 10 million. Compensation and benefits increased 6%, mainly due to higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards. General and administrative expenses were 7% lower, primarily reflecting lower allocated corporate function costs and lower advertising and marketing expenses.
Margins
Our gross margin was 143 basis points in 1Q19, a decrease of four basis points compared to 1Q18, reflecting lower net interest income, decreased transaction-based revenues and slightly lower recurring commissions and fees, partially offset by the gains on the sale of real estate, on stable average assets under management. Compared to 4Q18, our gross margin was one basis point lower, reflecting lower net interest income and decreased recurring commissions and fees on stable average assets under management, partially offset by the gains on the sale of real estate and higher transaction-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 53 basis points in 1Q19, an increase of two basis points compared to 1Q18, primarily reflecting lower total operating expenses, partially offset by slightly lower net revenues, on stable average assets under management. Compared to 4Q18, our net margin was one basis point lower, primarily due to higher provision for credit losses on stable average assets under management.

Assets under management
As of the end of 1Q19, assets under management of CHF 210.7 billion were CHF 12.7 billion higher compared to the end of 4Q18, mainly driven by favorable market movements and net new assets of CHF 3.3 billion. Net new assets reflected positive contributions from all businesses.
Assets under management – Private Clients
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Assets under management (CHF billion)
Assets under management	210.7	198.0	206.7	6.4	1.9
Average assets under management	207.2	205.0	207.8	1.1	(0.3)
Assets under management by currency (CHF billion)
USD	33.1	28.9	30.3	14.5	9.2
EUR	21.0	20.1	23.1	4.5	(9.1)
CHF	147.0	140.0	143.2	5.0	2.7
Other	9.6	9.0	10.1	6.7	(5.0)
Assets under management	210.7	198.0	206.7	6.4	1.9
Growth in assets under management (CHF billion)
Net new assets	3.3	(1.1)	2.7	–	–
Other effects	9.4	(10.2)	(4.3)	–	–
of which market movements	9.4	(9.7)	(3.6)	–	–
of which foreign exchange	0.4	0.2	(0.4)	–	–
of which other	(0.4)	(0.7)	(0.3)	–	–
Growth in assets under management	12.7	(11.3)	(1.6)	–	–
Growth in assets under management (annualized) (%)
Net new assets	6.7	(2.1)	5.2	–	–
Other effects	19.0	(19.5)	(8.3)	–	–
Growth in assets under management (annualized)	25.7	(21.6)	(3.1)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.7	1.4	2.7	–	–
Other effects	0.2	(6.3)	1.6	–	–
Growth in assets under management (rolling four-quarter average)	1.9	(4.9)	4.3	–	–
Corporate & Institutional Clients
Results details
In 1Q19, income before taxes of CHF 277 million was 7% lower compared to 1Q18, mainly reflecting lower net revenues, partially offset by lower provision for credit losses. Compared to 4Q18, income before taxes was 26% higher, driven by lower total operating expenses and lower provision for credit losses.
Net revenues
Compared to 1Q18, net revenues of CHF 637 million decreased 5%, driven by lower recurring commissions and fees and slightly lower transaction-based revenues. 1Q18 included a gain on the sale of our investment in Euroclear of CHF 18 million reflected in other revenues. Recurring commissions and fees of CHF 160 million were 8% lower, mainly due to lower security account and custody services fees and decreased banking services fees. Transaction-based revenues of CHF 187 million were slightly lower mainly due to lower client activity and lower revenues from our Swiss investment banking business, partially offset by higher revenues from ITS. Net interest income of CHF 307 million was stable, with higher deposit margins on stable average deposit volumes and stable loan margins on higher average loan volumes.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	637	633	669	1	(5)
Provision for credit losses	18	30	24	(40)	(25)
Compensation and benefits	209	201	210	4	0
General and administrative expenses	103	142	96	(27)	7
Commission expenses	30	29	35	3	(14)
Restructuring expenses	–	11	6	–	–
Total other operating expenses	133	182	137	(27)	(3)
Total operating expenses	342	383	347	(11)	(1)
Income before taxes	277	220	298	26	(7)
Statement of operations metrics (%)
Cost/income ratio	53.7	60.5	51.9	–	–
Net revenue detail (CHF million)
Net interest income	307	320	303	(4)	1
Recurring commissions and fees	160	160	174	0	(8)
Transaction-based revenues	187	163	190	15	(2)
Other revenues	(17)	(10)	2	70	–
Net revenues	637	633	669	1	(5)
Number of relationship managers
Number of relationship managers	520	520	540	0	(4)
Compared to 4Q18, net revenues were stable, mainly reflecting higher transaction-based revenues offset by lower net interest income. Transaction-based revenues increased 15%, mainly due to higher revenues from ITS, partially offset by lower revenues from our Swiss investment banking business. Net interest income decreased 4% with higher deposit margins on stable average deposit volumes and stable loan margins on slightly higher average loan volumes. Recurring commissions and fees were stable, with higher fees from lending activities, offset by decreased banking services fees.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 1Q19, Corporate & Institutional Clients recorded provision for credit losses of CHF 18 million relating to several individual cases compared to CHF 24 million in 1Q18. In 4Q18, provision for credit losses of CHF 30 million were recorded.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 342 million were stable, reflecting higher general and administrative expenses and lower commission expenses. 1Q18 included restructuring expenses of CHF 6 million. General and administrative expenses of CHF 103 million increased 7%, mainly reflecting higher allocated corporate function costs. Compensation and benefits of CHF 209 million were stable, primarily driven by lower discretionary compensation expenses offset by higher allocated corporate function costs.
Compared to 4Q18, total operating expenses decreased 11%, mainly reflecting lower general and administrative expenses, partially offset by increased compensation and benefits. 4Q18 included restructuring expenses of CHF 11 million. General and administrative expenses decreased 27%, mainly due to lower litigation provisions. Compensation and benefits increased 4%, primarily driven by higher discretionary compensation expenses and higher pension expenses.
Assets under management
As of the end of 1Q19, assets under management of CHF 395.9 billion were CHF 47.2 billion higher compared to the end of 4Q18, mainly driven by net new assets of CHF 27.6 billion and favorable market movements. Net new assets primarily reflected inflows from our pension business.

International Wealth Management
In 1Q19, we reported income before taxes of CHF 523 million and net revenues of CHF 1,417 million. Income before taxes was 8% higher compared to 1Q18 and 28% higher compared to 4Q18.
Results summary
1Q19 results
In 1Q19, income before taxes of CHF 523 million increased 8% compared to 1Q18. Net revenues of CHF 1,417 million were stable with higher transaction-and performance-based revenues, offset by lower other revenues and lower net interest income. Other revenues in 1Q18 included a gain on the sale of our investment in Euroclear of CHF 37 million in Private Banking. Provision for credit losses was CHF 10 million compared to a release of provision for credit losses of CHF 1 million in 1Q18. Total operating expenses decreased 4%. 1Q18 included restructuring expenses of CHF 26 million.
Compared to 4Q18, income before taxes increased 28%. Net revenues were stable, with higher transaction- and performance-based revenues, offset by lower net interest income and lower recurring commissions and fees. Provision for credit losses was CHF 10 million compared to CHF 16 million in 4Q18. Total operating expenses were 9% lower. 4Q18 included restructuring expenses of CHF 33 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 42.6 billion, 6% higher compared to the end of 4Q18, primarily driven by internal model and parameter updates, mainly reflecting higher operational risk as a result of updated allocation keys, and business growth. Leverage exposure of CHF 100.6 billion increased CHF 2.0 billion compared to the end of 4Q18, mainly driven by business growth.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,417	1,402	1,403	1	1
Provision for credit losses	10	16	(1)	(38)	–
Compensation and benefits	578	607	587	(5)	(2)
General and administrative expenses	252	280	254	(10)	(1)
Commission expenses	54	56	53	(4)	2
Restructuring expenses	–	33	26	–	–
Total other operating expenses	306	369	333	(17)	(8)
Total operating expenses	884	976	920	(9)	(4)
Income before taxes	523	410	484	28	8
Statement of operations metrics (%)
Return on regulatory capital	35.4	28.9	35.7	–	–
Cost/income ratio	62.4	69.6	65.6	–	–
Number of employees (full-time equivalents)
Number of employees	10,400	10,210	10,170	2	2

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	1,019	942	1,043	8	(2)
Asset Management	398	460	360	(13)	11
Net revenues	1,417	1,402	1,403	1	1
Net revenue detail (CHF million)
Net interest income	370	404	388	(8)	(5)
Recurring commissions and fees	539	562	547	(4)	(1)
Transaction- and performance-based revenues	510	439	433	16	18
Other revenues	(2)	(3)	35	(33)	–
Net revenues	1,417	1,402	1,403	1	1
Provision for credit losses (CHF million)
New provisions	12	20	5	(40)	140
Releases of provisions	(2)	(4)	(6)	(50)	(67)
Provision for credit losses	10	16	(1)	(38)	–
Balance sheet statistics (CHF million)
Total assets	93,968	91,835	89,313	2	5
Net loans	53,185	51,695	51,454	3	3
of which Private Banking	53,174	51,684	51,448	3	3
Risk-weighted assets	42,571	40,116	37,580	6	13
Leverage exposure	100,552	98,556	93,921	2	7
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	1,019	942	1,043	398	460	360	1,417	1,402	1,403
Real estate gains	0	(2)	0	0	0	0	0	(2)	0
(Gains)/losses on business sales	0	0	(37)	0	(24)	1	0	(24)	(36)
Adjusted net revenues	1,019	940	1,006	398	436	361	1,417	1,376	1,367
Provision for credit losses	10	16	(1)	0	0	0	10	16	(1)
Total operating expenses	607	628	643	277	348	277	884	976	920
Restructuring expenses	–	(25)	(18)	–	(8)	(8)	–	(33)	(26)
Major litigation provisions	27	0	0	0	0	0	27	0	0
Expenses related to real estate disposals	(8)	–	–	(2)	–	–	(10)	–	–
Expenses related to business sales	0	0	0	0	(47)	0	0	(47)	0
Adjusted total operating expenses	626	603	625	275	293	269	901	896	894
Income before taxes	402	298	401	121	112	83	523	410	484
Total adjustments	(19)	23	(19)	2	31	9	(17)	54	(10)
Adjusted income before taxes	383	321	382	123	143	92	506	464	474
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	34.3	32.7	34.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results details
In 1Q19, income before taxes of CHF 402 million was stable compared to 1Q18, reflecting lower total operating expenses, offset by slightly lower net revenues and an increase in provision for credit losses. Compared to 4Q18, income before taxes increased 35%, mainly reflecting higher net revenues and slightly lower total operating expenses.
Net revenues
Compared to 1Q18, net revenues of CHF 1,019 million decreased slightly as 1Q18 included the gain on the sale of our investment in Euroclear of CHF 37 million reflected in other revenues. Transaction- and performance-based revenues increased while net interest income and recurring commissions and fees decreased. Transaction- and performance-based revenues of CHF 354 million increased 14%, primarily driven by higher revenues from ITS, higher corporate advisory fees related to integrated solutions and higher levels of structured product issuances. Net interest income of CHF 370 million decreased 5% with lower treasury revenues and higher deposit margins and lower loan margins on higher average deposit and loan volumes. Recurring commissions and fees of CHF 295 million decreased 4% with lower discretionary mandate management fees and lower investment product management fees, partially offset by higher fees from lending activities.
Compared to 4Q18, net revenues increased 8%, mainly driven by significantly higher transaction- and performance-based revenues, partially offset by lower net interest income and slightly lower recurring commissions and fees. Transaction- and performance-based revenues increased 55%, primarily reflecting higher client activity with higher levels of structured product issuances and higher revenues from ITS. Net interest income decreased 8% with lower treasury revenues and higher deposit margins and stable loan margins on stable average deposit and loan volumes. Recurring commissions and fees decreased slightly, mainly reflecting lower fees from lending activities.
Results – Private Banking
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,019	942	1,043	8	(2)
Provision for credit losses	10	16	(1)	(38)	–
Compensation and benefits	413	382	411	8	0
General and administrative expenses	157	184	176	(15)	(11)
Commission expenses	37	37	38	0	(3)
Restructuring expenses	–	25	18	–	–
Total other operating expenses	194	246	232	(21)	(16)
Total operating expenses	607	628	643	(3)	(6)
Income before taxes	402	298	401	35	0
Statement of operations metrics (%)
Cost/income ratio	59.6	66.7	61.6	–	–
Net revenue detail (CHF million)
Net interest income	370	404	388	(8)	(5)
Recurring commissions and fees	295	305	307	(3)	(4)
Transaction- and performance-based revenues	354	229	311	55	14
Other revenues	0	4	37	(100)	(100)
Net revenues	1,019	942	1,043	8	(2)
Margins on assets under management (annualized) (bp)
Gross margin [1]	113	103	114	–	–
Net margin [2]	45	33	44	–	–
Number of relationship managers
Number of relationship managers	1,150	1,110	1,130	4	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
In 1Q19, provision for credit losses was CHF 10 million, compared to a release of provision for credit losses of CHF 1 million in 1Q18 and provision for credit losses of CHF 16 million in 4Q18.
Total operating expenses
Compared to 1Q18, total operating expenses of CHF 607 million decreased 6%, mainly driven by lower general and administrative expenses. 1Q18 included restructuring expenses of CHF 18 million. General and administrative expenses of CHF 157 million decreased 11%, mainly reflecting a release of litigation provisions, partially offset by higher allocated corporate function costs. Compensation and benefits of CHF 413 million were stable, mainly driven by higher salary expenses, including severance payments, offset by lower discretionary compensation expenses.
Compared to 4Q18, total operating expenses decreased slightly. 4Q18 included restructuring expenses of CHF 25 million. General and administrative expenses decreased 15%, mainly driven by the release of litigation provisions and lower professional services fees, partially offset by higher allocated corporate function costs. Compensation and benefits increased 8%, mainly reflecting higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards.
Margins
Our gross margin was 113 basis points in 1Q19, a decrease of one basis point compared to 1Q18, reflecting lower other revenues due to the gain on the sale of our investment in Euroclear in 1Q18, lower net interest income and decreased recurring commissions and fees, partially offset by higher transaction- and performance-based revenues and slightly lower average assets under management. Compared to 4Q18, our gross margin was ten basis points higher, primarily driven by significantly higher transaction- and performance-based revenues and slightly lower average assets under management, partially offset by lower net interest income.
> Refer to “Assets under management” for further information.
Our net margin was 45 basis points in 1Q19, an increase of one basis point compared to 1Q18, reflecting lower total operating expenses and the slightly lower average assets under management, partially offset by slightly lower net revenues and higher provision for credit losses. Our net margin was twelve basis points higher compared to 4Q18, mainly reflecting higher net revenues, slightly lower total operating expenses and the slightly lower average assets under management.

Assets under management
As of the end of 1Q19, assets under management of CHF 356.4 billion were CHF 1.1 billion lower compared to the end of 4Q18, mainly reflecting structural effects, partially offset by favorable market movements. Net new assets of CHF 1.3 billion mainly reflected solid growth in the high-net-worth client segment and a recovery of inflows in Europe. However, net new assets were impacted by lower inflows in the ultra-high-net-worth client segment in emerging markets.
Assets under management – Private Banking
	in / end of				% change
	1Q19		4Q18	1Q18	QoQ	YoY
Assets under management (CHF billion)
Assets under management	356.4		357.5	369.7	(0.3)	(3.6)
Average assets under management	360.0		365.5	366.2	(1.5)	(1.7)
Assets under management by currency (CHF billion)
USD	175.9		170.3	164.5	3.3	6.9
EUR	99.8		106.7	116.0	(6.5)	(14.0)
CHF	17.8		17.5	22.4	1.7	(20.5)
Other	62.9		63.0	66.8	(0.2)	(5.8)
Assets under management	356.4		357.5	369.7	(0.3)	(3.6)
Growth in assets under management (CHF billion)
Net new assets	1.3		0.5	5.5	–	–
Other effects	(2.4)		(11.4)	(2.7)	–	–
of which market movements	14.3		(13.7)	(0.7)	–	–
of which foreign exchange	2.3		2.1	(3.1)	–	–
of which other	(19.0)	[1]	0.2	1.1	–	–
Growth in assets under management	(1.1)		(10.9)	2.8	–	–
Growth in assets under management (annualized) (%)
Net new assets	1.5		0.5	6.0	–	–
Other effects	(2.7)		(12.3)	(2.9)	–	–
Growth in assets under management (annualized)	(1.2)		(11.8)	3.1	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.7		3.9	4.9	–	–
Other effects	(6.3)		(6.5)	5.1	–	–
Growth in assets under management (rolling four-quarter average)	(3.6)		(2.6)	10.0	–	–
1 Mainly reflecting the introduction of an updated assets under management policy. Refer to "Assets under management" for further information.

Asset Management
Results details
Income before taxes of CHF 121 million increased 46% compared to 1Q18, reflecting higher net revenues. Compared to 4Q18, income before taxes increased 8%, driven by lower total operating expenses, partially offset by lower net revenues.
In 4Q18, we completed a business disposal involving a spin-off relating to our securitized products fund, while retaining an economic interest in the new management company and the fund. Beginning in 1Q19, revenues from this interest are recognized as investment and partnership income rather than management fees and performance and placement revenues as previously reported. Prior periods have been reclassified to conform to the current presentation.
Net revenues
Compared to 1Q18, net revenues of CHF 398 million increased 11%, mainly reflecting significantly higher investment and partnership income and slightly higher management fees. Investment and partnership income increased CHF 29 million to CHF 102 million, mainly driven by a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment, partially offset by lower revenues from a single manager hedge fund and lower income from the real estate sector. Management fees of CHF 266 million increased CHF 6 million, mainly driven by slightly higher average assets under management. Performance and placement revenues of CHF 30 million increased 11%, mainly reflecting higher placement fees, partially offset by lower performance fees.
Compared to 4Q18, net revenues decreased 13%, reflecting lower revenues across all revenue categories. Investment and partnership income decreased CHF 45 million, mainly as 4Q18 included revenues from a business disposal, partially offset by a higher gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment. Management fees were slightly lower reflecting lower transactions fees and lower average assets under management. Performance and placement revenues decreased CHF 8 million, driven by lower placement fees, partially offset by investment-related gains compared to losses in 4Q18.
Results – Asset Management
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	398	460	360	(13)	11
Provision for credit losses	0	0	0	–	–
Compensation and benefits	165	225	176	(27)	(6)
General and administrative expenses	95	96	78	(1)	22
Commission expenses	17	19	15	(11)	13
Restructuring expenses	–	8	8	–	–
Total other operating expenses	112	123	101	(9)	11
Total operating expenses	277	348	277	(20)	0
Income before taxes	121	112	83	8	46
Statement of operations metrics (%)
Cost/income ratio	69.6	75.7	76.9	–	–
Net revenue detail (CHF million) [1]
Management fees	266	275	260	(3)	2
Performance and placement revenues	30	38	27	(21)	11
Investment and partnership income	102	147	73	(31)	40
Net revenues	398	460	360	(13)	11
of which recurring commissions and fees	244	257	240	(5)	2
of which transaction- and performance-based revenues	156	210	122	(26)	28
of which other revenues	(2)	(7)	(2)	(71)	0
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

1 Prior periods have been reclassified to conform to the current presentation.

Total operating expenses
Compared to 1Q18, total operating expenses of CHF 277 million were stable, reflecting lower compensation and benefits, offset by higher general and administrative expenses. 1Q18 included restructuring expenses of CHF 8 million. Compensation and benefits of CHF 165 million decreased 6%, primarily reflecting lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 95 million increased 22%, mainly driven by higher professional services fees and higher allocated corporate function costs.
Compared to 4Q18, total operating expenses decreased 20%, mainly reflecting lower compensation and benefits. 4Q18 included restructuring expenses of CHF 8 million. Compensation and benefits decreased 27%, primarily driven by lower salary expenses, decreased discretionary compensation expenses and lower deferred compensation expenses from prior-year awards, mainly reflecting the 4Q18 business disposal. General and administrative expenses were stable.
Assets under management
As of the end of 1Q19, assets under management of CHF 404.5 billion were CHF 15.8 billion higher compared to the end of 4Q18, mainly reflecting favorable market movements. Net asset outflows of CHF 0.5 billion mainly reflected outflows from emerging market joint ventures, partially offset by inflows from traditional investments.
Assets under management – Asset Management
	in / end of				% change
	1Q19	4Q18	1Q18		QoQ	YoY
Assets under management (CHF billion)
Traditional investments	233.0	218.9	218.4		6.4	6.7
Alternative investments	126.8	124.6	121.6	[1]	1.8	4.3
Investments and partnerships	44.7	45.2	51.2	[1]	(1.1)	(12.7)
Assets under management	404.5	388.7	391.2		4.1	3.4
Average assets under management	398.0	401.7	386.6		(0.9)	2.9
Assets under management by currency (CHF billion)
USD	112.5	107.2	102.6		4.9	9.6
EUR	49.1	49.0	50.1		0.2	(2.0)
CHF	195.7	184.9	181.5		5.8	7.8
Other	47.2	47.6	57.0		(0.8)	(17.2)
Assets under management	404.5	388.7	391.2		4.1	3.4
Growth in assets under management (CHF billion)
Net new assets [2]	(0.5)	0.7	9.0		–	–
Other effects	16.3	(15.7)	(3.4)		–	–
of which market movements	14.5	(11.3)	(2.1)		–	–
of which foreign exchange	2.2	1.7	(1.2)		–	–
of which other	(0.4)	(6.1)	(0.1)		–	–
Growth in assets under management	15.8	(15.0)	5.6		–	–
Growth in assets under management (annualized) (%)
Net new assets	(0.5)	0.7	9.3		–	–
Other effects	16.8	(15.6)	(3.5)		–	–
Growth in assets under management	16.3	(14.9)	5.8		–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.2	5.8	3.9		–	–
Other effects	0.2	(5.0)	2.7		–	–
Growth in assets under management (rolling four-quarter average)	3.4	0.8	6.6		–	–
1 Prior periods have been reclassified to conform to the current presentation.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q19, we reported income before taxes of CHF 183 million and net revenues of CHF 854 million. Income before taxes was 22% lower compared to 1Q18 and increased significantly compared to 4Q18.
Results summary
1Q19 results
In 1Q19, income before taxes of CHF 183 million decreased 22% compared to 1Q18. Compared to 1Q18, net revenues of CHF 854 million decreased 14%, driven by lower revenues in our Wealth Management & Connected business, reflecting lower Private Banking and advisory, underwriting and financing revenues, and lower revenues in our Markets business, mainly reflecting lower equity sales and trading revenues. Total operating expenses of CHF 654 million decreased 12%, mainly due to lower litigation provisions, compensation and benefits and commission expenses.
Compared to 4Q18, income before taxes increased significantly. Net revenues increased 26%, driven by higher revenues in our Markets business across all revenue categories and higher revenues in our Wealth Management & Connected business, reflecting higher Private Banking and advisory, underwriting and financing revenues. Total operating expenses increased slightly, primarily due to higher compensation and benefits. 4Q18 included restructuring expenses of CHF 26 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 37.8 billion, an increase of CHF 0.7 billion compared to the end of 4Q18, primarily driven by internal model and parameter updates, mainly reflecting higher operational risk as a result of updated allocation keys, and a foreign exchange impact, partially offset lower business usage. Leverage exposure was CHF 110.7 billion, an increase of CHF 4.3 billion compared to the end of 4Q18, mainly driven by higher business usage in Markets, higher lending activity in Wealth Management & Connected and a foreign exchange impact.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	854	677	991	26	(14)
Provision for credit losses	17	8	10	113	70
Compensation and benefits	388	330	411	18	(6)
General and administrative expenses	209	213	259	(2)	(19)
Commission expenses	57	63	71	(10)	(20)
Restructuring expenses	–	26	6	–	–
Total other operating expenses	266	302	336	(12)	(21)
Total operating expenses	654	632	747	3	(12)
Income before taxes	183	37	234	395	(22)
Statement of operations metrics (%)
Return on regulatory capital	13.5	2.7	16.9	–	–
Cost/income ratio	76.6	93.4	75.4	–	–
Number of employees (full-time equivalents)
Number of employees	7,680	7,440	7,270	3	6

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenues (CHF million)
Wealth Management & Connected	565	506	663	12	(15)
Markets	289	171	328	69	(12)
Net revenues	854	677	991	26	(14)
Provision for credit losses (CHF million)
New provisions	19	10	11	90	73
Releases of provisions	(2)	(2)	(1)	0	100
Provision for credit losses	17	8	10	113	70
Balance sheet statistics (CHF million)
Total assets	105,868	99,809	107,851	6	(2)
Net loans	44,826	43,713	44,940	3	0
of which Private Banking	34,412	32,877	36,680	5	(6)
Risk-weighted assets	37,826	37,156	33,647	2	12
Leverage exposure	110,684	106,375	115,709	4	(4)
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	565	506	663	289	171	328	854	677	991
Provision for credit losses	17	9	9	0	(1)	1	17	8	10
Total operating expenses	378	359	449	276	273	298	654	632	747
Restructuring expenses	–	(10)	(3)	–	(16)	(3)	–	(26)	(6)
Major litigation provisions	0	(1)	(48)	0	0	0	0	(1)	(48)
Adjusted total operating expenses	378	348	398	276	257	295	654	605	693
Income/(loss) before taxes	170	138	205	13	(101)	29	183	37	234
Total adjustments	0	11	51	0	16	3	0	27	54
Adjusted income/(loss) before taxes	170	149	256	13	(85)	32	183	64	288
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.5	4.7	20.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Wealth Management & Connected
Results details
Income before taxes of CHF 170 million decreased 17% compared to 1Q18, mainly reflecting lower net revenues, partially offset by lower total operating expenses. Compared to 4Q18, income before taxes increased 23%, mainly reflecting higher net revenues, partially offset by higher total operating expenses.
Net revenues
Net revenues of CHF 565 million decreased 15% compared to 1Q18, mainly reflecting lower transaction-based revenues, advisory, underwriting and financing revenues and net interest income. Transaction-based revenues decreased 22% to CHF 145 million, primarily reflecting lower brokerage and product issuing fees. Advisory, underwriting and financing revenues decreased 20% to CHF 167 million, primarily due to lower fees from M&A transactions and lower equity underwriting revenues, partially offset by higher financing revenues. Net interest income decreased 8% to CHF 146 million, mainly reflecting lower loan margins on lower average loan volumes and lower deposit margins on higher average deposit volumes. Recurring commissions and fees decreased 4% to CHF 107 million, primarily reflecting lower discretionary mandate management and wealth structuring solutions fees.

Results - Wealth Management & Connected
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	565	506	663	12	(15)
Provision for credit losses	17	9	9	89	89
Compensation and benefits	256	219	270	17	(5)
General and administrative expenses	109	112	160	(3)	(32)
Commission expenses	13	18	16	(28)	(19)
Restructuring expenses	–	10	3	–	–
Total other operating expenses	122	140	179	(13)	(32)
Total operating expenses	378	359	449	5	(16)
Income before taxes	170	138	205	23	(17)
of which Private Banking	131	97	170	35	(23)
Statement of operations metrics (%)
Cost/income ratio	66.9	70.9	67.7	–	–
Net revenue detail (CHF million)
Private Banking	398	358	455	11	(13)
of which net interest income	146	156	159	(6)	(8)
of which recurring commissions and fees	107	93	111	15	(4)
of which transaction-based revenues	145	108	185	34	(22)
Advisory, underwriting and financing	167	148	208	13	(20)
Net revenues	565	506	663	12	(15)
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	75	70	92	–	–
Net margin [2]	25	19	34	–	–
Number of relationship managers
Number of relationship managers	600	580	600	3	0
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 4Q18, net revenues increased 12%, mainly reflecting higher transaction-based revenues, advisory, underwriting and financing revenues and recurring commissions and fees, partially offset by lower net interest income. Transaction-based revenues increased 34%, primarily reflecting higher brokerage and product issuing fees. Advisory, underwriting and financing revenues increased 13%, primarily due to higher debt underwriting and financing revenues as well as higher fees from M&A transactions. Recurring commissions and fees increased 15%, mainly due to higher wealth structuring solutions, discretionary mandate management and investment product management fees. Net interest income decreased 6%, reflecting lower loan margins on stable average loan volumes, lower treasury revenues and lower deposit margins on slightly higher average deposit volumes.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 1Q19, Wealth Management & Connected recorded a provision for credit losses of CHF 17 million, mainly related to a single case. In both 1Q18 and 4Q18, we recorded provisions for credit losses of CHF 9 million.
Total operating expenses
Total operating expenses of CHF 378 million decreased 16% compared to 1Q18, mainly reflecting lower general and administrative expenses and compensation and benefits. General and administrative expenses decreased 32% to CHF 109 million, mainly due to lower litigation provisions. Compensation and benefits decreased 5% to CHF 256 million, primarily driven by lower discretionary compensation expenses.
Compared to 4Q18, total operating expenses increased 5%, mainly reflecting higher compensation and benefits. 4Q18 included restructuring expenses of CHF 10 million. Compensation and benefits increased 17%, primarily driven by higher discretionary compensation expenses. General and administrative expenses decreased slightly, mainly due to lower professional services fees.

Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 75 basis points in 1Q19, seventeen basis points lower compared to 1Q18, reflecting lower net revenues and a 7.4% increase in average assets under management. Compared to 4Q18, our gross margin was five basis points higher, reflecting higher transaction-based revenues and recurring commissions and fees, partially offset by lower net interest income and a 3.1% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 25 basis points in 1Q19, nine basis points lower compared to 1Q18, mainly reflecting lower net revenues. Compared to 4Q18, our net margin was six basis points higher, mainly reflecting higher net revenues.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 1Q19, assets under management of CHF 219.0 billion were CHF 17.3 billion higher compared to the end of 4Q18, primarily reflecting favorable market movements, and net new assets of CHF 5.0 billion. Net new assets primarily reflected inflows from Greater China and Southeast Asia.
Assets under management – Private Banking
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Assets under management (CHF billion)
Assets under management	219.0	201.7	199.1	8.6	10.0
Average assets under management	212.3	206.0	197.6	3.1	7.4
Assets under management by currency (CHF billion)
USD	117.8	106.4	104.4	10.7	12.8
EUR	6.1	5.8	6.7	5.2	(9.0)
CHF	1.8	1.8	2.0	0.0	(10.0)
Other	93.3	87.7	86.0	6.4	8.5
Assets under management	219.0	201.7	199.1	8.6	10.0
Growth in assets under management (CHF billion)
Net new assets	5.0	1.2	6.2	–	–
Other effects	12.3	(7.0)	(3.9)	–	–
of which market movements	11.3	(9.1)	(1.9)	–	–
of which foreign exchange	2.3	2.1	(3.2)	–	–
of which other	(1.3)	0.0	1.2	–	–
Growth in assets under management	17.3	(5.8)	2.3	–	–
Growth in assets under management (annualized) (%)
Net new assets	9.9	2.3	12.6	–	–
Other effects	24.4	(13.5)	(7.9)	–	–
Growth in assets under management (annualized)	34.3	(11.2)	4.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	8.0	8.7	10.0	–	–
Other effects	2.0	(6.2)	2.2	–	–
Growth in assets under management (rolling four-quarter average)	10.0	2.5	12.2	–	–

Markets
Results details
Income before taxes of CHF 13 million decreased 55% compared to 1Q18, mainly reflecting lower net revenues, partially offset by lower total operating expenses. Compared to a loss before taxes of CHF 101 million in 4Q18, the increase of CHF 114 million primarily reflected higher net revenues.
Net revenues
Net revenues of CHF 289 million decreased 12% compared to 1Q18, reflecting lower equity sales and trading revenues. Equity sales and trading revenues decreased 19% to CHF 198 million, mainly due to lower revenues from cash equities and prime services, reflecting decreased client activity. Fixed income sales and trading revenues increased 7% to CHF 91 million, mainly due to higher revenues from credit products, partially offset by lower revenues from emerging markets rates products.
Compared to 4Q18, net revenues increased 69%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly, mainly driven by higher revenues from credit products, structured products, foreign exchange and developed market rates products, reflecting improved trading performance and higher client activity. Equity sales and trading revenues increased 17%, mainly due to higher revenues from equity derivatives.
Results - Markets
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	289	171	328	69	(12)
Provision for credit losses	0	(1)	1	100	(100)
Compensation and benefits	132	111	141	19	(6)
General and administrative expenses	100	101	99	(1)	1
Commission expenses	44	45	55	(2)	(20)
Restructuring expenses	–	16	3	–	–
Total other operating expenses	144	162	157	(11)	(8)
Total operating expenses	276	273	298	1	(7)
Income/(loss) before taxes	13	(101)	29	–	(55)
Statement of operations metrics (%)
Cost/income ratio	95.5	159.6	90.9	–	–
Net revenue detail (CHF million)
Equity sales and trading	198	169	243	17	(19)
Fixed income sales and trading	91	2	85	–	7
Net revenues	289	171	328	69	(12)
Total operating expenses
Total operating expenses of CHF 276 million decreased 7% compared to 1Q18, mainly reflecting lower commission expenses and lower compensation and benefits. Compensation and benefits decreased 6% to CHF 132 million, primarily driven by lower discretionary compensation expenses. General and administrative expenses were stable.
Compared to 4Q18, total operating expenses were stable, mainly reflecting higher compensation and benefits in 1Q19 and restructuring expenses of CHF 16 million in 4Q18. Compensation and benefits increased 19%, primarily driven by higher discretionary compensation expenses. General and administrative expenses were stable.

Global Markets
In 1Q19, we reported income before taxes of CHF 282 million and net revenues of CHF 1,472 million. Net revenues decreased 5% compared to 1Q18, reflecting a significant slowdown in market-wide underwriting activity, partially offset by higher trading revenues, particularly in our ITS franchise.
Results summary
1Q19 results
In 1Q19, we reported income before taxes of CHF 282 million and net revenues of CHF 1,472 million. Net revenues decreased 5% compared to 1Q18, driven by less favorable market conditions across our equity and debt underwriting businesses, partially offset by higher trading revenues, particularly in our ITS franchise. Total operating expenses of CHF 1,179 million decreased 5%, reflecting lower general and administrative expenses. 1Q18 included restructuring expenses of CHF 42 million.
Compared to 4Q18, net revenues increased 53%, reflecting improved market conditions and a seasonal increase in trading activity. Total operating expenses increased slightly compared to 4Q18, reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. 4Q18 included restructuring expenses of CHF 80 million.
Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of USD 58.3 billion, a decrease of USD 1.5 billion compared to the end of 4Q18, driven by internal model and parameter updates, mainly reflecting lower operational risk as a result of updated allocation keys. Leverage exposure was USD 260.2 billion, an increase of USD 11.1 billion compared to the end of 4Q18, primarily due to higher business activity.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,472	965	1,546	53	(5)
Provision for credit losses	11	5	4	120	175
Compensation and benefits	636	518	617	23	3
General and administrative expenses	415	439	453	(5)	(8)
Commission expenses	128	116	135	10	(5)
Restructuring expenses	–	80	42	–	–
Total other operating expenses	543	635	630	(14)	(14)
Total operating expenses	1,179	1,153	1,247	2	(5)
Income/(loss) before taxes	282	(193)	295	–	(4)
Statement of operations metrics (%)
Return on regulatory capital	8.9	(6.2)	8.5	–	–
Cost/income ratio	80.1	119.5	80.7	–	–
Number of employees (full-time equivalents)
Number of employees	11,460	11,350	11,610	1	(1)

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	890	473	860	88	3
Equity sales and trading	540	356	490	52	10
Underwriting	141	242	288	(42)	(51)
Other [1]	(99)	(106)	(92)	(7)	8
Net revenues	1,472	965	1,546	53	(5)
Balance sheet statistics (CHF million)
Total assets	227,482	211,530	239,432	8	(5)
Risk-weighted assets	58,131	59,016	57,990	(1)	0
Risk-weighted assets (USD)	58,301	59,836	60,732	(3)	(4)
Leverage exposure	259,420	245,664	282,778	6	(8)
Leverage exposure (USD)	260,181	249,076	296,149	4	(12)
1 Other revenues include treasury funding costs and the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise.
Reconciliation of adjusted results
	Global Markets
in	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	1,472	965	1,546
Provision for credit losses	11	5	4
Total operating expenses	1,179	1,153	1,247
Restructuring expenses	–	(80)	(42)
Expenses related to real estate disposals	(8)	–	–
Adjusted total operating expenses	1,171	1,073	1,205
Income/(loss) before taxes	282	(193)	295
Total adjustments	8	80	42
Adjusted income/(loss) before taxes	290	(113)	337
Adjusted return on regulatory capital (%)	9.2	(3.7)	9.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 1Q19, fixed income sales and trading revenues of CHF 890 million increased slightly compared to 1Q18, reflecting higher results across most businesses. Global credit products revenues increased significantly, primarily due to higher leveraged finance and increased investment grade trading activity. Emerging markets revenues increased significantly, albeit from subdued levels, reflecting significantly higher trading activity in Brazil due to more favorable market conditions and higher financing and structured credit revenues across regions. In addition, macro products revenues increased, due to significantly improved results in our rates business. This was partially offset by lower securitized products revenues compared to a strong 1Q18, which included increased client activity and more favorable market conditions, although there was continued positive momentum in asset finance.
Compared to a subdued 4Q18, fixed income sales and trading revenues increased 88%, reflecting a seasonal increase in client activity across all businesses and improved market conditions. Global credit products revenues increased significantly compared to subdued levels, primarily due to higher leveraged finance trading activity reflecting tightened credit spreads and increased investment grade trading activity. Macro products revenues increased significantly, reflecting improved results in our rates and foreign exchange businesses. Securitized products revenues increased, reflecting higher agency and non-agency revenues, notwithstanding the significant gain in 4Q18 from the sale of an investment acquired in the normal course of business. Furthermore, emerging markets revenues increased, reflecting higher trading and financing in Latin America and Europe, Middle East and Africa (EMEA) due to a seasonal increase in client activity.
Equity sales and trading
In 1Q19, equity sales and trading revenues of CHF 540 million increased 10% compared to 1Q18, primarily due to continued momentum in equity derivatives. Equity derivatives revenues increased compared to a strong 1Q18, reflecting significantly higher structured derivatives revenues due to increased client activity. Prime services revenues increased slightly, reflecting higher client financing revenues. These increases were partially offset by lower cash equities revenues, as reduced underwriting issuance activity negatively impacted secondary trading volumes.
Compared to 4Q18, equity sales and trading revenues increased 52%, reflecting a seasonal increase in client activity and more favorable market conditions. Equity derivatives revenues increased significantly, mainly reflecting higher client activity in structured derivatives. In addition, prime services revenues increased, primarily due to higher client financing revenues. Cash equities revenues increased slightly despite challenging trading conditions.
Underwriting
In 1Q19, underwriting revenues of CHF 141 million decreased 51% compared to 1Q18, reflecting challenging market conditions including the US government shutdown, which negatively impacted issuance activity. Debt underwriting revenues decreased significantly, primarily due to lower leveraged finance issuance activity. In addition, equity underwriting revenues decreased, reflecting significantly lower equity issuance activity.
Compared to 4Q18, underwriting revenues decreased 42%, primarily reflecting lower debt issuance activity. Debt underwriting revenues decreased significantly, primarily reflecting lower leveraged finance results. Equity underwriting revenues decreased slightly due to lower market-wide issuance activity.
Provision for credit losses
In 1Q19, we recorded provision for credit losses of CHF 11 million, compared to CHF 4 million in 1Q18 and CHF 5 million in 4Q18.
Total operating expenses
In 1Q19, total operating expenses of CHF 1,179 million decreased 5% compared to 1Q18, reflecting lower general and administrative expenses, partially offset by increased compensation and benefits. 1Q18 included restructuring expenses of CHF 42 million. General and administrative expenses decreased, reflecting reduced allocated corporate function costs and lower professional services fees. Compensation and benefits increased slightly, primarily reflecting higher deferred compensation expenses from prior-year awards, offset in part by lower discretionary compensation expenses.
Compared to 4Q18, total operating expenses increased slightly, reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. 4Q18 included restructuring expenses of CHF 80 million. Compensation and benefits increased, reflecting higher discretionary compensation and deferred compensation expenses from prior-year awards and increased salary expenses. General and administrative expenses decreased, reflecting lower allocated corporate function costs.

Investment Banking & Capital Markets
In 1Q19, we reported a loss before taxes of CHF 93 million and net revenues of CHF 356 million. Client activity was significantly lower compared to 1Q18, impacted by challenging market conditions across capital markets.
Results summary
1Q19 results
In 1Q19, we reported a loss before taxes of CHF 93 million compared to income before taxes of CHF 59 million in 1Q18. The results in 1Q19 reflected lower market activity across debt and equity underwriting, which was negatively impacted by the US government shutdown, investor concerns over a slowdown in US corporate earnings and gross domestic product (GDP) growth and the uncertain geopolitical environment. Net revenues of CHF 356 million decreased 33%, driven by lower revenues from debt and equity underwriting, reflecting a decline in the industry-wide fee pool and lower revenues from advisory and other fees. Debt underwriting revenues decreased 27%, primarily driven by lower leveraged finance activity and equity underwriting revenues decreased 44%, mainly driven by lower initial public offering (IPO) issuances and follow-on activity. Revenues from advisory and other fees decreased 19%. Other revenues decreased CHF 25 million, primarily reflecting negative valuation changes in our corporate lending portfolio due to tightening credit spreads in 1Q19. Total operating expenses decreased 6%. 1Q18 included restructuring expenses of CHF 30 million.
Compared to 4Q18, net revenues decreased 25%, mainly driven by lower revenues from advisory and other fees and lower other revenues, partially offset by higher equity and debt underwriting revenues. Equity underwriting revenues increased 287%, compared to weak 4Q18 results, which included a loss on a single block trade. Debt underwriting revenues were slightly higher, while revenues from advisory and other fees decreased 49%, reflecting fewer deal closings. Total operating expenses of CHF 441 million increased 21%, driven by higher compensation and benefits. 4Q18 included restructuring expenses of CHF 6 million.
Capital and leverage metrics
As of the end of 1Q19, risk-weighted assets were USD 24.8 billion, an increase of USD 0.3 billion compared to the end of 4Q18. Leverage exposure was USD 42.3 billion, an increase of USD 1.2 billion compared to the end of 4Q18, primarily driven by growth in the corporate lending portfolio and underwriting commitments.
Divisional results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Net revenues	356	475	528	(25)	(33)
Provision for credit losses	8	5	1	60	–
Compensation and benefits	311	241	316	29	(2)
General and administrative expenses	127	114	121	11	5
Commission expenses	3	4	1	(25)	200
Restructuring expenses	–	6	30	–	–
Total other operating expenses	130	124	152	5	(14)
Total operating expenses	441	365	468	21	(6)
Income/(loss) before taxes	(93)	105	59	–	–
Statement of operations metrics (%)
Return on regulatory capital	(10.6)	12.4	8.1	–	–
Cost/income ratio	123.9	76.8	88.6	–	–
Number of employees (full-time equivalents)
Number of employees	3,080	3,100	3,120	(1)	(1)

Divisional results (continued)
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	140	276	172	(49)	(19)
Debt underwriting	186	183	256	2	(27)
Equity underwriting	58	15	103	287	(44)
Other	(28)	1	(3)	–	–
Net revenues	356	475	528	(25)	(33)
Balance sheet statistics (CHF million)
Total assets	17,494	16,156	15,380	8	14
Risk-weighted assets	24,760	24,190	20,866	2	19
Risk-weighted assets (USD)	24,833	24,526	21,853	1	14
Leverage exposure	42,161	40,485	38,731	4	9
Leverage exposure (USD)	42,285	41,047	40,562	3	4
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q19	4Q18	1Q18
Adjusted results (CHF million)
Net revenues	356	475	528
Provision for credit losses	8	5	1
Total operating expenses	441	365	468
Restructuring expenses	–	(6)	(30)
Major litigation provisions	0	(1)	0
Expenses related to real estate disposals	(7)	–	–
Adjusted total operating expenses	434	358	438
Income/(loss) before taxes	(93)	105	59
Total adjustments	7	7	30
Adjusted income/(loss) before taxes	(86)	112	89
Adjusted return on regulatory capital (%)	(9.9)	13.3	12.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 1Q19, revenues from advisory and other fees of CHF 140 million decreased 19% compared to 1Q18, primarily driven by lower revenues from completed M&A transactions due to the timing of deal closings and regulatory delays.
Compared to a strong 4Q18, revenues from advisory and other fees decreased 49%, mainly reflecting lower revenues from completed M&A transactions.
Debt underwriting
In 1Q19, debt underwriting revenues of CHF 186 million decreased 27% compared to 1Q18, primarily driven by lower leveraged finance, impacted by lower industry-wide activity.
Compared to 4Q18, debt underwriting revenues increased slightly, primarily driven by increased revenues from leveraged finance.
Equity underwriting
In 1Q19, equity underwriting revenues of CHF 58 million decreased 44% compared to 1Q18, mainly driven by lower IPO issuances and follow-on activity, reflecting challenging market conditions due to the US government shutdown.
Compared to 4Q18, equity underwriting revenues increased 287%, driven by increased revenues from follow-on activity, which in 4Q18 included a loss on a single block trade.
Provision for credit losses
In 1Q19, we recorded provision for credit losses of CHF 8 million, compared to CHF 1 million in 1Q18 and CHF 5 million in 4Q18, reflecting in each period adverse developments on non-fair valued loans in our corporate lending portfolio.
Total operating expenses
In 1Q19, total operating expenses of CHF 441 million decreased 6% compared to 1Q18, which included restructuring expenses of CHF 30 million. Compensation and benefits of CHF 311 million decreased slightly, reflecting lower discretionary compensation expenses. General and administrative expenses of CHF 127 million increased 5%, primarily driven by real estate disposal allocations.
Compared to 4Q18, total operating expenses increased 21%, primarily driven by higher compensation and benefits. Compensation and benefits increased 29%, mainly driven by higher discretionary compensation expenses and higher deferred compensation from prior year awards. 4Q18 included restructuring expenses of CHF 6 million.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	769	761	1,106	1	(30)
of which advisory and other fees	171	308	251	(44)	(32)
of which debt underwriting	460	368	616	25	(25)
of which equity underwriting	138	85	239	62	(42)

Corporate Center
In 1Q19, we reported a loss before taxes of CHF 383 million compared to CHF 172 million in 1Q18 and income before taxes of CHF 35 million in 4Q18.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and, since 1Q19, legacy funding costs previously reported in the Strategic Resolution Unit.
As previously disclosed, beginning in 1Q19 the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio such as legacy funding costs, legacy litigation provisions and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Prior periods have not been restated.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments, certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Asia Pacific. Since 3Q18, compensation and benefits have also included fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(118)	132	(109)	–	8
Asset Resolution Unit	(35)	–	–	–	–
Other	62	(48)	49	–	27
Net revenues	(91)	84	(60)	–	52
Provision for credit losses	6	0	0	–	–
Compensation and benefits	130	(64)	55	–	136
General and administrative expenses	140	107	37	31	278
Commission expenses	16	5	19	220	(16)
Restructuring expenses	–	1	1	–	–
Total other operating expenses	156	113	57	38	174
Total operating expenses	286	49	112	484	155
Income/(loss) before taxes	(383)	35	(172)	–	123
of which Asset Resolution Unit	(103)	–	–	–	–
Balance sheet statistics (CHF million)
Total assets	120,160	104,411	109,734	15	10
Risk-weighted assets	50,053	29,703	28,135	69	78
Leverage exposure	129,617	105,247	110,767	23	17
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results summary
1Q19 results
In 1Q19, we reported a loss before taxes of CHF 383 million compared to CHF 172 million in 1Q18 and income before taxes of CHF 35 million in 4Q18. The 1Q19 results reflected the transfer of the residual portfolio of the Strategic Resolution Unit, which is now managed in an Asset Resolution Unit.
Net revenues
In 1Q19, we reported negative net revenues of CHF 91 million compared to CHF 60 million in 1Q18 and net revenues of CHF 84 million in 4Q18.
Negative treasury results of CHF 118 million in 1Q19 mainly reflected losses of CHF 84 million with respect to structured notes volatility, negative revenues of CHF 69 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 15 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 30 million relating to fair value option volatility on own debt and gains of CHF 20 million relating to hedging volatility. In 1Q18, negative treasury results of CHF 109 million reflected losses of CHF 134 million relating to funding activities, partially offset by gains of CHF 35 million with respect to structured notes volatility. In 4Q18, positive treasury results of CHF 132 million reflected gains of CHF 82 million relating to hedging volatility, gains of CHF 55 million with respect to structured notes volatility, primarily from valuation model enhancements, gains of CHF 35 million relating to fair value option volatility on own debt and gains of CHF 19 million on fair-valued money market instruments, partially offset by negative revenues of CHF 59 million relating to funding activities.
Negative net revenues from the Asset Resolution Unit of CHF 35 million in 1Q19 reflected asset funding costs of CHF 56 million, partially offset by revenues from portfolio assets of CHF 21 million.
Other revenues of CHF 62 million increased CHF 13 million compared to 1Q18, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs and the impact from the gross recognition of sublease rental income under the new accounting standard for leases, partially offset by the elimination of gains from trading in own shares compared to losses in 1Q18. Compared to 4Q18, other revenues increased CHF 110 million, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs, a fair value gain on a legacy convertible bond position compared to a loss on the same position in 4Q18 and decreased costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets.
Provision for credit losses
In 1Q19, we recorded provision for credit losses of CHF 6 million, which related to the Asset Resolution Unit, compared to no provision for credit losses in 1Q18 and 4Q18.
Total operating expenses
Total operating expenses of CHF 286 million increased 155% compared to 1Q18, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 140 million increased CHF 103 million, primarily reflecting legacy litigation provisions and general and administrative expenses related to the Asset Resolution Unit. Compensation and benefits of CHF 130 million increased CHF 75 million, primarily reflecting compensation and benefits related to the Asset Resolution Unit, higher expenses for long-dated legacy deferred compensation and retirement programs and higher deferred compensation expenses from prior-year awards.
Compared to 4Q18, total operating expenses increased 484%, mainly reflecting increases in compensation and benefits and general and administrative expenses. Compensation and benefits increased CHF 194 million, primarily reflecting higher deferred compensation expenses from prior-year awards, higher expenses for long-dated legacy deferred compensation and retirement programs, compensation and benefits related to the Asset Resolution Unit and higher discretionary compensation expenses. General and administrative expenses increased CHF 33 million, primarily reflecting legacy litigation provisions and general and administrative expenses related to the Asset Resolution Unit, partially offset by the impact of corporate function expense allocations.

Capital and leverage metrics
As of the end of 1Q19, we reported risk-weighted assets of CHF 50.1 billion, an increase of CHF 20.4 billion compared to the end of 4Q18, mainly reflecting the transfer of the residual portfolio from the Strategic Resolution Unit and the new accounting standard for leases. Leverage exposure was CHF 129.6 billion as of the end of 1Q19, an increase of CHF 24.4 billion compared to the end of 4Q18, mainly reflecting the transfer of the residual portfolio from the Strategic Resolution Unit and the new accounting standard for leases, partially offset by a decrease of cash held with central banks.
Expense allocation to divisions
	in			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	772	589	703	31	10
General and administrative expenses	621	639	554	(3)	12
Commission expenses	16	5	19	220	(16)
Restructuring expenses	–	128	34	–	–
Total other operating expenses	637	772	607	(17)	5
Total operating expenses before allocation to divisions	1,409	1,361	1,310	4	8
Net allocation to divisions	1,123	1,312	1,198	(14)	(6)
of which Swiss Universal Bank	254	268	253	(5)	0
of which International Wealth Management	213	221	210	(4)	1
of which Asia Pacific	184	208	197	(12)	(7)
of which Global Markets	381	468	399	(19)	(5)
of which Investment Banking & Capital Markets	91	81	81	12	12
of which Strategic Resolution Unit [1]	–	66	58	–	–
Total operating expenses	286	49	112	484	155
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

1 Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.
Asset Resolution Unit
	in / end of
	1Q19
Statements of operations (CHF million)
Revenues from portfolio assets	21
Asset funding costs	(56)
Net revenues	(35)
Provision for credit losses	6
Compensation and benefits	34
General and administrative expenses	26
Commission expenses	2
Total other operating expenses	28
Total operating expenses	62
Income/(loss) before taxes	(103)
Balance sheet statistics (CHF million)
Total assets	20,880
Risk-weighted assets (USD)	11,691	[1]
Leverage exposure (USD)	29,336
1 Risk-weighted assets excluding operational risk were USD 6,564 million.

Assets under management
As of the end of 1Q19, assets under management were CHF 1,431.3 billion, an increase of CHF 84.0 billion compared to the end of 4Q18, with net new assets of CHF 35.8 billion in 1Q19.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management and client assets
end of	1Q19	4Q18	% change QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	210.7	198.0	6.4
Swiss Universal Bank - Corporate & Institutional Clients	395.9	348.7	13.5
International Wealth Management - Private Banking	356.4	357.5	(0.3)
International Wealth Management - Asset Management	404.5	388.7	4.1
Asia Pacific - Private Banking	219.0	201.7	8.6
Strategic Resolution Unit [1]	–	0.5	–
Assets managed across businesses [2]	(155.2)	(147.8)	5.0
Assets under management	1,431.3	1,347.3	6.2
of which discretionary assets	461.1	442.9	4.1
of which advisory assets	970.2	904.4	7.3
Client assets (CHF billion) [3]
Swiss Universal Bank - Private Clients	247.3	231.2	7.0
Swiss Universal Bank - Corporate & Institutional Clients	493.5	454.5	8.6
International Wealth Management - Private Banking	457.9	430.5	6.4
International Wealth Management - Asset Management	404.5	388.7	4.1
Asia Pacific - Private Banking	274.1	245.4	11.7
Strategic Resolution Unit [1]	–	2.4	–
Assets managed across businesses [2]	(155.2)	(147.7)	5.1
Client Assets	1,722.1	1,605.0	7.3
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	1Q19	4Q18	1Q18
Growth in assets under management (CHF billion)
Net new assets	35.8	0.5	25.0	[1]
of which Swiss Universal Bank - Private Clients	3.3	(1.1)	2.7
of which Swiss Universal Bank - Corporate & Institutional Clients	27.6	2.1	3.8
of which International Wealth Management - Private Banking	1.3	0.5	5.5
of which International Wealth Management - Asset Management [2]	(0.5)	0.7	9.0
of which Asia Pacific - Private Banking	5.0	1.2	6.2
of which Strategic Resolution Unit [3]	–	(0.1)	(0.1)
of which assets managed across businesses [4]	(0.9)	(2.8)	(2.1)	[1]
Other effects	48.2	(57.9)	(21.2)	[1]
of which Swiss Universal Bank - Private Clients	9.4	(10.2)	(4.3)
of which Swiss Universal Bank - Corporate & Institutional Clients	19.6	(13.6)	(6.5)
of which International Wealth Management - Private Banking	(2.4)	(11.4)	(2.7)
of which International Wealth Management - Asset Management	16.3	(15.7)	(3.4)
of which Asia Pacific - Private Banking	12.3	(7.0)	(3.9)
of which Strategic Resolution Unit [3]	(0.5)	(1.8)	(2.3)
of which assets managed across businesses [4]	(6.5)	1.8	1.9	[1]
Growth in assets under management	84.0	(57.4)	3.8	[1]
of which Swiss Universal Bank - Private Clients	12.7	(11.3)	(1.6)
of which Swiss Universal Bank - Corporate & Institutional Clients	47.2	(11.5)	(2.7)
of which International Wealth Management - Private Banking	(1.1)	(10.9)	2.8
of which International Wealth Management - Asset Management [2]	15.8	(15.0)	5.6
of which Asia Pacific - Private Banking	17.3	(5.8)	2.3
of which Strategic Resolution Unit [3]	(0.5)	(1.9)	(2.4)
of which assets managed across businesses [4]	(7.4)	(1.0)	(0.2)	[1]
Growth in assets under management (annualized) (%)
Net new assets	10.6	0.1	7.3
of which Swiss Universal Bank - Private Clients	6.7	(2.1)	5.2
of which Swiss Universal Bank - Corporate & Institutional Clients	31.7	2.3	4.3
of which International Wealth Management - Private Banking	1.5	0.5	6.0
of which International Wealth Management - Asset Management [2]	(0.5)	0.7	9.3
of which Asia Pacific - Private Banking	9.9	2.3	12.6
of which Strategic Resolution Unit [3]	–	(16.7)	(8.0)
of which assets managed across businesses [4]	2.4	7.6	5.9	[1]
Other effects	14.3	(16.4)	(6.2)	[1]
of which Swiss Universal Bank - Private Clients	19.0	(19.5)	(8.3)
of which Swiss Universal Bank - Corporate & Institutional Clients	22.4	(15.1)	(7.3)
of which International Wealth Management - Private Banking	(2.7)	(12.3)	(2.9)
of which International Wealth Management - Asset Management	16.8	(15.6)	(3.5)
of which Asia Pacific - Private Banking	24.4	(13.5)	(7.9)
of which Strategic Resolution Unit [3]	(400.0)	(300.0)	(184.0)
of which assets managed across businesses [4]	17.6	(4.9)	(5.3)	[1]
Growth in assets under management	24.9	(16.3)	1.1	[1]
of which Swiss Universal Bank - Private Clients	25.7	(21.6)	(3.1)
of which Swiss Universal Bank - Corporate & Institutional Clients	54.1	(12.8)	(3.0)
of which International Wealth Management - Private Banking	(1.2)	(11.8)	3.1
of which International Wealth Management - Asset Management [2]	16.3	(14.9)	5.8
of which Asia Pacific - Private Banking	34.3	(11.2)	4.7
of which Strategic Resolution Unit [3]	(400.0)	(316.7)	(192.0)
of which assets managed across businesses [4]	20.0	2.7	0.6	[1]
1 Prior period has been corrected.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

4 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	1Q19	4Q18	1Q18
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	4.9	4.1	2.9	[1]
of which Swiss Universal Bank - Private Clients	1.7	1.4	2.7
of which Swiss Universal Bank - Corporate & Institutional Clients	9.2	2.4	(2.9)
of which International Wealth Management - Private Banking	2.7	3.9	4.9
of which International Wealth Management - Asset Management [2]	3.2	5.8	3.9
of which Asia Pacific - Private Banking	8.0	8.7	10.0
of which Strategic Resolution Unit [3]	(7.7)	(6.0)	(20.5)
of which assets managed across businesses [4]	5.1	5.9	2.9	[1]
1 Prior period has been corrected.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

4 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis. Following such reviews, with effect from January 1, 2019, the Group updated its assets under management policy primarily to introduce more specific criteria to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 18.8 billion of assets under management to assets under custody which has been reflected as a structural effect in 1Q19.
1Q19 results details
As of the end of 1Q19, assets under management of CHF 1,431.3 billion increased CHF 84.0 billion compared to the end of 4Q18. The increase was primarily driven by favorable market movements and net new assets of CHF 35.8 billion, partially offset by structural effects, mainly reflecting the introduction of the updated assets under management policy.
Net new assets of CHF 35.8 billion mainly reflected inflows across the following businesses. Net new assets of CHF 27.6 billion in the Corporate & Institutional Clients business of Swiss Universal Bank primarily reflected inflows from the pension business. Net new assets of CHF 5.0 billion in the Private Banking business of Asia Pacific mainly reflected inflows from Greater China and Southeast Asia. Net new assets of CHF 3.3 billion in the Private Clients business of Swiss Universal Bank reflected positive contributions from all businesses.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q19, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered HQLA available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complimentary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, as amended, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. The Federal Council has decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018, and will reconsider this matter at the end of 2019.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on the BIS liquidity framework and Swiss liquidity requirements.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool that covers unexpected outflows in the event of severe market and idiosyncratic stress.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on our approach to liquidity risk management, governance and contingency planning.

Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on our liquidity pool.
As of the end of 1Q19, our liquidity pool managed by Treasury and the global liquidity group had an HQLA value of CHF 160.7 billion. The liquidity pool consisted of CHF 86.0 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 74.7 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio, there is also a portfolio of unencumbered liquid assets managed by the global liquidity group and by various businesses, primarily in the Global Markets and Asia Pacific divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required.
As of the end of 1Q19, the portfolio of liquid assets that is not managed by Treasury and the global liquidity group had a market value of CHF 34.4 billion, consisting of CHF 10.6 billion of high-grade bonds and CHF 23.8 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 17% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
End of	1Q19					4Q18
	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	61,135	15,254	6,889	2,737	86,015	85,494
Securities	6,219	38,599	9,112	20,791	74,721	74,360
Liquid assets [1]	67,354	53,853	16,001	23,528	160,736	159,854
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 191% as of the end of 1Q19, an increase from 184% as of the end of 4Q18, representing an average HQLA of CHF 161.4 billion and average net cash outflows of CHF 84.5 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The increase in the LCR in 1Q19 primarily reflected a decrease in net cash outflows, while the level of HQLA was stable compared to the prior quarter. The decrease in net cash outflows was primarily driven by a reduction in net cash outflows associated with secured wholesale funding and secured lending activities and an increase in cash inflows from fully performing loan exposures.
The spot balance of HQLA held on the last business day of 1Q19 was CHF 155.0 billion, which was CHF 2.4 billion lower than the spot balance of HQLA held on the last business day of 4Q18.

Liquidity coverage ratio – Group
End of	1Q19				4Q18
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		161,401		161,231
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	160,529		20,775		20,765
Unsecured wholesale funding	222,181		89,051		89,065
Secured wholesale funding	–		53,940		54,879
Additional requirements	166,567		36,562		36,921
Other contractual funding obligations	56,811		56,811		65,526
Other contingent funding obligations	208,715		5,168		5,391
Total cash outflows	–		262,307		272,547
Cash inflows (CHF million)
Secured lending	128,386		86,165		85,678
Inflows from fully performing exposures	68,058		33,006		31,785
Other cash inflows	58,631		58,631		67,273
Total cash inflows	255,075		177,802		184,736
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		161,401		161,231
Net cash outflows (CHF million)	–		84,505		87,811
Liquidity coverage ratio (%)	–		191		184
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 16% as of the end of 1Q19, compared to 18% as of the end of 4Q18, reflecting stable deposits and a small increase in loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 340 billion as of the end of 1Q19, compared to CHF 341 billion as of the end of 4Q18, reflecting a stable customer deposit base in the private banking and corporate & institutional clients businesses in 1Q19. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 1Q19, we had outstanding long-term debt of CHF 160.3 billion, which included senior and subordinated instruments. We had CHF 51.7 billion and CHF 15.1 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q19 compared to CHF 48.1 billion and CHF 17.2 billion, respectively, as of the end of 4Q18.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings increased to CHF 26.6 billion as of the end of 1Q19 compared to CHF 21.9 billion as of the end of 4Q18, mainly due to issuances of commercial paper (CP).
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q19, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2018 for further information.
Debt issuances and redemptions
in 1Q19	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.2	1.4	0.3	1.9
of which unsecured	0.0	1.4	0.3	1.7
of which secured [1]	0.2	0.0	0.0	0.2
Maturities / Redemptions	2.3	0.0	0.0	2.3
of which unsecured	0.0	0.0	0.0	0.0
of which secured [1]	2.3	0.0	0.0	2.3
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.3 billion, CHF 1.0 billion and CHF 1.2 billion, respectively, as of the end of 1Q19, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2018 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 1Q19, our BIS CET1 ratio was 12.6% and our BIS tier 1 leverage ratio was 5.2%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the phase-out of certain capital instruments. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: global systemically important banks (G-SIBs) must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard.

Both the going concern and the gone concern requirements are subject to a phase-in, with gradually increasing requirements as well as grandfathering provisions for certain outstanding instruments and have to be fully applied by January 1, 2020.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of the Swiss Requirements.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.

Regulatory developments
In April 2019, the Swiss Federal Department of Finance initiated a consultation on an amendment to the Capital Adequacy Ordinance. The proposed amendment provides that the requirements under the total loss-absorbing capacity regime for the Group should also be applicable to Credit Suisse AG on a stand-alone basis (Bank parent company). Under the proposed amendment, the Bank parent company would be subject to two separate minimum requirements for loss absorbing capacity, which include a going concern requirement as well as a proposed gone concern requirement. The proposed gone concern requirement would need to be fulfilled primarily with bail-in debt instruments that are designed to absorb losses in a restructuring scenario. These bail-in debt instruments would be issued by the Bank parent company and held by the Group. The proposed amendment also includes an increase of the risk-weights under the standardized approach for credit risk for domestic residential investment properties with high loan-to-value ratios. If adopted, this amendment would become effective in January 2020.
Capital instruments
Issuances and redemptions
	Currency	Amount (million)	Interest rate (%)	Description	Year of maturity
Issuances – callable bail-in instruments
First quarter of 2019	USD	120	–	Zero coupon accreting senior notes	2049
	USD	120	–	Zero coupon accreting senior notes	2049
	USD	100	–	Zero coupon accreting senior notes	2049
	USD	1,050	floored floating rate	Senior notes	2024
April 2019 to date	USD	100	floored floating rate	Senior notes	2023

Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 5.8 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all risk-weighted assets (RWA) of the Group) was 2.0%, both as of the end of 1Q19.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 10.5 billion and the Higher Trigger Capital Ratio was 3.6%, both as of the end of 1Q19.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2018 for further information on the Higher Trigger Capital Amount.

BIS capital metrics
BIS capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,556	35,824	2	36,556	35,824	2
Tier 1 capital	47,032	46,040	2	47,032	46,040	2
Total eligible capital	50,939	50,239	1	50,569	49,548	2
Risk-weighted assets	290,098	284,582	2	290,098	284,582	2
Capital ratios (%)
CET1 ratio	12.6	12.6	–	12.6	12.6	–
Tier 1 ratio	16.2	16.2	–	16.2	16.2	–
Total capital ratio	17.6	17.7	–	17.4	17.4	–
Eligible capital – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,825	43,922	0	43,825	43,922	0
Regulatory adjustments [1]	(566)	(643)	(12)	(566)	(643)	(12)
Adjustments phased-in
Goodwill [2]	(4,803)	(4,762)	1	(4,803)	(4,762)	1
Other intangible assets [2]	(45)	(47)	(4)	(45)	(47)	(4)
Deferred tax assets that rely on future profitability	(1,614)	(1,647)	(2)	(1,614)	(1,647)	(2)
Shortfall of provisions to expected losses	(457)	(461)	(1)	(457)	(461)	(1)
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,029	804	152	2,029	804	152
Defined benefit pension assets [2]	(1,515)	(1,374)	10	(1,515)	(1,374)	10
Investments in own shares	(304)	(32)	–	(304)	(32)	–
Other adjustments [3]	6	64	(91)	6	64	(91)
Adjustments phased-in 4	(6,703)	(7,455)	(10)	(6,703)	(7,455)	(10)
CET1 capital	36,556	35,824	2	36,556	35,824	2
High-trigger capital instruments (7% trigger)	5,752	5,615	2	5,752	5,615	2
Low-trigger capital instruments (5.125% trigger)	4,724	4,601	3	4,724	4,601	3
Additional tier 1 capital	10,476	10,216	3	10,476	10,216	3
Tier 1 capital	47,032	46,040	2	47,032	46,040	2
Tier 2 low-trigger capital instruments (5% trigger)	3,537	3,508	1	3,537	3,508	1
Tier 2 instruments subject to phase-out	370	691	(46)	–	–	–
Tier 2 capital	3,907	4,199	(7)	3,537	3,508	1
Total eligible capital	50,939	50,239	1	50,569	49,548	2
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.
Our CET1 ratio was 12.6% as of the end of 1Q19, stable compared to the end of 4Q18. Our tier 1 ratio was 16.2% as of the end of 1Q19, stable compared to the end of 4Q18. Our total capital ratio was 17.6% as of the end of 1Q19, compared to 17.7% as of the end of 4Q18.
CET1 capital was CHF 36.6 billion as of the end of 1Q19, an increase compared to CHF 35.8 billion as of the end of 4Q18, mainly reflecting net income attributable to shareholders, methodology changes and a positive foreign exchange impact, partially offset by the repurchase of shares under the share buyback program.

Additional tier 1 capital was CHF 10.5 billion as of the end of 1Q19, an increase compared to CHF 10.2 billion as of the end of 4Q18, mainly reflecting a positive foreign exchange impact and valuation impacts.
Tier 2 capital was CHF 3.9 billion as of the end of 1Q19, a decrease compared to CHF 4.2 billion as of the end of 4Q18, mainly reflecting a decrease in the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Total eligible capital was CHF 50.9 billion as of the end of 1Q19, an increase compared to CHF 50.2 billion as of the end of 4Q18, primarily reflecting higher CET1 capital.
Capital movement – Group
1Q19	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	35,824		35,824
Net income attributable to shareholders	749		749
Foreign exchange impact	122	[1]	122
Methodology changes [2]	178		178
Repurchase of shares under the share buyback program	(261)		(261)
Other [3]	(56)		(56)
Balance at end of period	36,556		36,556
Additional tier 1 capital (CHF million)
Balance at beginning of period	10,216		10,216
Foreign exchange impact	102		102
Other	158	[4]	158
Balance at end of period	10,476		10,476
Tier 2 capital (CHF million)
Balance at beginning of period	4,199		3,508
Foreign exchange impact	15		10
Other	(307)	[5]	19
Balance at end of period	3,907		3,537
Eligible capital (CHF million)
Balance at end of period	50,939		50,569
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Reflects the impact of a new accounting standard relating to leases.
3
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of (gains)/losses on fair-valued financial liabilities due to changes in own credit risk).

4 Primarily reflects valuation impacts and Contingent Capital Awards.
5 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 1Q19, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
RWA increased 2% to CHF 290.1 billion as of the end of 1Q19 compared to CHF 284.6 billion as of the end of 4Q18, mainly resulting from increases resulting from methodology and policy changes, external model and parameter updates and movements in risk levels, all mainly in credit risk, and a positive foreign exchange impact. These increases were partially offset by decreases relating to movements in risk levels, mainly in market risk, and internal model and parameter updates, mainly in operational risk and market risk.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by increases in methodology and policy changes, external model and parameter updates and movements in risk levels, mainly attributable to book size. Methodology and policy changes mainly reflected the impact of the new accounting standard relating to leases. External model and parameter updates reflected a mandated adjustment relating to residential real estate loans in Swiss Universal Bank and a change from a model approach to a standardized approach for certain loans across all divisions. It also included an additional phase-in of multipliers on income producing real estate (IPRE) and non-IPRE exposures, both within Swiss Universal Bank, and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific. The increase in risk levels attributable to book size was mainly driven by increases in lending risk exposures in the Corporate Center and International Wealth Management, increases in banking book securitization exposures in Global Markets and Swiss Universal Bank and increases in advanced credit valuation adjustment (CVA) exposures in Global Markets and Swiss Universal Bank.

Risk-weighted asset movement by risk type – Group
1Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Total
Credit risk (CHF million)
Balance at beginning of period	63,280	26,604	27,102	35,380	20,498	5,834		16,201		194,899
Transfers	–	–	–	–	–	(5,834)		5,834		–
Foreign exchange impact	107	170	273	356	250	–		223		1,379
Movements in risk levels	110	1,024	174	1,060	(315)	–		(663)		1,390
of which credit risk – book size [2]	193	759	(267)	976	(390)	–		(563)		708
of which credit risk – book quality [3]	(83)	265	441	84	75	–		(100)		682
Model and parameter updates – internal [4]	(5)	62	14	44	(1)	–		(4)		110
Model and parameter updates – external [5]	1,289	135	134	321	187	–		76		2,142
Methodology and policy changes [6]	0	0	0	0	0	–		3,180		3,180
Balance at end of period	64,781	27,995	27,697	37,161	20,619	–		24,847		203,100
Market risk (CHF million)
Balance at beginning of period	1,315	1,669	3,507	9,158	200	1,305		1,489		18,643
Transfers	–	–	–	–	–	(1,305)		1,305		–
Foreign exchange impact	15	19	38	94	2	–		30		198
Movements in risk levels	(92)	(500)	(285)	(750)	(65)	–		(133)		(1,825)
Model and parameter updates – internal [4]	(8)	484	(313)	(601)	(1)	–		(54)		(493)
Balance at end of period	1,230	1,672	2,947	7,901	136	–		2,637		16,523
Operational risk (CHF million)
Balance at beginning of period	11,880	11,843	6,547	14,478	3,492	10,787		12,013		71,040
Transfers	–	–	–	–	–	(10,787)		10,787		–
Movements in risk levels	1	1	0	(1)	0	–		(22)		(21)
Model and parameter updates – internal [4]	(1,135)	1,060	635	(1,408)	513	–		(209)		(544)
Balance at end of period	10,746	12,904	7,182	13,069	4,005	–		22,569		70,475
Total (CHF million)
Balance at beginning of period	76,475	40,116	37,156	59,016	24,190	17,926		29,703		284,582
Transfers	–	–	–	–	–	(17,926)		17,926		–
Foreign exchange impact	122	189	311	450	252	–		253		1,577
Movements in risk levels	19	525	(111)	309	(380)	–		(818)		(456)
Model and parameter updates – internal [4]	(1,148)	1,606	336	(1,965)	511	–		(267)		(927)
Model and parameter updates – external [5]	1,289	135	134	321	187	–		76		2,142
Methodology and policy changes [6]	0	0	0	0	0	–		3,180		3,180
Balance at end of period	76,757	42,571	37,826	58,131	24,760	–		50,053		290,098
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Represents changes in portfolio size.
3 Represents changes in average risk weighting across credit risk classes.
4 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
5 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
6 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse.
These increases were partially offset by decreases in lending risk exposures in Asia Pacific, Investment Banking & Capital Markets and Global Markets, decreases in banking book securitization exposures in Investment Banking & Capital Markets and the Corporate Center and decreases in advanced CVA exposures in the Corporate Center. The increase in risk levels attributable to book quality was mainly due to an increase in lending risk with corporate and private clients in Asia Pacific and International Wealth Management.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels. The decrease in movements in risk levels was primarily in Global Markets, International Wealth Management and Asia Pacific. The decrease in internal model and parameter updates mainly related to time series updates and model enhancements to VaR, which caused decreases in Global Markets and Asia Pacific, which were partially offset by an increase in International Wealth Management.

The decrease in operational risk was mainly driven by internal model and parameter updates related to the annual recalibration of the advanced measurement approach model, primarily in the Corporate Center and Global Markets. In addition, internal model and parameter updates also reflected updated operational risk allocation keys resulting in lower operational RWA in Global Markets and Swiss Universal Bank, offset by higher operational RWA in International Wealth Management, Asia Pacific and Investment Banking & Capital Markets.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Group
1Q19 (CHF million)
Credit risk	64,781	27,995	27,697	37,161	20,619	–		24,847		203,100
Market risk	1,230	1,672	2,947	7,901	136	–		2,637		16,523
Operational risk	10,746	12,904	7,182	13,069	4,005	–		22,569		70,475
Risk-weighted assets	76,757	42,571	37,826	58,131	24,760	–		50,053		290,098
4Q18 (CHF million)
Credit risk	63,280	26,604	27,102	35,380	20,498	5,834		16,201		194,899
Market risk	1,315	1,669	3,507	9,158	200	1,305		1,489		18,643
Operational risk	11,880	11,843	6,547	14,478	3,492	10,787		12,013		71,040
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	17,926		29,703		284,582
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The leverage exposure was CHF 901.8 billion as of the end of 1Q19, an increase compared to CHF 881.4 billion as of the end of 4Q18, reflecting higher operating activities and the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Leverage exposure – Group
end of	1Q19	4Q18
Leverage exposure (CHF million)
Swiss Universal Bank	259,380	255,480
International Wealth Management	100,552	98,556
Asia Pacific	110,684	106,375
Global Markets	259,420	245,664
Investment Banking & Capital Markets	42,161	40,485
Strategic Resolution Unit [1]	–	29,579
Corporate Center [1]	129,617	105,247
Leverage exposure	901,814	881,386
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

BIS leverage ratios – Group
The CET1 leverage ratio was 4.1% as of the end of 1Q19, stable compared to the end of 4Q18. The tier 1 leverage ratio was 5.2% as of the end of 1Q19, stable compared to the end of 4Q18.
Leverage exposure components – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Leverage exposure (CHF million)
Balance sheet assets	793,636	768,916	3	793,636	768,916	3
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,280)	(12,655)	5	(13,280)	(12,655)	5
Derivative financial instruments	75,806	73,110	4	75,806	73,110	4
Securities financing transactions	(40,169)	(32,278)	24	(40,169)	(32,278)	24
Off-balance sheet exposures	85,821	84,293	2	85,821	84,293	2
Total adjustments	108,178	112,470	(4)	108,178	112,470	(4)
Leverage exposure	901,814	881,386	2	901,814	881,386	2
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,556	35,824	2	36,556	35,824	2
Tier 1 capital	47,032	46,040	2	47,032	46,040	2
Leverage exposure	901,814	881,386	2	901,814	881,386	2
Leverage ratios (%)
CET1 leverage ratio	4.1	4.1	–	4.1	4.1	–
Tier 1 leverage ratio	5.2	5.2	–	5.2	5.2	–

Swiss metrics
Swiss capital metrics
As of the end of 1Q19, our Swiss CET1 ratio was 12.5%, our going concern capital ratio was 17.3%, our gone concern capital ratio was 12.5% and our TLAC ratio was 29.9%.
On a look-through basis, as of the end of 1Q19, our Swiss CET1 capital was CHF 36.4 billion and our Swiss CET1 ratio was 12.5%. Our going concern capital was CHF 46.9 billion and our going concern capital ratio was 16.1%. Our gone concern capital was CHF 39.5 billion and our gone concern capital ratio was 13.6%. Our total loss-absorbing capacity was CHF 86.4 billion and our TLAC ratio was 29.7%.
Swiss capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,422	35,719	2	36,422	35,719	2
Going concern capital	50,434	49,443	2	46,897	45,935	2
Gone concern capital	36,466	35,678	2	39,495	37,909	4
Total loss-absorbing capacity (TLAC)	86,900	85,121	2	86,392	83,844	3
Swiss risk-weighted assets	290,729	285,193	2	290,729	285,193	2
Swiss capital ratios (%)
Swiss CET1 ratio	12.5	12.5	–	12.5	12.5	–
Going concern capital ratio	17.3	17.3	–	16.1	16.1	–
Gone concern capital ratio	12.5	12.5	–	13.6	13.3	–
TLAC ratio	29.9	29.8	–	29.7	29.4	–

Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,556	35,824	2	36,556	35,824	2
Swiss regulatory adjustments [1]	(134)	(105)	28	(134)	(105)	28
Swiss CET1 capital	36,422	35,719	2	36,422	35,719	2
Additional tier 1 high-trigger capital instruments	5,751	5,615	2	5,751	5,615	2
Grandfathered capital instruments	8,261	8,109	2	4,724	4,601	3
of which additional tier 1 low-trigger capital instruments	4,724	4,601	3	4,724	4,601	3
of which tier 2 low-trigger capital instruments	3,537	3,508	1	–	–	–
Swiss additional tier 1 capital	14,012	13,724	2	10,475	10,216	3
Going concern capital	50,434	49,443	2	46,897	45,935	2
Bail-in debt instruments	35,435	33,892	5	35,435	33,892	5
Tier 2 instruments subject to phase-out	370	691	(46)	–	–	–
Tier 2 amortization component	661	1,095	(40)	523	509	3
Tier 2 low-trigger capital instruments	–	–	–	3,537	3,508	1
Gone concern capital	36,466	35,678	2	39,495	37,909	4
Total loss-absorbing capacity	86,900	85,121	2	86,392	83,844	3
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	290,098	284,582	2	290,098	284,582	2
Swiss regulatory adjustments [2]	631	611	3	631	611	3
Swiss risk-weighted assets	290,729	285,193	2	290,729	285,193	2
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q19	4Q18	QoQ	1Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,422	35,719	2	36,422	35,719	2
Going concern capital	50,434	49,443	2	46,897	45,935	2
Gone concern capital	36,466	35,678	2	39,495	37,909	4
Total loss-absorbing capacity	86,900	85,121	2	86,392	83,844	3
Leverage exposure	901,814	881,386	2	901,814	881,386	2
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	4.1	–	4.0	4.1	–
Going concern leverage ratio	5.6	5.6	–	5.2	5.2	–
Gone concern leverage ratio	4.0	4.0	–	4.4	4.3	–
TLAC leverage ratio	9.6	9.7	–	9.6	9.5	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 1Q19, our Swiss CET1 leverage ratio was 4.0%, our going concern leverage ratio was 5.6%, our gone concern leverage ratio was 4.0% and our TLAC leverage ratio was 9.6%. On a look-through basis, as of the end of 1Q19, our Swiss CET1 leverage ratio was 4.0%, our going concern leverage ratio was 5.2%, our gone concern leverage ratio was 4.4% and our TLAC leverage ratio was 9.6%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
	Phase-in
			% change
end of	1Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	40,211	38,915	3
Tier 1 capital	49,756	48,231	3
Total eligible capital	53,663	52,431	2
Risk-weighted assets	291,199	286,081	2
Capital ratios (%)
CET1 ratio	13.8	13.6	–
Tier 1 ratio	17.1	16.9	–
Total capital ratio	18.4	18.3	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	1Q19		4Q18	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,570		45,296	1
Regulatory adjustments [1]	(64)		(49)	31
Adjustments phased-in 2	(5,295)		(6,332)	(16)
CET1 capital	40,211		38,915	3
Additional tier 1 instruments	9,545	[3]	9,316	2
Additional tier 1 capital	9,545		9,316	2
Tier 1 capital	49,756		48,231	3
Tier 2 low-trigger capital instruments (5% trigger)	3,537		3,508	1
Tier 2 instruments subject to phase-out	370		692	(47)
Tier 2 capital	3,907		4,200	(7)
Total eligible capital	53,663		52,431	2
Risk-weighted assets by risk type (CHF million)
Credit risk	204,201		196,398	4
Market risk	16,523		18,643	(11)
Operational risk	70,475		71,040	(1)
Risk-weighted assets	291,199		286,081	2
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

Leverage exposure components – Bank
	Phase-in
			% change
end of	1Q19	4Q18	QoQ
Leverage exposure (CHF million)
Balance sheet assets	796,388	772,069	3
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,806)	(11,493)	3
Derivative financial instruments	75,934	73,258	4
Securities financing transactions	(40,169)	(32,278)	24
Off-balance sheet exposures	85,826	84,298	2
Total adjustments	109,785	113,785	(4)
Leverage exposure	906,173	885,854	2
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
			% change
end of	1Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	40,211	38,915	3
Tier 1 capital	49,756	48,231	3
Leverage exposure	906,173	885,854	2
Leverage ratios (%)
CET1 leverage ratio	4.4	4.4	–
Tier 1 leverage ratio	5.5	5.4	–
Swiss capital metrics – Bank
	Phase-in
			% change
end of	1Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	40,077	38,810	3
Going concern capital	53,159	51,634	3
Gone concern capital	36,465	35,683	2
Total loss-absorbing capacity	89,624	87,317	3
Swiss risk-weighted assets	291,819	286,682	2
Swiss capital ratios (%)
Swiss CET1 ratio	13.7	13.5	–
Going concern capital ratio	18.2	18.0	–
Gone concern capital ratio	12.5	12.4	–
TLAC ratio	30.7	30.5	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
			% change
end of	1Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	40,211	38,915	3
Swiss regulatory adjustments [1]	(134)	(105)	28
Swiss CET1 capital	40,077	38,810	3
Additional tier 1 high-trigger capital instruments	5,753	5,624	2
Grandfathered capital instruments	7,329	7,200	2
of which additional tier 1 low-trigger capital instruments	3,792	3,692	3
of which tier 2 low-trigger capital instruments	3,537	3,508	1
Swiss additional tier 1 capital	13,082	12,824	2
Going concern capital	53,159	51,634	3
Bail-in debt instruments	35,434	33,897	5
Tier 2 instruments subject to phase-out	370	691	(46)
Tier 2 amortization component	661	1,095	(40)
Gone concern capital	36,465	35,683	2
Total loss-absorbing capacity	89,624	87,317	3
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	291,199	286,081	2
Swiss regulatory adjustments [2]	620	601	3
Swiss risk-weighted assets	291,819	286,682	2
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
			% change
end of	1Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	40,077	38,810	3
Going concern capital	53,159	51,634	3
Gone concern capital	36,465	35,683	2
Total loss-absorbing capacity	89,624	87,317	3
Leverage exposure	906,173	885,854	2
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4	4.4	–
Going concern leverage ratio	5.9	5.8	–
Gone concern leverage ratio	4.0	4.0	–
TLAC leverage ratio	9.9	9.9	–

Shareholders’ equity
Our total shareholders’ equity was CHF 43.8 billion as of the end of 1Q19 compared to CHF 43.9 billion as of the end of 4Q18. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk, transactions relating to the settlement of share-based compensation awards and the repurchase of shares under the share buyback program, partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation.
For 2019, the Board of Directors of the Group approved a share buyback program of Group ordinary shares of up to CHF 1.5 billion. We commenced the 2019 share buyback program on January 14, 2019, and in 1Q19 we repurchased 21.3 million ordinary shares totaling CHF 261 million.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	1Q19	4Q18	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	0
Additional paid-in capital	35,212	34,889	1
Retained earnings	27,964	26,973	4
Treasury shares, at cost	(580)	(61)	–
Accumulated other comprehensive loss	(18,873)	(17,981)	5
Total shareholders' equity	43,825	43,922	0
Goodwill	(4,807)	(4,766)	1
Other intangible assets	(224)	(219)	2
Tangible shareholders' equity [1]	38,794	38,937	0
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	0
Treasury shares	(48.2)	(5.4)	–
Shares outstanding	2,507.8	2,550.6	(2)
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Book value per share	17.48	17.22	2
Goodwill per share	(1.92)	(1.87)	3
Other intangible assets per share	(0.09)	(0.08)	13
Tangible book value per share [1]	15.47	15.27	1
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 1Q19, gross impaired loans of CHF 2.1 billion were stable at 0.8% of our gross loan portfolio of CHF 294.0 billion. Our economic risk capital decreased 1% to CHF 29.1 billion and average risk management VaR decreased 4% to USD 27 million.
Overview and risk-related developments
Prudent risk taking in line with our strategic priorities is fundamental to our business. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2018 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
Global economy
Uncertainty surrounding global GDP growth remained in 1Q19 due to weaker world trade and the structural economic slowdown in China. We have designed a suite of stress scenarios related to a possible recession in the US and in Europe or severe economic weakness in China. We are continuing to closely monitor global economic developments and the monetary policy decisions of major central banks as well as associated risks in our portfolio.
Withdrawal of the UK from the EU
Uncertainty over the outcome of the negotiations surrounding the anticipated withdrawal of the UK from the EU persisted in early 2019. That uncertainty continued to have a negative impact on the UK economy in early 2019 and was also a factor contributing to the economic slowdown in the eurozone. In early April the EU agreed that the UK’s withdrawal from the EU could be delayed until as late as October 31, 2019, if certain conditions are met. We are continuing to closely monitor this situation and its potential impact on the Group.
Ship finance
The shift towards a more protectionist foreign trade policy by the US and the uncertainty surrounding global GDP growth continued to impact world trade and shipping markets. The industry remains highly volatile with earnings and values extremely sensitive to changes in demand and supply. We continue to execute a rigorous credit risk monitoring process given the uncertainty in the shipping industry.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is a Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension and expense risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review and update our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends. In 1Q19, there were no material changes to our economic risk capital methodology.
> Refer to “Economic risk capital review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on economic risk capital.

Economic risk capital
	in / end of		% change
	1Q19	4Q18	QoQ
Available economic capital (CHF million, except where indicated)
BIS CET1 capital (Basel III)	36,556	35,824	2
Economic adjustments [1]	14,115	13,355	6
Available economic capital	50,671	49,179	3
Position risk (CHF million)
Credit risk	1,727	2,155	(20)
Non-traded credit spread risk	2,843	3,463	(18)
Securitized products	2,448	1,706	43
Traded risk	1,199	1,574	(24)
Emerging markets country event risk	595	697	(15)
Equity investments	471	417	13
Diversification benefit [2]	(1,265)	(1,195)	6
Position risk (99% confidence level for risk management purposes)	8,018	8,817	(9)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	18,869	19,471	(3)
Operational risk	6,700	6,702	0
Other risks [3]	3,521	3,248	8
Economic risk capital	29,090	29,421	(1)
Economic risk capital coverage ratio (%) [4]	174	167	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pension assets and obligations. Economic adjustments are made to BIS CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits and the impact from deferred share-based compensation awards.

4 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 1Q19, our available economic capital for the Group was CHF 50.7 billion, an increase of CHF 1.5 billion from the end of 4Q18. BIS CET1 capital increased CHF 0.7 billion, mainly reflecting net income attributable to shareholders. Economic adjustments increased CHF 0.8 billion, mainly driven by unrealized gains on our portfolio of owned real estate and the foreign exchange impact on our contingent capital instruments.
Economic risk capital by division
	End of period				Average
	1Q19	4Q18		% change QoQ	1Q19	4Q18		% change QoQ
CHF million
Swiss Universal Bank	5,305	5,562		(5)	5,433	5,467		(1)
International Wealth Management	3,220	3,128		3	3,174	3,090		3
Asia Pacific	4,874	4,499		8	4,686	4,196		12
Global Markets	8,070	7,819		3	7,944	7,673		4
Investment Banking & Capital Markets	3,394	3,815		(11)	3,604	3,651		(1)
Strategic Resolution Unit [1]	–	3,006		–	–	3,193		–
Corporate Center [1]	4,227	1,592	[2]	166	4,414	1,666	[2]	165
Economic risk capital - Group	29,090	29,421		(1)	29,255	28,936		1
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center. 1Q19 average economic risk capital of the Strategic Resolution Unit is included in the Corporate Center.

2 Included primarily operational risk and expense risk.

Economic risk capital trends
Compared to the end of 4Q18, our economic risk capital decreased 1% to CHF 29.1 billion, mainly due to a decrease in position risk, partially offset by an increase in other risks. The decrease in position risk was primarily driven by lower traded risk and lower credit risk, partially offset by higher securitized products risk. Traded risk decreased primarily due to a reduction in equity and interest rate higher order risks in Global Markets. Credit risk decreased mainly due to enhanced data capturing for benefits from hedging transactions executed in connection with the Group’s risk-weighted assets and increased benefits from credit default swap hedges in Global Markets as well as lower corporate loan exposures in Swiss Universal Bank. Higher securitized products risk primarily reflected decreased benefit from equity derivatives hedges in Global Markets. The increase in other risks was mainly due to higher pension risk related to the impact of market movements on plan assets in our Swiss, UK and US pension plans in 4Q18 in Swiss Universal Bank, International Wealth Management and Global Markets and a decreased benefit of deferred share-based compensation awards across all business divisions, partially offset by lower expense risk in the Corporate Center and Swiss Universal Bank reflecting lower average adjusted operating expenses. Operational risk was stable.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Our principal market risk measurement for the trading book is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (which includes International Trading Solutions) and Asia Pacific. We are active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q19, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model risk management function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% trading book risk management VaR” and “Average one-day, 98% trading book risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.

One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
1Q19
Average	15	19	4	2	10	(23)		27
Minimum	12	17	3	1	8	–	[1]	24
Maximum	19	20	6	2	14	–	[1]	31
End of period	13	18	4	2	9	(22)		24
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	21	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Risk management VaR (USD million)
1Q19
Average	15	19	4	2	10	(23)		27
Minimum	12	17	3	1	8	–	[1]	24
Maximum	19	20	6	2	14	–	[1]	32
End of period	13	18	4	2	9	(22)		24
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	22	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
Average one-day, 98% trading book risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Diversi- fication benefit	[2]	Credit Suisse
Average risk management VaR (CHF million)
1Q19	0	2	11	22	–		3		(11)		27
4Q18	0	2	14	23	3		0		(14)		28
Average risk management VaR (USD million)
1Q19	0	2	11	22	–		3		(11)		27
4Q18	0	2	14	23	3		0		(14)		28
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 24 million as of the end of 1Q19 decreased 20% compared to the end of 4Q18, primarily driven by reduced equity derivatives exposures within Global Markets and reduced Korean won rates exposures within Asia Pacific. Average risk management VaR of USD 27 million in 1Q19 decreased 4% compared to 4Q18.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q19 with those for 4Q18. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 1Q19, we had no trading loss days, compared to seven trading loss days in 4Q18.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of the VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, calculated using VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 1Q19, we had one backtesting exception in our regulatory VaR model, remaining in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. As of the end of 1Q19, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 2.7 million, compared to negative CHF 1.5 million as of the end of 4Q18. The change was mainly driven by client activity and the related hedging strategy in the Swiss Universal Bank.
Credit risk review
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.

Loans
Compared to the end of 4Q18, gross loans increased CHF 5.5 billion to CHF 294.0 billion as of the end of 1Q19, mainly driven by higher commercial and industrial loans, increased loans collateralized by securities, higher consumer mortgages, increased consumer finance loans and the US dollar translation impact. The net increase of CHF 2.6 billion in commercial and industrial loans mainly reflected increases in Asia Pacific, International Wealth Management, Global Markets and Investment Banking & Capital Markets. The net increase of CHF 1.1 billion in loans collateralized by securities mainly reflected increases in International Wealth Management, Swiss Universal Bank and Asia Pacific. Consumer mortgages increased CHF 0.9 billion, primarily reflecting increases in Swiss Universal Bank. The net increase of CHF 0.6 billion in consumer finance loans was driven by increases in International Wealth Management and Swiss Universal Bank.
On a divisional level, gross loans increased, CHF 1.5 billion in International Wealth Management, CHF 1.4 billion in Global Markets, CHF 1.2 billion in Swiss Universal Bank, CHF 1.1 billion in Asia Pacific and CHF 0.5 billion in Investment Banking & Capital Markets. At the beginning of 1Q19, the Strategic Resolution Unit ceased to exist as a separate division of the Group and the residual loan portfolio of CHF 1.4 billion reported as of the end of 4Q18 was transferred to the Corporate Center.
Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
1Q19 (CHF million)
Mortgages	103,206		3,997		1,437		0	0	–		61		108,701
Loans collateralized by securities	7,290		19,786		14,429		0	1,589	–		32		43,126
Consumer finance	3,547		890		6		10	0	–		84		4,537
Consumer	114,043		24,673		15,872		10	1,589	–		177		156,364
Real estate	22,619		2,277		1,430		292	230	–		17		26,865
Commercial and industrial loans	30,330		24,692		23,158		5,570	3,948	–		607		88,305
Financial institutions	2,276		1,561		3,661		9,835	581	–		574		18,488
Governments and public institutions	698		243		829		2,032	0	–		225		4,027
Corporate & institutional	55,923	[2]	28,773	[3]	29,078	[4]	17,729	4,759	–		1,423		137,685
Gross loans	169,966		53,446		44,950		17,739	6,348	–		1,600		294,049
of which held at fair value	35		75		5,311		7,878	1,362	–		644		15,305
Net (unearned income) / deferred expenses	87		(117)		(29)		(40)	(14)	–		0		(113)
Allowance for loan losses [5]	(522)		(144)		(95)		(67)	(75)	–		(63)		(966)
Net loans	169,531		53,185		44,826		17,632	6,259	–		1,537		292,970
4Q18 (CHF million)
Mortgages	102,358		3,979		1,435		0	0	73		0		107,845
Loans collateralized by securities	6,978		19,416		14,161		0	1,444	35		0		42,034
Consumer finance	3,298		508		3		13	0	83		0		3,905
Consumer	112,634		23,903		15,599		13	1,444	191		0		153,784
Real estate	22,902		2,109		1,273		184	242	17		0		26,727
Commercial and industrial loans	30,291		24,095		21,938		5,182	3,567	458		167		85,698
Financial institutions	2,294		1,592		4,175		9,080	632	521		200		18,494
Governments and public institutions	694		245		843		1,876	0	235		0		3,893
Corporate & institutional	56,181	[2]	28,041	[3]	28,229	[4]	16,322	4,441	1,231		367		134,812
Gross loans	168,815		51,944		43,828		16,335	5,885	1,422		367		288,596
of which held at fair value	37		85		5,263		7,572	1,221	695		0		14,873
Net (unearned income) / deferred expenses	82		(118)		(33)		(32)	(11)	(1)		0		(113)
Allowance for loan losses [5]	(504)		(131)		(82)		(60)	(69)	(56)		0		(902)
Net loans	168,393		51,695		43,713		16,243	5,805	1,365		367		287,581
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 10,346 million and CHF 33,490 million, respectively, as of the end of 1Q19, and CHF 10,834 million and CHF 33,533 million, respectively, as of the end of 4Q18.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 22,725 million and CHF 2,326 million, respectively, as of the end of 1Q19, and CHF 22,040 million and CHF 2,151 million, respectively, as of the end of 4Q18.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 18,309 million and CHF 189 million, respectively, as of the end of 1Q19, and CHF 17,220 million and CHF 183 million, respectively, as of the end of 4Q18.

5 Allowance for loan losses is only based on loans that are not carried at fair value.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
1Q19 (CHF million)
Non-performing loans	362	556		195	29	37	–		53		1,232
Non-interest-earning loans	269	43		0	0	0	–		12		324
Non-performing and non-interest-earning loans	631	599		195	29	37	–		65		1,556
Restructured loans	55	135		0	4	5	–		83		282
Potential problem loans	111	180		6	9	0	–		4		310
Other impaired loans	166	315		6	13	5	–		87		592
Gross impaired loans [2]	797	914	[3]	201	42	42	–		152		2,148
of which loans with a specific allowance	729	420		190	38	37	–		147		1,561
of which loans without a specific allowance	68	494		11	4	5	–		5		587
4Q18 (CHF million)
Non-performing loans	365	534		183	29	37	55		0		1,203
Non-interest-earning loans	245	43		0	0	0	12		0		300
Non-performing and non-interest-earning loans	610	577		183	29	37	67		0		1,503
Restructured loans	76	130		0	5	8	80		0		299
Potential problem loans	247	128		2	9	0	4		0		390
Other impaired loans	323	258		2	14	8	84		0		689
Gross impaired loans [2]	933	835	[3]	185	43	45	151		0		2,192
of which loans with a specific allowance	842	308		100	38	37	145		0		1,470
of which loans without a specific allowance	91	527		85	5	8	6		0		722
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 60 million and CHF 62 million as of the end of 1Q19 and 4Q18, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 4Q18, gross impaired loans decreased CHF 44 million to CHF 2.1 billion as of the end of 1Q19, mainly reflecting lower potential problem loans and lower restructured loans in Swiss Universal Bank. These decreases were partially offset by higher potential problem loans in International Wealth Management, higher non-performing loans in International Wealth Management and Asia Pacific and higher non-interest-earning loans in Swiss Universal Bank.
In Swiss Universal Bank, gross impaired loans decreased CHF 136 million, mainly driven by repayments in commodity trade finance. In International Wealth Management, gross impaired loans increased CHF 79 million, primarily driven by newly impaired positions in ship finance and European mortgages. In Asia Pacific, gross impaired loans increased CHF 16 million, mainly reflecting a newly impaired position in aviation finance. At the beginning of 1Q19, the residual impaired loan portfolio of CHF 151 million reported as of the end of 4Q18 in the Strategic Resolution Unit was transferred to the Corporate Center.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
1Q19 (CHF million)
Balance at beginning of period [2]	504	131	82	60	69	56		0		902
of which individually evaluated for impairment	358	91	47	27	30	55		0		608
of which collectively evaluated for impairment	146	40	35	33	39	1		0		294
Transfers and reclassifications	0	0	0	0	0	(56)		56		0
Net movements recognized in statements of operations	31	10	18	5	5	–		6		75
Gross write-offs	(17)	(2)	(10)	0	0	–		0		(29)
Recoveries	1	0	0	1	1	–		0		3
Net write-offs	(16)	(2)	(10)	1	1	–		0		(26)
Provisions for interest	2	4	4	0	0	–		1		11
Foreign currency translation impact and other adjustments, net	1	1	1	1	0	–		0		4
Balance at end of period [2]	522	144	95	67	75	–		63		966
of which individually evaluated for impairment	373	100	54	29	31	–		62		649
of which collectively evaluated for impairment	149	44	41	38	44	–		1		317
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Allowance for loan losses is only based on loans that are not carried at fair value.
Allowance for loan losses
Compared to the end of 4Q18, the allowance for loan losses increased CHF 64 million to CHF 966 million as of the end of 1Q19, primarily due to increases in Swiss Universal Bank, International Wealth Management and Asia Pacific, mainly reflecting net new provisions for loan losses and interest, partially offset by decreases related to write-offs of impaired loans.
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
1Q19 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.5	0.3	0.7	–		6.8		0.6
Gross impaired loans / Gross loans	0.5	1.7	0.5	0.4	0.8	–		15.9		0.8
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.7	1.5	–		6.6		0.3
Specific allowance for loan losses / Gross impaired loans	46.8	10.9	26.9	69.0	73.8	–		40.8		30.2
4Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.5	0.3	0.8	9.2		0.0		0.5
Gross impaired loans / Gross loans	0.6	1.6	0.5	0.5	1.0	20.8		0.0		0.8
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.7	1.5	7.7		0.0		0.3
Specific allowance for loan losses / Gross impaired loans	38.4	10.9	25.4	62.8	66.7	36.4		–		27.7
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2018 for further information on selected European credit risk exposures.

Balance sheet and off-balance sheet
As of the end of 1Q19, total assets of CHF 793.6 billion increased 3% and total liabilities of CHF 749.7 billion increased 3% compared to the end of 4Q18, reflecting higher operating activities and the foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 793.6 billion as of the end of 1Q19, an increase of CHF 24.7 billion, or 3%, from the end of 4Q18, reflecting higher operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 18.7 billion. Compared to the end of 4Q18, trading assets increased CHF 11.3 billion, or 8%, primarily due to higher equity securities, partially offset by lower debt securities. Net loans increased CHF 5.4 billion, or 2%, mainly driven by higher commercial and industrial loans, increased loans collateralized by securities, higher consumer mortgages and increased consumer finance loans. Brokerage receivables increased CHF 3.4 billion, or 9%, primarily due to an increase in open trades with customers, partially offset by decreases in margin lending and open trades with banks. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions were stable. Cash and due from banks decreased CHF 5.3 billion, or 5%, mainly driven by lower cash positions at the SNB. All other assets increased CHF 10.9 billion, or 12%, mainly reflecting increases of CHF 7.8 billion, or 19%, in securities received as collateral and CHF 3.0 billion, or 8%, in other assets, primarily reflecting recognition of right-of-use assets due to the adoption of Accounting Standards Update (ASU) 2016-02 on January 1, 2019.
Balance sheet summary
end of	1Q19	4Q18	% change QoQ
Assets (CHF million)
Cash and due from banks	94,762	100,047	(5)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	116,151	117,095	(1)
Trading assets	144,922	133,635	8
Net loans	292,970	287,581	2
Brokerage receivables	42,309	38,907	9
All other assets	102,522	91,651	12
Total assets	793,636	768,916	3
Liabilities and equity (CHF million)
Due to banks	18,780	15,220	23
Customer deposits	367,147	363,925	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,617	24,623	(16)
Trading liabilities	39,536	42,169	(6)
Long-term debt	160,261	154,308	4
Brokerage payables	37,942	30,923	23
All other liabilities	105,422	93,729	12
Total liabilities	749,705	724,897	3
Total shareholders' equity	43,825	43,922	0
Noncontrolling interests	106	97	9
Total equity	43,931	44,019	0

Total liabilities and equity	793,636	768,916	3

Total liabilities were CHF 749.7 billion as of the end of 1Q19, an increase of CHF 24.8 billion, or 3%, from the end of 4Q18, reflecting higher operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities increased CHF 19.8 billion. Compared to the end of 4Q18, brokerage payables increased CHF 7.0 billion, or 23%, mainly due to an increase in open trades with banks and customers. Long-term debt increased CHF 6.0 billion, or 4%, mainly driven by higher senior debt, primarily reflecting issuances and valuation adjustments, partially offset by maturities. Due to banks increased CHF 3.6 billion, or 23%, mainly driven by increases in time and demand deposits with banks. Customer deposits were stable. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 4.0 billion, or 16%, primarily due to lower repurchase transactions with customers, partially offset by higher repurchase transactions with banks. Trading liabilities decreased CHF 2.6 billion, or 6%, reflecting decreases in short positions and derivative instruments. All other liabilities increased CHF 11.7 billion, or 12%, primarily reflecting increases of CHF 7.8 billion, or 19%, in obligation to return securities received as collateral and CHF 4.6 billion, or 21%, in short-term borrowings.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Goodwill
20 Other assets and other liabilities
21 Leases
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation
34 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse Group AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (“the Group”) as of March 31, 2019, the related condensed consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the three-month periods ended March 31, 2019 and 2018, and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2018, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 22, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.KPMG AGNicholas EdmondsShaun KendriganLicensed Audit ExpertLicensed Audit ExpertZurich, SwitzerlandMay 3, 2019

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q19	4Q18	1Q18
Consolidated statements of operations (CHF million)
Interest and dividend income	4,818	5,514	4,451
Interest expense	(3,286)	(3,102)	(2,866)
Net interest income	1,532	2,412	1,585
Commissions and fees	2,612	2,864	3,046
Trading revenues	840	(865)	578
Other revenues	403	390	427
Net revenues	5,387	4,801	5,636
Provision for credit losses	81	59	48
Compensation and benefits	2,518	2,141	2,538
General and administrative expenses	1,413	1,569	1,508
Commission expenses	313	301	344
Restructuring expenses	–	136	144
Total other operating expenses	1,726	2,006	1,996
Total operating expenses	4,244	4,147	4,534
Income before taxes	1,062	595	1,054
Income tax expense	313	340	362
Net income	749	255	692
Net income/(loss) attributable to noncontrolling interests	0	(4)	(2)
Net income attributable to shareholders	749	259	694
Earnings/(loss) per share (CHF)
Basic earnings per share	0.29	0.10	0.27
Diluted earnings per share	0.29	0.10	0.26
Consolidated statements of comprehensive income (unaudited)
in	1Q19	4Q18	1Q18
Comprehensive income/(loss) (CHF million)
Net income	749	255	692
Gains/(losses) on cash flow hedges	46	30	(33)
Foreign currency translation	199	125	(502)
Unrealized gains/(losses) on securities	14	1	(6)
Actuarial gains/(losses)	60	(602)	80
Net prior service credit/(cost)	(24)	(50)	(31)
Gains/(losses) on liabilities related to credit risk	(1,121)	1,327	391
Other comprehensive income/(loss), net of tax	(826)	831	(101)
Comprehensive income/(loss)	(77)	1,086	591
Comprehensive income/(loss) attributable to noncontrolling interests	2	0	(11)
Comprehensive income/(loss) attributable to shareholders	(79)	1,086	602
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q19	4Q18
Assets (CHF million)
Cash and due from banks	94,762	100,047
of which reported at fair value	71	115
of which reported from consolidated VIEs	173	173
Interest-bearing deposits with banks	963	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	116,151	117,095
of which reported at fair value	81,730	81,818
Securities received as collateral, at fair value	49,472	41,696
of which encumbered	30,454	25,711
Trading assets, at fair value	144,922	133,635
of which encumbered	40,212	32,452
of which reported from consolidated VIEs	3,143	3,048
Investment securities	1,716	1,479
of which reported at fair value	1,716	1,479
Other investments	4,839	4,890
of which reported at fair value	2,364	2,434
of which reported from consolidated VIEs	1,525	1,505
Net loans	292,970	287,581
of which reported at fair value	15,305	14,873
of which encumbered	252	230
of which reported from consolidated VIEs	396	387
allowance for loan losses	(966)	(902)
Goodwill	4,807	4,766
Other intangible assets	224	219
of which reported at fair value	168	163
Brokerage receivables	42,309	38,907
Other assets	40,501	37,459
of which reported at fair value	9,001	7,263
of which encumbered	276	279
of which reported from consolidated VIEs	2,047	2,049
Total assets	793,636	768,916
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q19	4Q18
Liabilities and equity (CHF million)
Due to banks	18,780	15,220
of which reported at fair value	248	406
Customer deposits	367,147	363,925
of which reported at fair value	3,003	3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,617	24,623
of which reported at fair value	9,745	14,828
Obligation to return securities received as collateral, at fair value	49,472	41,696
Trading liabilities, at fair value	39,536	42,169
of which reported from consolidated VIEs	4	3
Short-term borrowings	26,557	21,926
of which reported at fair value	9,514	8,068
of which reported from consolidated VIEs	5,138	5,465
Long-term debt	160,261	154,308
of which reported at fair value	69,411	63,935
of which reported from consolidated VIEs	2,116	1,764
Brokerage payables	37,942	30,923
Other liabilities	29,393	30,107
of which reported at fair value	7,690	9,001
of which reported from consolidated VIEs	298	277
Total liabilities	749,705	724,897
Common shares	102	102
Additional paid-in capital	35,212	34,889
Retained earnings	27,964	26,973
Treasury shares, at cost	(580)	(61)
Accumulated other comprehensive income/(loss)	(18,873)	(17,981)
Total shareholders' equity	43,825	43,922
Noncontrolling interests	106	97
Total equity	43,931	44,019

Total liabilities and equity	793,636	768,916
end of	1Q19	4Q18
Additional share information
Par value (CHF)	0.04	0.04
Authorized shares [1]	3,271,129,950	3,271,129,950
Common shares issued	2,556,011,720	2,556,011,720
Treasury shares	(48,217,358)	(5,427,691)
Shares outstanding	2,507,794,362	2,550,584,029
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q19 (CHF million)
Balance at beginning of period	102	34,889	26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	11	11
Net income/(loss)	–	–	749	–	–	749	–	749
Cumulative effect of accounting changes, net of tax	–	–	242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	(828)	(828)	2	(826)
Sale of treasury shares	–	7	–	2,827	–	2,834	–	2,834
Repurchase of treasury shares	–	–	–	(3,367)	–	(3,367)	–	(3,367)
Share-based compensation, net of tax	–	253	–	21	–	274	–	274
Financial instruments indexed to own shares [3]	–	63	–	–	–	63	–	63
Dividends paid	–	–	–	–	–	–	(1)	(1)
Balance at end of period	102	35,212	27,964	(580)	(18,873)	43,825	106	43,931
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q18 (CHF million)
Balance at beginning of period	102	34,785	26,714	(59)	(18,808)	42,734	200	42,934
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(6)	(6)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	2	2
Net income/(loss)	–	–	259	–	–	259	(4)	255
Total other comprehensive income/(loss), net of tax	–	–	–	–	827	827	4	831
Sale of treasury shares	–	(15)	–	2,530	–	2,515	–	2,515
Repurchase of treasury shares	–	–	–	(2,563)	–	(2,563)	–	(2,563)
Share-based compensation, net of tax	–	170	–	31	–	201	–	201
Financial instruments indexed to own shares	–	(51)	–	–	–	(51)	–	(51)
Dividends paid	–	–	–	–	–	–	(1)	(1)
Change in scope of consolidation, net	–	–	–	–	–	–	(98)	(98)
Balance at end of period	102	34,889	26,973	(61)	(17,981)	43,922	97	44,019
1Q18 (CHF million)
Balance at beginning of period	102	35,668	24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(21)	(21)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	9	9
Net income/(loss)	–	–	694	–	–	694	(2)	692
Cumulative effect of accounting changes, net of tax	–	–	(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(92)	(92)	(9)	(101)
Sale of treasury shares	–	(10)	–	3,443	–	3,433	–	3,433
Repurchase of treasury shares	–	–	–	(3,655)	–	(3,655)	–	(3,655)
Share-based compensation, net of tax	–	275	–	28	–	303	–	303
Dividends paid	–	–	–	–	–	–	(3)	(3)
Change in scope of consolidation, net	–	–	–	–	–	–	(104)	(104)
Balance at end of period	102	35,933	25,643	(287)	(18,851)	42,540	157	42,697
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q19	1Q18
Operating activities (CHF million)
Net income	749	692
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	236	208
Provision for credit losses	81	48
Deferred tax provision/(benefit)	83	270
Share of net income/(loss) from equity method investments	(33)	14
Trading assets and liabilities, net	(12,848)	20,141
(Increase)/decrease in other assets	(2,749)	(10,541)
Increase/(decrease) in other liabilities	2,051	(5,732)
Other, net	4,730	(2,852)
Total adjustments	(8,449)	1,556
Net cash provided by/(used in) operating activities	(7,700)	2,248
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	188	(3)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,247	(7,863)
Purchase of investment securities	(306)	(21)
Proceeds from sale of investment securities	3	15
Maturities of investment securities	74	126
Investments in subsidiaries and other investments	(61)	(142)
Proceeds from sale of other investments	434	425
(Increase)/decrease in loans	(6,151)	(6,625)	[1]
Proceeds from sales of loans	1,660	1,562	[1]
Capital expenditures for premises and equipment and other intangible assets	(261)	(242)
Proceeds from sale of premises and equipment and other intangible assets	27	28
Other, net	56	136
Net cash provided by/(used in) investing activities	(2,090)	(12,604)
1 Prior period has been corrected.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q19	1Q18
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	5,220	13,437
Increase/(decrease) in short-term borrowings	3,708	6,733
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,254)	1,615
Issuances of long-term debt	6,328	8,889
Repayments of long-term debt	(7,219)	(11,333)
Sale of treasury shares	2,834	3,433
Repurchase of treasury shares	(3,367)	(3,655)
Dividends paid	(1)	(3)
Other, net	647	161
Net cash provided by/(used in) financing activities	3,896	19,277
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	609	(572)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(5,285)	8,349

Cash and due from banks at beginning of period [1]	100,047	109,815
Cash and due from banks at end of period [1]	94,762	118,164
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	1Q19	1Q18
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	185	138
Cash paid for interest	3,490	3,020
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2018 included in the Credit Suisse Annual Report 2018.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q18 consolidated statements of operations and comprehensive income and the 4Q18 consolidated statements of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for a description of accounting standards adopted in 2018.
ASC Topic 220 – Income Statements – Reporting Comprehensive Income
In January 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to Accounting Standards Codification (ASC) Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allowed a reclassification from accumulated other comprehensive income (AOCI) to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act. ASU 2018-02 was effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption was permitted. The adoption of ASU 2018-02 on January 1, 2019 resulted in a net increase in retained earnings of CHF 64 million as a result of the reclassification from AOCI to retained earnings, which was the result of the re-measurement of deferred tax assets and liabilities associated with the change in tax rates.
ASC Topic 350 – Intangibles – Goodwill and Other
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (ASU 2018-15), an update to ASC Subtopic 350-40 – Intangibles – Goodwill and Other – Internal-Use Software. The amendments in ASU 2018-15 align the requirements for capitalizing costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods and can be applied either retrospectively or prospectively. Early adoption, including adoption in an interim period, was permitted. The Group elected to early adopt ASU 2018-15 prospectively on January 1, 2019. The adoption of ASU 2018-15 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 made changes to the hedge accounting model intended to facilitate financial reporting that more closely reflected an entity’s risk management activities and simplified application of hedge accounting. The amendments in ASU 2017-12 provided more hedging strategies that will be eligible for hedge accounting, eased the documentation and effectiveness assessment requirements and resulted in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 was effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, was permitted. The adoption of ASU 2017-12 on January 1, 2019 did not have a material impact on the Group’s financial position, results of operations and cash flows.

In October 2018, the FASB issued ASU 2018-16, “Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (ASU 2018-16), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2018-16 permitted the use of the OIS rate based on the SOFR as a US benchmark interest rate for hedge accounting purposes and was effective for the Group on January 1, 2019. The adoption of ASU 2018-16 on January 1, 2019 did not impact the Group’s existing hedges.
ASC Topic 820 – Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the provisions for removing and modifying certain disclosures upon issuance of ASU 2018-13. As these amendments relate to disclosures, the adoption did not have an impact on the Group’s financial position, results of operations or cash flows. The Group is currently evaluating the impact of the adoption of the remaining amendments in ASU 2018-13.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 set out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also included disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting was substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 required lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet irrespective of the lease classification.
The Group adopted ASU 2016-02 and its subsequent amendments on January 1, 2019 using the modified retrospective approach, with a transition adjustment recognized in retained earnings without restating comparatives. The Group elected the use of the package of practical expedients and the practical expedient to use hindsight.
As a result of adoption, the Group recognized lease liabilities and related right-of-use assets of approximately CHF 3.5 billion and CHF 3.3 billion, respectively. In addition, the Group recognized an increase in retained earnings of approximately CHF 0.2 billion, net of tax, which included the release of previously deferred gains on sale lease-back transactions and previously unrecognized impairment losses.
Standards to be adopted in future periods
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission filer, ASU 2016-13 and its subsequent amendments are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption is permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018. The Group plans to adopt ASU 2016-13 and its subsequent amendments on January 1, 2020.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology and continues to adjust for key interpretive issues while monitoring the FASB’s ongoing accounting standards development. The Group intends to utilize multiple macroeconomic scenarios in estimating expected credit losses. Furthermore, the Group will continue to monitor the scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to develop, build and test the models until the effective date. Model validation commenced in 1Q19 and parallel runs are expected to begin in 3Q19.

The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
■ the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
■ the state of the economy at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
■ the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects a cumulative adjustment to retained earnings for any changes in credit loss allowances. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 and its subsequent amendments on the Group’s financial position, results of operations, cash flows and related disclosures.
ASC Topic 715 – Compensation – Retirement Benefits
In August 2018, the FASB issued ASU 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans” (ASU 2018-14), an update to ASC Topic 715 – Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework. ASU 2018-14 modifies the disclosure framework to improve disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. ASU 2018-14 is effective for annual reporting periods ending after December 15, 2020, with early adoption permitted. ASU 2018-14 should be applied on a retrospective approach for all periods presented. As these amendments relate only to disclosures, there will be no impact from the adoption of ASU 2018-14 on the Group’s financial position, results of operations or cash flows.
3 Business developments and subsequent events
Business developments
There were no significant business developments for the Group in 1Q19.
Subsequent event
On April 3, 2019, Credit Suisse announced an amendment to its existing Swiss defined benefit pension plan and the introduction of a new Swiss defined contribution plan. Effective January 1, 2020, savings contributions on gross salary components exceeding a certain threshold will be credited to a new Swiss defined contribution plan and no longer paid into the lump-sum component of the existing Swiss defined benefit pension plan. In the new Swiss defined contribution plan insured employees can select the investment strategy and will bear the investment risk. These changes are expected to result in a reduction of the Swiss pension plan liabilities and an increase in the overall funding surplus of the existing Swiss defined benefit pension plan of approximately CHF 430 million which will be recognized in 2Q19.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	1Q19	4Q18	1Q18
Net revenues (CHF million)
Swiss Universal Bank	1,379	1,373	1,431
International Wealth Management	1,417	1,402	1,403
Asia Pacific	854	677	991
Global Markets	1,472	965	1,546
Investment Banking & Capital Markets	356	475	528
Strategic Resolution Unit [1]	–	(175)	(203)
Corporate Center	(91)	84	(60)
Net revenues	5,387	4,801	5,636
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	550	498	563
International Wealth Management	523	410	484
Asia Pacific	183	37	234
Global Markets	282	(193)	295
Investment Banking & Capital Markets	(93)	105	59
Strategic Resolution Unit [1]	–	(297)	(409)
Corporate Center	(383)	35	(172)
Income/(loss) before taxes	1,062	595	1,054
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Total assets
end of	1Q19	4Q18
Total assets (CHF million)
Swiss Universal Bank	228,664	224,301
International Wealth Management	93,968	91,835
Asia Pacific	105,868	99,809
Global Markets	227,482	211,530
Investment Banking & Capital Markets	17,494	16,156
Strategic Resolution Unit [1]	–	20,874
Corporate Center	120,160	104,411
Total assets	793,636	768,916
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

5 Net interest income
in	1Q19	4Q18	1Q18
Net interest income (CHF million)
Loans	1,787	1,792	1,603
Investment securities	3	28	10
Trading assets	1,500	2,181	1,572
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	781	771	657
Other	747	742	609
Interest and dividend income	4,818	5,514	4,451
Deposits	(783)	(670)	(450)
Short-term borrowings	(97)	(74)	(82)
Trading liabilities	(714)	(722)	(860)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(482)	(498)	(399)
Long-term debt	(904)	(892)	(910)
Other	(306)	(246)	(165)
Interest expense	(3,286)	(3,102)	(2,866)
Net interest income	1,532	2,412	1,585
6 Commissions and fees
in	1Q19	4Q18	1Q18
Commissions and fees (CHF million)
Lending business	396	489	470
Investment and portfolio management	845	898	892
Other securities business	12	13	12
Fiduciary business	857	911	904
Underwriting	345	330	470
Brokerage	693	644	810
Underwriting and brokerage	1,038	974	1,280
Other services	321	490	392
Commissions and fees	2,612	2,864	3,046
7 Trading revenues
in	1Q19	4Q18	1Q18
Trading revenues (CHF million)
Interest rate products	430	(160)	857
Foreign exchange products	(215)	56	184
Equity/index-related products	740	(718)	(327)
Credit products	(328)	11	34
Commodity and energy products	48	25	26
Other products	165	(79)	(196)
Trading revenues	840	(865)	578
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on trading revenues and managing trading risks.

8 Other revenues
in	1Q19	4Q18	1Q18
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	(1)
Loans held-for-sale	(9)	(4)	10
Long-lived assets held-for-sale	29	10	16
Equity method investments	56	57	69
Other investments	102	120	128
Other	225	207	205
Other revenues	403	390	427
9 Provision for credit losses
in	1Q19	4Q18	1Q18
Provision for credit losses (CHF million)
Provision for loan losses	75	57	36
Provision for lending-related and other exposures	6	2	12
Provision for credit losses	81	59	48
10 Compensation and benefits
in	1Q19	4Q18	1Q18
Compensation and benefits (CHF million)
Salaries and variable compensation	2,170	1,813	2,189
Social security	159	142	160
Other [1]	189	186	189
Compensation and benefits	2,518	2,141	2,538
1
Includes pension-related expenses of CHF 108 million, CHF 97 million and CHF 107 million in 1Q19, 4Q18 and 1Q18, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	1Q19	4Q18	1Q18
General and administrative expenses (CHF million)
Occupancy expenses	282	243	240
IT, machinery, etc.	323	325	277
Provisions and losses	58	128	140
Travel and entertainment	78	88	94
Professional services	403	499	483
Amortization and impairment of other intangible assets	2	2	3
Other [1]	267	284	271
General and administrative expenses	1,413	1,569	1,508
1
Includes pension-related expenses/(credits) of CHF (34) million, CHF (52) million and CHF (53) million in 1Q19, 4Q18 and 1Q18, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
The Group completed the three-year restructuring plan in connection with the implementation of the revised Group strategy by the end of 2018. Restructuring expenses primarily included termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	4Q18	1Q18
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	21	28
International Wealth Management	33	26
Asia Pacific	26	6
Global Markets	80	42
Investment Banking & Capital Markets	6	30
Strategic Resolution Unit [1]	(31)	11
Corporate Center	1	1
Total restructuring expenses	136	144
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Restructuring expenses by type
in	4Q18	1Q18
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	(1)	103
of which severance expenses	(5)	69
of which accelerated deferred compensation	4	34
General and administrative-related expenses	137	41
of which pension expenses	16	27
Total restructuring expenses	136	144
Restructuring provision
	1Q19					4Q18			1Q18
	Compen- sation and benefits		General and administrative expenses		Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	156		190		346	176	175	351	196	110	306
Net additional charges [1]	–		–		–	(5)	67	62	69	14	83
Reclassifications	(156)	[2]	(190)	[3]	(346)	–	–	–	–	–	–
Utilization	–		–		–	(15)	(52)	(67)	(61)	(16)	(77)
Balance at end of period	0		0		0	156	190	346	204	108	312
1
The following items for which expense accretion was accelerated in 4Q18 and 1Q18 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 1 million and CHF 26 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 16 million and CHF 27 million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 3 million and CHF 8 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 54 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 In 1Q19, CHF 97 million were transferred to litigation provisions and CHF 59 million were transferred to other liabilities.
3 In 1Q19, CHF 167 million were transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 23 million to other liabilities.

13 Earnings per share
in	1Q19	4Q18	1Q18
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	749	259	694
Net income attributable to shareholders for diluted earnings per share	749	259	694
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,573.1	2,564.3	2,586.4
Dilutive share options and warrants	3.4	4.0	2.2
Dilutive share awards	45.3	52.1	65.1
For diluted earnings per share available for common shares [1]	2,621.8	2,620.4	2,653.7
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.29	0.10	0.27
Diluted earnings per share available for common shares	0.29	0.10	0.26
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.7 million, 6.5 million and 11.6 million for 1Q19, 4Q18 and 1Q18, respectively.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receives underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	1Q19	4Q18	1Q18
Contracts with customers (CHF million)
Investment and portfolio management	845	898	892
Other securities business	12	13	12
Underwriting	345	330	470
Brokerage	694	647	810
Other services	322	492	487
Total revenues from contracts with customers	2,218	2,380	2,671
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of / in	1Q19	4Q18	1Q18
Contract balances (CHF million)
Contract receivables	839	791	758
Contract liabilities	58	56	67
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	7	16	13
The Group’s contract terms are generally such that they do not result in any contract assets.
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.

Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). The Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
15 Trading assets and liabilities
end of	1Q19	4Q18
Trading assets (CHF million)
Debt securities	62,272	63,567	[1]
Equity securities	58,845	46,463
Derivative instruments [2]	18,353	18,312
Other	5,452	5,293
Trading assets	144,922	133,635	[1]
Trading liabilities (CHF million)
Short positions	25,195	26,946
Derivative instruments [2]	14,341	15,223
Trading liabilities	39,536	42,169
1
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

2 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	1Q19	4Q18
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	18,520	20,216
Cash collateral received	14,098	13,213
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	5,358	7,057
Cash collateral received	6,867	6,903
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

16 Investment securities
end of	1Q19	4Q18
Investment securities (CHF million)
Debt securities available-for-sale	1,716	1,479	[1]
Total investment securities	1,716	1,479	[1]
1 Previously included residential and commercial mortgage-backed securities which have been reclassified to trading assets as these securities are carried at fair value under the fair value option.
Investment securities by type
	1Q19				4Q18
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	302	0	0	302	2	0	0	2
Debt securities issued by foreign governments	756	10	0	766	821	7	0	828
Corporate debt securities	631	17	0	648	649	0	0	649
Debt securities available-for-sale	1,689	27	0	1,716	1,472	7	0	1,479	[1]
1 Previously included residential and commercial mortgage-backed securities which have been reclassified to trading assets as these securities are carried at fair value under the fair value option.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	1Q19	1Q18
Additional information – debt securities (CHF million)
Proceeds from sales	3	15
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
1Q19 (CHF million, except where indicated)
Due within 1 year	1,071	1,074	0.57
Due from 1 to 5 years	5	5	5.20
Due from 5 to 10 years	613	637	0.85
Total debt securities	1,689	1,716	0.68

17 Other investments
end of	1Q19	4Q18
Other investments (CHF million)
Equity method investments	2,469	2,467
Equity securities (without a readily determinable fair value) [1]	1,132	1,207
of which at net asset value	442	530
of which at measurement alternative	248	227
of which at fair value	205	208
of which at cost less impairment	237	242
Real estate held-for-investment [2]	79	79
Life finance instruments [3]	1,159	1,137
Total other investments	4,839	4,890
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2 As of the end of 1Q19 and 4Q18, real estate held for investment included foreclosed or repossessed real estate of CHF 3 million, all related to residential real estate.
3 Includes life settlement contracts at investment method and single premium immediate annuity contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	1Q19	Cumulative	1Q18
Impairments and adjustments (CHF million)
Impairments and downward adjustments	0	(7)	(3)
Equity securities without a readily determinable fair value held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, equity securities without a readily determinable fair value held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers. Equity securities without a readily determinable fair value include investments in entities that regularly calculate net asset value (NAV) per share or its equivalent.
> Refer to “Note 31 – Financial instruments” for further information on such investments.
The Group performs a regular impairment analysis of real estate portfolios. If an impairment was identified, the carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. No impairments were recorded on real estate held-for-investments in 1Q19, 4Q18 and 1Q18, respectively.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 32 million and CHF 31 million for 1Q19 and 4Q18, respectively.

18 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	1Q19	4Q18
Loans (CHF million)
Mortgages	108,701	107,845
Loans collateralized by securities	43,126	42,034
Consumer finance	4,537	3,905
Consumer	156,364	153,784
Real estate	26,865	26,727
Commercial and industrial loans	88,305	85,698
Financial institutions	18,488	18,494
Governments and public institutions	4,027	3,893
Corporate & institutional	137,685	134,812
Gross loans	294,049	288,596
of which held at amortized cost	278,744	273,723
of which held at fair value	15,305	14,873
Net (unearned income)/deferred expenses	(113)	(113)
Allowance for loan losses	(966)	(902)
Net loans	292,970	287,581
Gross loans by location (CHF million)
Switzerland	161,797	160,444
Foreign	132,252	128,152
Gross loans	294,049	288,596
Impaired loan portfolio (CHF million)
Non-performing loans	1,232	1,203
Non-interest-earning loans	324	300
Non-performing and non-interest-earning loans	1,556	1,503
Restructured loans	282	299
Potential problem loans	310	390
Other impaired loans	592	689
Gross impaired loans	2,148	2,192

Allowance for loan losses by loan portfolio
	1Q19			4Q18			1Q18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	187	715	902	192	720	912	220	662	882
Net movements recognized in statements of operations	12	63	75	(7)	64	57	4	32	36
Gross write-offs	(23)	(6)	(29)	(13)	(94)	(107)	(24)	(54)	(78)
Recoveries	1	2	3	11	15	26	3	13	16
Net write-offs	(22)	(4)	(26)	(2)	(79)	(81)	(21)	(41)	(62)
Provisions for interest	2	9	11	2	7	9	2	6	8
Foreign currency translation impact and other adjustments, net	2	2	4	2	3	5	(1)	(5)	(6)
Balance at end of period	181	785	966	187	715	902	204	654	858
of which individually evaluated for impairment	140	509	649	146	462	608	164	464	628
of which collectively evaluated for impairment	41	276	317	41	253	294	40	190	230
Gross loans held at amortized cost (CHF million)
Balance at end of period	156,339	122,405	278,744	153,761	119,962	273,723	154,726	115,386	270,112
of which individually evaluated for impairment [1]	671	1,477	2,148	677	1,515	2,192	646	1,320	1,966
of which collectively evaluated for impairment	155,668	120,928	276,596	153,084	118,447	271,531	154,080	114,066	268,146
Purchases, reclassifications and sales
	1Q19			4Q18			1Q18
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	[1]	Total
Loans held at amortized cost (CHF million)
Purchases [2]	0	505	505	0	556	556	0	493		493
Reclassifications from loans held-for-sale [3]	0	1	1	0	0	0	0	0		0
Reclassifications to loans held-for-sale [4]	0	1,193	1,193	0	849	849	0	361		361
Sales [4]	0	1,115	1,115	0	878	878	0	330		330
1 Prior period has been corrected.
2 Includes drawdowns under purchased loan commitments.
3 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
4 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q19 (CHF million)
Mortgages	98,268	10,032	401	108,701
Loans collateralized by securities	39,691	3,367	68	43,126
Consumer finance	1,973	2,368	171	4,512
Consumer	139,932	15,767	640	156,339
Real estate	19,408	6,583	100	26,091
Commercial and industrial loans	42,492	38,490	1,242	82,224
Financial institutions	10,630	2,168	102	12,900
Governments and public institutions	1,145	45	0	1,190
Corporate & institutional	73,675	47,286	1,444	122,405
Gross loans held at amortized cost	213,607	63,053	2,084	278,744
Value of collateral [1]	195,534	48,800	1,459	245,793
4Q18 (CHF million)
Mortgages	97,404	10,046	395	107,845
Loans collateralized by securities	39,281	2,676	77	42,034
Consumer finance	1,465	2,247	170	3,882
Consumer	138,150	14,969	642	153,761
Real estate	19,461	6,494	110	26,065
Commercial and industrial loans	40,872	37,633	1,268	79,773
Financial institutions	10,715	2,138	86	12,939
Governments and public institutions	1,132	53	0	1,185
Corporate & institutional	72,180	46,318	1,464	119,962
Gross loans held at amortized cost	210,330	61,287	2,106	273,723
Value of collateral [1]	192,579	47,999	1,456	242,034
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q19 (CHF million)
Mortgages	108,267	104	38	27	265	434	108,701
Loans collateralized by securities	42,982	24	46	5	69	144	43,126
Consumer finance	3,864	424	45	30	149	648	4,512
Consumer	155,113	552	129	62	483	1,226	156,339
Real estate	25,792	174	56	8	61	299	26,091
Commercial and industrial loans	81,058	270	71	67	758	1,166	82,224
Financial institutions	12,612	215	6	1	66	288	12,900
Governments and public institutions	1,182	5	0	0	3	8	1,190
Corporate & institutional	120,644	664	133	76	888	1,761	122,405
Gross loans held at amortized cost	275,757	1,216	262	138	1,371	2,987	278,744
4Q18 (CHF million)
Mortgages	107,364	155	23	10	293	481	107,845
Loans collateralized by securities	41,936	21	0	0	77	98	42,034
Consumer finance	3,383	286	35	32	146	499	3,882
Consumer	152,683	462	58	42	516	1,078	153,761
Real estate	25,914	63	4	0	84	151	26,065
Commercial and industrial loans	78,439	378	96	82	778	1,334	79,773
Financial institutions	12,768	104	19	3	45	171	12,939
Governments and public institutions	1,172	13	0	0	0	13	1,185
Corporate & institutional	118,293	558	119	85	907	1,669	119,962
Gross loans held at amortized cost	270,976	1,020	177	127	1,423	2,747	273,723
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
1Q19 (CHF million)
Mortgages	322	11	333	28	61	89	422	[1]
Loans collateralized by securities	57	13	70	0	0	0	70
Consumer finance	171	6	177	0	2	2	179
Consumer	550	30	580	28	63	91	671
Real estate	57	5	62	0	40	40	102
Commercial and industrial loans	562	247	809	254	206	460	1,269
Financial institutions	63	42	105	0	1	1	106
Corporate & institutional	682	294	976	254	247	501	1,477
Gross impaired loans	1,232	324	1,556	282	310	592	2,148
4Q18 (CHF million)
Mortgages	304	12	316	34	72	106	422	[1]
Loans collateralized by securities	62	13	75	0	3	3	78
Consumer finance	170	6	176	0	1	1	177
Consumer	536	31	567	34	76	110	677
Real estate	80	4	84	0	38	38	122
Commercial and industrial loans	547	223	770	265	272	537	1,307
Financial institutions	40	42	82	0	4	4	86
Corporate & institutional	667	269	936	265	314	579	1,515
Gross impaired loans	1,203	300	1,503	299	390	689	2,192
1
As of the end of 1Q19 and 4Q18, CHF 128 million and CHF 123 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
	1Q19			4Q18
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
CHF million
Mortgages	266	249	24	278	262	21
Loans collateralized by securities	70	57	26	77	63	35
Consumer finance	175	154	90	174	154	90
Consumer	511	460	140	529	479	146
Real estate	62	54	10	82	73	10
Commercial and industrial loans	899	866	437	773	742	401
Financial institutions	89	86	62	86	84	51
Corporate & institutional	1,050	1,006	509	941	899	462
Gross impaired loans with a specific allowance	1,561	1,466	649	1,470	1,378	608
Mortgages	156	156	–	144	144	–
Loans collateralized by securities	0	0	–	1	1	–
Consumer finance	4	4	–	3	3	–
Consumer	160	160	–	148	148	–
Real estate	40	40	–	40	40	–
Commercial and industrial loans	370	370	–	534	534	–
Financial institutions	17	17	–	0	0	–
Corporate & institutional	427	427	–	574	574	–
Gross impaired loans without specific allowance	587	587	–	722	722	–
Gross impaired loans	2,148	2,053	649	2,192	2,100	608
of which consumer	671	620	140	677	627	146
of which corporate & institutional	1,477	1,433	509	1,515	1,473	462
Gross impaired loan detail (continued)
	1Q19			4Q18			1Q18
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	272	0	0	261	0	0	255	0	0
Loans collateralized by securities	73	0	0	78	0	0	102	1	1
Consumer finance	174	1	0	173	1	1	176	0	0
Consumer	519	1	0	512	1	1	533	1	1
Real estate	67	0	0	72	0	0	87	0	0
Commercial and industrial loans	833	4	1	842	2	1	903	7	4
Financial institutions	88	1	0	86	1	0	45	0	0
Governments and public institutions	0	0	0	0	0	0	1	0	0
Corporate & institutional	988	5	1	1,000	3	1	1,036	7	4
Gross impaired loans with a specific allowance	1,507	6	1	1,512	4	2	1,569	8	5
Mortgages	152	1	0	100	0	0	87	1	0
Loans collateralized by securities	0	0	0	1	0	0	1	0	0
Consumer finance	3	0	0	3	0	0	3	0	0
Consumer	155	1	0	104	0	0	91	1	0
Real estate	42	0	0	39	0	0	2	0	0
Commercial and industrial loans	472	3	1	336	7	1	323	3	0
Financial institutions	8	0	0	0	0	0	0	0	0
Corporate & institutional	522	3	1	375	7	1	325	3	0
Gross impaired loans without specific allowance	677	4	1	479	7	1	416	4	0
Gross impaired loans	2,184	10	2	1,991	11	3	1,985	12	5
of which consumer	674	2	0	616	1	1	624	2	1
of which corporate & institutional	1,510	8	2	1,375	10	2	1,361	10	4

Restructured loans held at amortized cost
	1Q19			4Q18			1Q18
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	1	7	7	0	0	0	0	0	0
Commercial and industrial loans	0	0	0	9	144	123	3	15	14
Total	1	7	7	9	144	123	3	15	14
Restructured loans held at amortized cost that defaulted within 12 months from restructuring
	1Q19		4Q18		1Q18
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	1	13	1	8	0	0
Commercial and industrial loans	0	0	0	0	7	40
Total	1	13	1	8	7	40
In 1Q19, the loan modifications of the Group included interest rate concessions and extended loan repayment terms.
19 Goodwill
1Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	615	1,544	2,278	3,182	1,026	8,657
Foreign currency translation impact	4	16	12	4	5	41
Balance at end of period	619	1,560	2,290	3,186	1,031	8,698
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	619	1,560	1,518	467	643	4,807
1
Gross amounts include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 1Q19 that a goodwill triggering event occurred for the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units.
Based on its goodwill impairment analysis performed as of March 31, 2019, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of March 31, 2019.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes, and as approved by the Board of Directors.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
20 Other assets and other liabilities
end of	1Q19	4Q18
Other assets (CHF million)
Cash collateral on derivative instruments	5,358	7,057
Cash collateral on non-derivative transactions	392	465
Derivative instruments used for hedging	86	33
Assets held-for-sale	8,371	6,744
of which loans [1]	8,285	6,630
of which real estate [2]	54	54
of which long-lived assets	32	60
Premises, equipment and right-of-use assets [3]	8,079	4,838
Assets held for separate accounts	123	125
Interest and fees receivable	5,330	5,055
Deferred tax assets	4,920	4,943
Prepaid expenses	485	613
of which cloud computing arrangement implementation costs	3	–
Failed purchases	1,400	1,283
Defined benefit pension and post-retirement plan assets	1,973	1,794
Other	3,984	4,509
Other assets	40,501	37,459
Other liabilities (CHF million)
Cash collateral on derivative instruments	6,867	6,903
Cash collateral on non-derivative transactions	145	514
Derivative instruments used for hedging	0	8
Operating leases liabilities	3,468	–
Provisions	1,026	928
of which off-balance sheet risk	155	151
Restructuring liabilities	–	346
Liabilities held for separate accounts	123	125
Interest and fees payable	5,126	5,159
Current tax liabilities	926	927
Deferred tax liabilities	456	438
Failed sales	735	2,187
Defined benefit pension and post-retirement plan liabilities	518	518
Other	10,003	12,054
Other liabilities	29,393	30,107
1 Included as of the end of 1Q19 and 4Q18 were CHF 705 million and CHF 687 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 1Q19 and 4Q18, real estate held-for-sale included foreclosed or repossessed real estate of CHF 13 million and CHF 13 million, respectively, of which CHF 10 million and CHF 10 million, respectively were related to residential real estate.

3 Premises and equipment were previously presented separately in the consolidated balance sheet.

Premises, equipment and right-of-use assets
end of	1Q19	4Q18
Premises and equipment (CHF million)
Buildings and improvements	1,601	1,617
Land	344	347
Leasehold improvements	1,910	1,880
Software	6,115	5,909
Equipment	1,846	1,805
Premises and equipment	11,816	11,558
Accumulated depreciation	(6,948)	(6,720)
Total premises and equipment, net	4,868	4,838
Right-of-use assets (CHF million)
Finance leases	8	0
Operating leases	3,203	–
Right-of-use assets	3,211	–
Total premises, equipment and right-of-use assets	8,079	4,838
21 Leases
The Group enters into both lessee and lessor arrangements. A lease is identified when a contract (or a part of a contract) exists that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining whether a contract contains a lease, the Group has assessed whether there is an identifiable asset and whether it has the right to control the use of the identified asset.
> Refer to “Note 2 – Recently issued accounting standards” for further information.
Lessee arrangements
The Group recognizes right-of-use (ROU) assets, which are reported as other assets, and lease liabilities, which are reported as other liabilities or long-term debt. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent an obligation to make lease payments under the lease contract. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.
> Refer to “Note 20 – Other assets and other liabilities” and “Note 22 – Long-term debt”.
The Group enters into leases with fixed or variable lease payments, or with lease payments that depend on an index or a referenced rate. Lease payments at lease commencement which depend on an index or a referenced rate are considered to be unavoidable. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the lease liabilities. The Group’s incremental borrowing rate, which is used in determining the present value of lease payments, is derived from information available at the lease commencement date. The incremental borrowing rate used for leases is a comparable rate that the Group would expect to pay if it were borrowing from a third party.
The Group primarily enters into operating leases. Operating leases result in a single lease cost, calculated such that the cost of the lease is allocated over the remaining lease term on a straight-line basis. Operating lease expenses are recognized in general and administrative expenses. For all leases other than real estate leases, the Group does not separate lease and non-lease components. The Group’s finance leases in 1Q19 were not material.
For certain leases, there are options that permit the Group to extend or terminate these leases. Such options are only included in the measurement of ROU assets and lease liabilities when it is reasonably certain that the Group would exercise the extension option or would not exercise the termination option. The Group has entered into real estate and equipment leases. The Group has leases relating to a portfolio of residential solar panels that it subsequently subleased. Some of these leases contain early termination terms after the tenth year and renewal options from one to four years. Certain real estate leases include restrictions, for example, conditions relating to naming rights or signage.
Lease costs
in	1Q19
Lease costs (CHF million)
Operating lease costs	114
Variable lease costs	2
Sublease income	(18)
Total lease costs	98
From time to time, the Group enters into sale-leaseback transactions in which an asset is sold and immediately leased back. If specific criteria are met, the asset is derecognized from the balance sheet and an operating lease is recognized. During 1Q19, the Group entered into two sale-leaseback transactions in respect of own property, each with a lease term of five years, and during

2018, the Group entered into one sale-leaseback transaction in respect of own property, with a lease term of ten years.
Other information pertaining to leases
in	1Q19
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	30
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(141)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	13
Changes to right-of-use assets due to lease modifications for operating leases	(1)
1 Includes right-of-use assets relating to changes in classification of scope of variable interest entities.
The weighted average remaining lease terms and discount rates are based on all outstanding operating leases as well as their respective lease terms and remaining lease obligations.
Weighted average remaining lease term and discount rate
end of	1Q19
Operating leases
Remaining lease term (years)	12.85
Discount rate (%)	3.04
The following table reflects the undiscounted cash flows from leases for the next five years and thereafter, based on the expected lease term.
Maturity of operating lease liabilities
end of	1Q19
Maturity (CHF million)
Due within 1 year	508
Due between 1 and 2 years	465
Due between 2 and 3 years	369
Due between 3 and 4 years	342
Due between 4 and 5 years	312
Thereafter	2,204
Total	4,200
Future interest payable	(732)
Lease liabilities	3,468
Upon adoption of ASU 2016-02 and its subsequent amendments on January 1, 2019, the Group revised the future operating lease commitments to reflect the expected term of the leases. Previously, the operating lease commitments were based on the minimum contractual term of the lease.
Maturity of operating lease commitments
end of	4Q18
Maturity (CHF million)
2019	503
2020	484
2021	381
2022	354
2023	320
Thereafter	2,209
Future operating lease commitments	4,251
Less minimum non-cancellable sublease rentals	(190)
Total net future minimum lease commitments	4,061
Lessor arrangements
In lessor arrangements, consideration in a contract is allocated to each separate lease component and each non-lease component on a relative basis in proportion to the stand-alone selling price. The stand-alone selling price is the price at which a customer would purchase the component separately. The Group enters into sales-type, direct financing and operating leases for real estate and equipment.
For sales-type and direct financing leases, which are classified as loans, the Group de-recognizes the underlying asset and recognizes a net investment in the lease. The net investment in the lease is calculated as the lease receivable plus the unguaranteed portion of the estimated residual value. The lease receivable is initially measured at the present value of the sum of the future lease payments receivable over the lease term and any portion of the estimated residual value at the end of the lease term that is guaranteed by either the lessee or an unrelated third party. The Group initially measures the unguaranteed residual value of the asset as the present value of the amount the lessor expects to derive from the underlying asset following the end of the lease term that is not guaranteed by the lessee or any other third party unrelated to the lessor. The discount rate used is the rate implicit in the lease.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” for further information on impaired loans.
For operating leases, the Group continues to recognize the underlying asset and depreciates the asset over its estimated useful life. Lease income is recognized on a straight-line basis over the lease term. Initial direct costs are deferred and expensed over the lease term. Lease payments are recorded when due and payable by the lessee.

Lease income
in	1Q19
Lease income (CHF million)
Interest income on sales-type lease receivables	1
Interest income on direct financing lease receivables	27
Lease income from operating leases	18
Variable lease income	1
Total lease income	47
The Group elected the practical expedient to not evaluate whether certain sales taxes and other similar taxes are lessor cost or lessee cost and excludes these costs from being reported as lease income with an associated expense.
The Group enters into leases with fixed or variable lease payments, or with lease payments that depend on an index or a referenced rate which are included in the net investment in the lease at lease commencement, as such payments are considered unavoidable. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the net investment in the lease.
For certain leases, there are options that permit the lessee to extend or renew these leases. Such options are only included in the measurement of lease receivables for sales-type and direct financing leases when it is reasonably certain that the lessee would exercise these options. Certain leases include termination options that allow lessees to terminate the leases within three months of the commencement date, with a notice period of 30 days. Certain leases include termination options that allow the Group to terminate the lease but do not provide the lessee with the same option. Certain leases include termination penalties, options to prepay the payments for the remaining lease term or options that permit the lessee to purchase the leased asset at market value or at the greater of market value and the net present value of the remaining payments.
The Group has entered into a vehicle lease as a lessor with a member of the Board of Directors. The terms of the lease are similar to those with third parties.
Net investment in leases
end of 1Q19	Sales-type leases	Direct financing leases
Net investment (CHF million)
Lease receivables	166	3,391
Impairment recognized	(1)	(20)
Total net investment	165	3,371
Maturities relating to lessor arrangements
end of 1Q19	Sales-type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	71	1,312	29
Due between 1 and 2 years	42	901	29
Due between 2 and 3 years	31	741	22
Due between 3 and 4 years	19	493	19
Due between 4 and 5 years	10	242	18
Thereafter	13	285	66
Total	186	3,974	183
Future interest receivable	(20)	(583)	–
Lease receivables	166	3,391	–

22 Long-term debt
Long-term debt
end of	1Q19	4Q18
Long-term debt (CHF million)
Senior	141,334	136,392
Subordinated	16,811	16,152
Non-recourse liabilities from consolidated VIEs	2,116	1,764
Long-term debt	160,261	154,308
of which reported at fair value	69,411	63,935
of which structured notes	51,735	48,064
of which long-term finance leases	8	–
Structured notes by product
end of	1Q19	4Q18
Structured notes by product (CHF million)
Equity	33,076	30,698
Fixed income	14,436	13,128
Credit	3,848	3,898
Other	375	340
Total structured notes	51,735	48,064
23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
1Q19 (CHF million)
Balance at beginning of period	(72)	(13,442)	10	(3,974)	387	(890)	(17,981)
Increase/(decrease)	47	195	14	0	0	(1,151)	(895)
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	3	2	0	60	(24)	30	71
Cumulative effect of accounting changes, net of tax [1]	0	0	0	(42)	0	(22)	(64)
Total increase/(decrease)	46	197	14	18	(24)	(1,143)	(892)
Balance at end of period	(26)	(13,245)	24	(3,956)	363	(2,033)	(18,873)
4Q18 (CHF million)
Balance at beginning of period	(102)	(13,563)	9	(3,372)	437	(2,217)	(18,808)
Increase/(decrease)	24	100	1	(708)	(26)	1,329	720
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	10	21	0	106	(24)	(2)	111
Total increase/(decrease)	30	121	1	(602)	(50)	1,327	827
Balance at end of period	(72)	(13,442)	10	(3,974)	387	(890)	(17,981)
1Q18 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(47)	(493)	(6)	10	0	384	(152)
Increase/(decrease) due to equity method investments	1	0	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	13	0	0	70	(31)	7	59
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(33)	(493)	(27)	80	(31)	391	(113)
Balance at end of period	(95)	(13,612)	21	(3,503)	491	(2,153)	(18,851)
1 Reflects the reclassification from AOCI to retained earnings as a result of the adoption of ASU 2018-02. Refer to "Note 2 - Recently issued accounting standards" for further information.

Details on significant reclassification adjustments
in	1Q19	4Q18		1Q18
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	2	21	[1]	0
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	76	128		88
Tax expense/(benefit)	(16)	(22)		(18)
Net of tax	60	106		70
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(30)	(31)		(39)
Tax expense	6	7		8
Net of tax	(24)	(24)		(31)
1
Includes net releases of CHF 21 million on the liquidation of Credit Suisse Securities (Johannesburg) Proprietary Limited in 4Q18. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.
Additional share information
	1Q19		4Q18		1Q18
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720
Balance at end of period	2,556,011,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(5,427,691)		(3,643,997)		(5,757,666)
Sale of treasury shares	238,506,125		199,557,290		197,832,217
Repurchase of treasury shares	(282,969,737)		(203,203,452)		(210,060,139)
Share-based compensation	1,673,945		1,862,468		1,572,558
Balance at end of period	(48,217,358)		(5,427,691)		(16,413,030)
Common shares outstanding
Balance at end of period	2,507,794,362	[1]	2,550,584,029	[1]	2,539,598,690	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	1Q19		4Q18
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.8	5.3	5.5	4.8
OTC	68.0	63.6	63.4	60.6
Exchange-traded	0.2	0.2	0.2	0.3
Interest rate products	74.0	69.1	69.1	65.7
OTC-cleared	0.2	0.2	0.1	0.2
OTC	23.2	27.7	26.9	31.1
Foreign exchange products	23.4	27.9	27.0	31.3
OTC	10.2	9.1	10.2	10.2
Exchange-traded	10.5	11.5	11.8	14.2
Equity/index-related products	20.7	20.6	22.0	24.4
OTC-cleared	2.5	2.8	1.5	1.6
OTC	3.7	4.9	3.8	4.9
Credit derivatives	6.2	7.7	5.3	6.5
OTC	1.0	0.4	1.2	0.4
Exchange-traded	0.0	0.0	0.1	0.3
Other products [1]	1.0	0.4	1.3	0.7
OTC-cleared	8.5	8.3	7.1	6.6
OTC	106.1	105.7	105.5	107.2
Exchange-traded	10.7	11.7	12.1	14.8
Total gross derivatives subject to enforceable master netting agreements	125.3	125.7	124.7	128.6
Offsetting (CHF billion)
OTC-cleared	(7.4)	(7.3)	(5.9)	(5.8)
OTC	(93.1)	(97.5)	(92.6)	(99.0)
Exchange-traded	(10.1)	(10.2)	(11.6)	(12.5)
Offsetting	(110.6)	(115.0)	(110.1)	(117.3)
of which counterparty netting	(96.5)	(96.5)	(96.9)	(96.9)
of which cash collateral netting	(14.1)	(18.5)	(13.2)	(20.4)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.1	1.0	1.2	0.8
OTC	13.0	8.2	12.9	8.2
Exchange-traded	0.6	1.5	0.5	2.3
Total net derivatives subject to enforceable master netting agreements	14.7	10.7	14.6	11.3
Total derivatives not subject to enforceable master netting agreements [2]	3.7	3.6	3.7	3.9
Total net derivatives presented in the consolidated balance sheets	18.4	14.3	18.3	15.2
of which recorded in trading assets and trading liabilities	18.3	14.3	18.3	15.2
of which recorded in other assets and other liabilities	0.1	0.0	0.0	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 1Q19 and 4Q18. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	1Q19				4Q18
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	81.2	(16.1)	65.1		86.6	(20.9)	65.7
Securities borrowing transactions	10.9	(1.4)	9.5		12.6	(2.2)	10.4
Total subject to enforceable master netting agreements	92.1	(17.5)	74.6		99.2	(23.1)	76.1
Total not subject to enforceable master netting agreements [1]	41.6	–	41.6		41.0	–	41.0
Total	133.7	(17.5)	116.2	[2]	140.2	(23.1)	117.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 81,730 million and CHF 81,818 million of the total net amount as of the end of 1Q19 and 4Q18, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	1Q19				4Q18
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	30.9	(16.9)	14.0		42.3	(22.5)	19.8
Securities lending transactions	4.7	(0.6)	4.1		4.2	(0.6)	3.6
Obligation to return securities received as collateral, at fair value	48.5	0.0	48.5		39.4	0.0	39.4
Total subject to enforceable master netting agreements	84.1	(17.5)	66.6		85.9	(23.1)	62.8
Total not subject to enforceable master netting agreements [1]	3.0	–	3.0		3.5	–	3.5
Total	87.1	(17.5)	69.6		89.4	(23.1)	66.3
of which securities sold under repurchase agreements and securities lending transactions	37.6	(17.5)	20.1	[2]	47.7	(23.1)	24.6	[2]
of which obligation to return securities received as collateral, at fair value	49.5	0.0	49.5		41.7	0.0	41.7
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 9,745 million and CHF 14,828 million of the total net amount as of the end of 1Q19 and 4Q18, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	1Q19						4Q18
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	14.7	4.5		0.0		10.2	14.6	4.5		0.1		10.0
Securities purchased under resale agreements	65.1	65.1		0.0		0.0	65.7	65.7		0.0		0.0
Securities borrowing transactions	9.5	7.0		0.0		2.5	10.4	10.0		0.0		0.4
Total financial assets subject to enforceable master netting agreements	89.3	76.6		0.0		12.7	90.7	80.2		0.1		10.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.7	1.4		0.0		9.3	11.3	1.4		0.0		9.9
Securities sold under repurchase agreements	14.0	14.0		0.0		0.0	19.8	19.7		0.1		0.0
Securities lending transactions	4.1	3.5		0.0		0.6	3.6	3.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	48.5	41.6		0.0		6.9	39.4	34.3		0.0		5.1
Total financial liabilities subject to enforceable master netting agreements	77.3	60.5		0.0		16.8	74.1	58.6		0.1		15.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 1Q19 income tax expense of CHF 313 million includes the impact of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2019, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 11.9 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 87 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2011; the US – 2010; and the Netherlands – 2006.
Effective tax rate
in	1Q19	4Q18	1Q18
Effective tax rate (%)	29.5	57.1	34.3
Tax expense reconciliation
in	1Q19
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	234
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	1
Other non-deductible expenses	84
Changes in deferred tax valuation allowance	(26)
Lower taxed income	(17)
Other	37
Income tax expense	313
Foreign tax rate differential
1Q19 included a foreign tax expense of CHF 1 million in respect of earnings in higher tax jurisdictions, such as the US, partially offset by earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
1Q19 included the impact of CHF 61 million relating to the non-deductible interest expenses and non-deductible bank levy costs and CHF 13 million relating to a litigation matter. The remaining balance included various smaller items.
Changes in deferred tax valuation allowance
1Q19 included the impact of the estimated current year earnings, resulting in a decrease of valuation allowances of CHF 30 million mainly in respect of one of the Group’s operating entities in the UK and an increase of valuation allowances of CHF 4 million mainly in respect of three of the Group’s operating entities, one in the UK and two in Switzerland.
Lower taxed income
1Q19 primarily included the impacts of non-taxable life insurance income of CHF 12 million and CHF 6 million related to a beneficial earnings mix in two of the Group’s operating entities in Switzerland. The remaining balance included various smaller items.

Other
1Q19 included a tax expense of CHF 26 million relating to the tax impact of transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF 14 million relating to prior year adjustments, and CHF 15 million relating to the US base erosion and anti-abuse tax (BEAT) and various smaller balances, partially offset by CHF 18 million relating to own-credit valuation movements and various smaller balances.
Net deferred tax assets
end of	1Q19	4Q18
Net deferred tax assets (CHF million)
Deferred tax assets	4,920	4,943
of which net operating losses	1,614	1,647
of which deductible temporary differences	3,306	3,296
Deferred tax liabilities	(456)	(438)
Net deferred tax assets	4,464	4,505
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), Contingent Capital share awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q19 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q19	4Q18	1Q18
Deferred compensation expense (CHF million)
Share awards	151	127	148
Performance share awards	108	91	109
Contingent Capital Awards	77	16	52
Contingent Capital share awards	0	0	1
Other cash awards	94	29	57
Total deferred compensation expense	430	263	367
Estimated unrecognized deferred compensation
end of	1Q19
Estimated unrecognized compensation expense (CHF million)
Share awards	943
Performance share awards	565
Contingent Capital Awards	360
Other cash awards	263
Total	2,131

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.5
1Q19 activity
In 1Q19, the Group granted share awards, performance share awards and CCA as part of the 2018 deferred variable compensation. Expense recognition for these awards began in 1Q19 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 1Q19, the Group granted 59.2 million share awards at a weighted-average share price of CHF 11.67. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code or similar regulations in other jurisdictions. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.

Performance share awards
In 1Q19, the Group granted 46.1 million performance share awards at a weighted-average share price of CHF 11.59. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 1Q19, the Group awarded CHF 299 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Share-based award activity
	1Q19
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	83.2	51.7	3.4
Granted	59.2	46.1	0.0
Settled	(2.8)	0.0	0.0
Forfeited	(0.4)	(0.1)	0.0
Balance at end of period	139.2	97.7	3.4
of which vested	39.4	26.0	3.4
of which unvested	99.8	71.7	0.0
27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group contributed and recognized expense of CHF 41 million, CHF 33 million and CHF 42 million related to its defined contribution pension plans in 1Q19, 4Q18 and 1Q18, respectively.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
The Group expects to contribute CHF 429 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2019. As of the end of 1Q19, CHF 143 million of contributions have been made.
Components of net periodic benefit costs
in	1Q19	4Q18	1Q18
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	67	64	65
Interest costs on benefit obligation	46	37	39
Expected return on plan assets	(125)	(149)	(149)
Amortization of recognized prior service cost/(credit)	(30)	(32)	(32)
Amortization of recognized actuarial losses	76	92	89
Settlement losses/(gains)	0	36	(1)
Curtailment losses/(gains)	0	0	(7)
Special termination benefits	8	13	7
Net periodic benefit costs	42	61	11
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, until the end of 4Q18, in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q19	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,670.8	3.5	3.6	0.0	0.0	0.0
Swaps	12,613.8	52.6	48.0	95.5	0.2	0.1
Options bought and sold (OTC)	1,819.4	18.6	18.1	0.0	0.0	0.0
Futures	315.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	175.1	0.2	0.3	0.0	0.0	0.0
Interest rate products	23,594.4	74.9	70.0	95.5	0.2	0.1
Forwards	1,095.4	7.2	7.8	12.6	0.1	0.0
Swaps	443.8	13.5	16.8	0.0	0.0	0.0
Options bought and sold (OTC)	334.0	3.6	4.1	0.0	0.0	0.0
Futures	9.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,883.0	24.3	28.7	12.6	0.1	0.0
Forwards	1.0	0.1	0.0	0.0	0.0	0.0
Swaps	154.6	3.9	4.0	0.0	0.0	0.0
Options bought and sold (OTC)	230.7	7.5	6.3	0.0	0.0	0.0
Futures	46.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	392.3	10.5	11.6	0.0	0.0	0.0
Equity/index-related products	825.2	22.0	21.9	0.0	0.0	0.0
Credit derivatives [2]	559.0	6.4	7.9	0.0	0.0	0.0
Forwards	9.7	0.1	0.0	0.0	0.0	0.0
Swaps	13.0	0.9	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	9.1	0.1	0.1	0.0	0.0	0.0
Futures	9.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	42.7	1.1	0.7	0.0	0.0	0.0
Total derivative instruments	26,904.3	128.7	129.2	108.1	0.3	0.1
The notional amount, PRV and NRV (trading and hedging) was CHF 27,012.4 billion, CHF 129.0 billion and CHF 129.3 billion, respectively, as of the end of 1Q19.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading				Hedging				[1]
end of 4Q18	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,477.7		3.6	3.7	0.0		0.0	0.0
Swaps	13,160.7	[2]	49.0	45.4	104.4	[2]	0.1	0.2
Options bought and sold (OTC)	2,027.6		17.0	17.1	0.0		0.0	0.0
Futures	256.8		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	111.1		0.3	0.3	0.0		0.0	0.0
Interest rate products	23,033.9	[2]	69.9	66.5	104.4	[2]	0.1	0.2
Forwards	1,124.5		9.5	10.5	12.0		0.1	0.1
Swaps	456.6		14.4	17.4	0.0		0.0	0.0
Options bought and sold (OTC)	313.0		3.9	4.3	0.0		0.0	0.0
Futures	10.7		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	1.3		0.0	0.0	0.0		0.0	0.0
Foreign exchange products	1,906.1		27.8	32.2	12.0		0.1	0.1
Forwards	0.7		0.2	0.1	0.0		0.0	0.0
Swaps	152.6		4.0	5.1	0.0		0.0	0.0
Options bought and sold (OTC)	211.9		7.3	6.5	0.0		0.0	0.0
Futures	39.2		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	356.7		11.9	14.4	0.0		0.0	0.0
Equity/index-related products	761.1		23.4	26.1	0.0		0.0	0.0
Credit derivatives [3]	469.4		5.4	6.6	0.0		0.0	0.0
Forwards	8.2		0.1	0.1	0.0		0.0	0.0
Swaps	13.5		1.5	0.6	0.0		0.0	0.0
Options bought and sold (OTC)	9.5		0.1	0.1	0.0		0.0	0.0
Futures	9.3		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	1.9		0.0	0.0	0.0		0.0	0.0
Other products [4]	42.4		1.7	0.8	0.0		0.0	0.0
Total derivative instruments	26,212.9	[2]	128.2	132.2	116.4	[2]	0.2	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 26,329.3 billion, CHF 128.4 billion and CHF 132.5 billion, respectively, as of the end of 4Q18.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been corrected.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or losses on fair value hedges
	1Q19		4Q18		1Q18
In	Interest and dividend income	Trading revenues	Interest and dividend income	Trading revenues	Interest and dividend income	Trading revenues
Interest rate products (CHF million)
Hedged items	(707)	–	–	(802)	–	690
Derivatives designated as hedging instruments	643	–	–	757	–	(649)
Net gains/(losses) on the ineffective portion	–	–	–	(45)	–	41
As a result of the adoption ASU 2017-12 on January 1, 2019, gains/(losses) for interest rate risk hedges are included in interest and dividend income while, in prior periods, they were included in trading revenue. The accrued interest on fair value hedges is recorded in interest and dividend income and is excluded from this table.

Hedged items in fair value hedges
	1Q19
	Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Disconti- nued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	14.5	0.3		0.8
Long-term debt	74.7	0.8		(0.1)
1 Relates to cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	1Q19	4Q18	1Q18
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	49	33	(61)
Gains/(losses) reclassified from AOCI into interest and dividend income	1	(21)	(16)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	3	4	3
Trading revenues	(1)	12	1
Other revenues	(2)	(2)	(1)
Total other operating expenses	(1)	(4)	0
Total gains/(losses) reclassified from AOCI into income	(4)	6	0
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	(3)	–	–
Interest rate and foreign exchange products (CHF million)
Net gains/(losses) on the ineffective portion	–	0	(1)	[2]
1 Related to the forward points of a foreign currency forward.
2 Included in trading revenues.
As of the end of 1Q19, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was one year.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 27 million.
Net investment hedges
In	1Q19	4Q18	1Q18
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(130)	(149)	17
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	(2)	0
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	1Q19				4Q18
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.2	0.1	0.3	3.6	3.6	0.1	0.3	4.0
Collateral posted	2.9	0.0	–	2.9	3.4	0.1	–	3.5
Impact of a one-notch downgrade event	0.2	0.1	0.0	0.3	0.2	0.0	0.0	0.2
Impact of a two-notch downgrade event	0.8	0.1	0.1	1.0	0.9	0.0	0.1	1.0
Impact of a three-notch downgrade event	0.9	0.1	0.2	1.2	1.0	0.1	0.2	1.3
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 9.7 billion as of the end of 1Q19 and 4Q18, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	1Q19							4Q18
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(49.5)	45.5		(4.0)	11.7		0.3	(46.0)	43.1		(2.9)	11.8		0.2
Non-investment grade	(29.6)	27.9		(1.7)	19.5		0.1	(26.2)	24.3		(1.9)	17.7		(0.2)
Total single-name instruments	(79.1)	73.4		(5.7)	31.2		0.4	(72.2)	67.4		(4.8)	29.5		0.0
of which sovereign	(16.5)	14.6		(1.9)	4.8		(0.1)	(16.4)	15.0		(1.4)	5.5		(0.1)
of which non-sovereign	(62.6)	58.8		(3.8)	26.4		0.5	(55.8)	52.4		(3.4)	24.0		0.1
Multi-name instruments (CHF billion)
Investment grade [2]	(127.1)	124.5		(2.6)	25.6		0.0	(102.9)	102.4		(0.5)	25.1		(0.8)
Non-investment grade	(40.7)	39.3		(1.4)	8.4	[3]	0.7	(26.5)	25.3		(1.2)	8.4	[3]	0.1
Total multi-name instruments	(167.8)	163.8		(4.0)	34.0		0.7	(129.4)	127.7		(1.7)	33.5		(0.7)
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.2)	0.2		0.0	0.0		0.0
of which non-sovereign	(167.6)	163.6		(4.0)	34.0		0.7	(129.2)	127.5		(1.7)	33.5		(0.7)
Total instruments (CHF billion)
Investment grade [2]	(176.6)	170.0		(6.6)	37.3		0.3	(148.9)	145.5		(3.4)	36.9		(0.6)
Non-investment grade	(70.3)	67.2		(3.1)	27.9		0.8	(52.7)	49.6		(3.1)	26.1		(0.1)
Total instruments	(246.9)	237.2		(9.7)	65.2		1.1	(201.6)	195.1		(6.5)	63.0		(0.7)
of which sovereign	(16.7)	14.8		(1.9)	4.8		(0.1)	(16.6)	15.2		(1.4)	5.5		(0.1)
of which non-sovereign	(230.2)	222.4		(7.8)	60.4		1.2	(185.0)	179.9		(5.1)	57.5		(0.6)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q19	4Q18
Credit derivatives (CHF billion)
Credit protection sold	246.9	201.6
Credit protection purchased	237.2	195.1
Other protection purchased	65.2	63.0
Other instruments [1]	9.7	9.7
Total credit derivatives	559.0	469.4
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q19 (CHF billion)
Single-name instruments	15.8	57.1	6.2	79.1
Multi-name instruments	43.3	83.3	41.2	167.8
Total instruments	59.1	140.4	47.4	246.9
4Q18 (CHF billion)
Single-name instruments	13.1	54.9	4.2	72.2
Multi-name instruments	28.8	80.6	20.0	129.4
Total instruments	41.9	135.5	24.2	201.6

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q19 (CHF million)
Credit guarantees and similar instruments	1,943	1,264	3,207	3,105		13	1,746
Performance guarantees and similar instruments	4,897	2,320	7,217	6,414		42	3,147
Derivatives [2]	12,819	7,446	20,265	20,265		634	–	[3]
Other guarantees	4,926	2,069	6,995	6,922		53	3,986
Total guarantees	24,585	13,099	37,684	36,706		742	8,879
4Q18 (CHF million)
Credit guarantees and similar instruments	2,228	1,055	3,283	3,194		14	1,748
Performance guarantees and similar instruments	5,008	2,136	7,144	6,278		44	3,153
Derivatives [2]	17,594	6,029	23,623	23,623		919	–	[3]
Other guarantees	4,325	2,562	6,887	6,814		56	4,169
Total guarantees	29,155	11,782	40,937	39,909		1,033	9,070
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2018 to June 30, 2019 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first three months of 2019, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 1Q19 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a description of these commitments.
Other commitments
end of	1Q19						4Q18
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,995	159	4,154	4,011		2,564	5,056	182	5,238	5,077		3,651
Irrevocable loan commitments [2]	21,741	93,703	115,444	111,036		54,558	26,882	89,191	116,073	111,967		57,153
Forward reverse repurchase agreements	22	0	22	22		22	31	0	31	31		31
Other commitments	547	174	721	721		0	329	163	492	492		4
Total other commitments	26,305	94,036	120,341	115,790		57,144	32,298	89,536	121,834	117,567		60,839
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 119,054 million and CHF 113,580 million of unused credit limits as of the end of 1Q19 and 4Q18 respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q19 and 1Q18 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	1Q19	1Q18
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(2)	5
Proceeds from transfer of assets	1,504	1,675
Cash received on interests that continue to be held	9	8
RMBS
Net gain/(loss) [1]	(4)	(6)
Proceeds from transfer of assets	5,729	2,950
Purchases of previously transferred financial assets or its underlying collateral	0	(1)
Servicing fees	1	1
Cash received on interests that continue to be held	50	299
Other asset-backed financings
Net gain [1]	17	11
Proceeds from transfer of assets	1,295	1,626
Purchases of previously transferred financial assets or its underlying collateral	(61)	(128)
Fees [2]	36	36
Cash received on interests that continue to be held	1	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q19 and 4Q18, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q19	4Q18
CHF million
CMBS
Principal amount outstanding	23,718	25,330
Total assets of SPE	32,345	35,760
RMBS
Principal amount outstanding	45,805	40,253
Total assets of SPE	46,782	41,242
Other asset-backed financings
Principal amount outstanding	23,171	23,036
Total assets of SPE	48,438	47,542
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	1Q19							1Q18
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			91				425			249				975
of which level 2			91				380			249				933
of which level 3			0				45			0				42
Weighted-average life, in years			5.5				5.1			4.8				7.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	2.0	–	19.8			–	[2]	5.8	–	13.5
Cash flow discount rate (rate per annum), in % [3]	3.0	–	5.4		2.7	–	7.7	3.6	–	8.8		3.0	–	12.1
Expected credit losses (rate per annum), in % [4]	0.0	–	0.0		1.7	–	3.4	0.0	–	0.0		3.2	–	5.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q19 and 4Q18.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	1Q19											4Q18
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			588				1,627			220				805				2,006			226
of which non-investment grade			146				274			20				112				307			26
Weighted-average life, in years			4.7				6.9			5.3				5.7				7.9			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	19.8			–				–		2.0	–	20.0			–
Impact on fair value from 10% adverse change			–				(20.8)			–				–				(22.3)			–
Impact on fair value from 20% adverse change			–				(41.7)			–				–				(43.2)			–
Cash flow discount rate (rate per annum), in % [4]	2.9	–	17.7		2.7	–	24.5	0.8	–	21.2		3.4	–	14.3		3.0	–	21.3	1.0	–	21.2
Impact on fair value from 10% adverse change			(9.8)				(40.5)			(2.4)				(20.7)				(52.1)			(2.9)
Impact on fair value from 20% adverse change			(19.3)				(78.7)			(4.7)				(37.6)				(101.3)			(5.7)
Expected credit losses (rate per annum), in % [5]	0.6	–	5.6		0.2	–	22.2	0.9	–	21.2		0.8	–	4.7		0.6	–	18.8	1.0	–	21.2
Impact on fair value from 10% adverse change			(5.1)				(22.5)			(2.3)				(10.2)				(23.8)			(2.4)
Impact on fair value from 20% adverse change			(10.1)				(44.2)			(4.5)				(17.3)				(46.7)			(4.8)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q19 and 4Q18.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q19	4Q18
CHF million
Other asset-backed financings
Trading assets	261	255
Liability to SPE, included in other liabilities	(261)	(255)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 1Q19 and 4Q18.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	1Q19	4Q18
CHF billion
Government debt securities	19.6	31.1
Corporate debt securities	10.2	9.6
Asset-backed securities	1.8	1.8
Other	0.3	0.2
Securities sold under repurchase agreements	31.9	42.7
Government debt securities	1.1	1.4
Corporate debt securities	0.4	0.2
Equity securities	4.0	3.2
Other	0.2	0.2
Securities lending transactions	5.7	5.0
Government debt securities	2.3	3.6
Corporate debt securities	1.2	1.0
Asset-backed securities	0.1	0.1
Equity securities	45.9	37.0
Obligation to return securities received as collateral, at fair value	49.5	41.7
Total	87.1	89.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
1Q19 (CHF billion)
Securities sold under repurchase agreements	7.7		16.0		5.0	3.2	31.9
Securities lending transactions	5.0		0.6		0.1	0.0	5.7
Obligation to return securities received as collateral, at fair value	49.4		0.0		0.1	0.0	49.5
Total	62.1		16.6		5.2	3.2	87.1
4Q18 (CHF billion)
Securities sold under repurchase agreements	7.4		26.3		6.7	2.3	42.7
Securities lending transactions	4.1		0.9		0.0	0.0	5.0
Obligation to return securities received as collateral, at fair value	41.4		0.1		0.2	0.0	41.7
Total	52.9		27.3		6.9	2.3	89.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 109 days as of the end of 1Q19. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement with a Group entity, consumer loans and car loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q19 and 4Q18.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations		Funds	Loans	Other	Total
1Q19 (CHF million)
Cash and due from banks	25	2	69		19	46	12	173
Trading assets	75	0	1,786		350	919	13	3,143
Other investments	0	0	0		159	1,089	277	1,525
Net loans	0	0	123		0	25	248	396
Other assets	75	17	812		5	133	1,005	2,047
of which loans held-for-sale	74	0	105		0	3	0	182
of which premises and equipment	0	0	0		0	38	0	38
Total assets of consolidated VIEs	175	19	2,790		533	2,212	1,555	7,284
Trading liabilities	0	0	0		0	4	0	4
Short-term borrowings	0	5,138	0		0	0	0	5,138
Long-term debt	57	0	1,831		181	13	34	2,116
Other liabilities	0	48	2		4	98	146	298
Total liabilities of consolidated VIEs	57	5,186	1,833		185	115	180	7,556
4Q18 (CHF million)
Cash and due from banks	15	1	68		17	52	20	173
Trading assets	72	0	1,602	[1]	418	944	12	3,048
Other investments	0	0	0		153	1,073	279	1,505
Net loans	0	0	119		0	23	245	387
Other assets	57	16	863		4	72	1,037	2,049
of which loans held-for-sale	57	0	107		0	3	0	167
of which premises and equipment [2]	0	0	0		0	39	0	39
Total assets of consolidated VIEs	144	17	2,652		592	2,164	1,593	7,162
Trading liabilities	0	0	0		0	3	0	3
Short-term borrowings	0	5,465	0		0	0	0	5,465
Long-term debt	48	0	1,487		174	26	29	1,764
Other liabilities	0	43	1		8	98	127	277
Total liabilities of consolidated VIEs	48	5,508	1,488		182	127	156	7,509
1
Includes residential and commercial mortgage-backed securities previously reported in investment securities which have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

2 Premises and equipment were previously presented separately in the consolidated balance sheet.

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
1Q19 (CHF million)
Trading assets	203	4,186	921	176	3,593	9,079
Net loans	336	1,727	2,166	6,571	431	11,231
Other assets	2	77	214	1	446	740
Total variable interest assets	541	5,990	3,301	6,748	4,470	21,050
Maximum exposure to loss	541	7,649	3,390	10,563	4,924	27,067
Total assets of non-consolidated VIEs	7,133	129,753	112,307	23,323	33,138	305,654
4Q18 (CHF million)
Trading assets	209	4,527	927	183	3,703	9,549
Net loans	154	1,475	1,591	5,246	430	8,896
Other assets	3	19	120	0	444	586
Total variable interest assets	366	6,021	2,638	5,429	4,577	19,031
Maximum exposure to loss	366	7,637	2,653	8,680	5,150	24,486
Total assets of non-consolidated VIEs	7,033	96,483	68,258	20,804	31,336	223,914
31 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	71	0	–		–		71
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,730	0	–		–		81,730
Securities received as collateral	45,653	3,802	17	–		–		49,472
Trading assets	86,830	158,987	8,468	(110,428)		1,065		144,922
of which debt securities	24,271	35,894	2,094	–		13		62,272
of which foreign governments	23,413	4,430	241	–		–		28,084
of which corporates	734	9,816	1,313	–		13		11,876
of which RMBS	0	17,264	256	–		–		17,520
of which equity securities	54,325	3,327	141	–		1,052		58,845
of which derivatives	6,629	119,182	2,970	(110,428)		–		18,353
of which interest rate products	3,515	70,840	537	–		–		–
of which foreign exchange products	164	23,920	222	–		–		–
of which equity/index-related products	2,941	18,424	658	–		–		–
of which credit derivatives	0	5,699	714	–		–		–
of which other derivatives	0	110	839	–		–		–
of which other trading assets	1,605	584	3,263	–		–		5,452
Investment securities	302	1,414	0	–		–		1,716
Other investments	25	0	1,332	–		1,007		2,364
of which life finance instruments	0	0	1,089	–		–		1,089
Loans	0	10,799	4,506	–		–		15,305
of which real estate	0	186	590	–		–		776
of which commercial and industrial loans	0	4,217	1,863	–		–		6,080
of which financial institutions	0	4,055	1,532	–		–		5,587
Other intangible assets (mortgage servicing rights)	0	0	168	–		–		168
Other assets	109	7,420	1,648	(176)		–		9,001
of which loans held-for-sale	0	5,652	1,403	–		–		7,055
Total assets at fair value	132,919	264,223	16,139	(110,604)		2,072		304,749
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	248	0	–		–		248
Customer deposits	0	2,516	487	–		–		3,003
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	9,745	0	–		–		9,745
Obligation to return securities received as collateral	45,653	3,802	17	–		–		49,472
Trading liabilities	27,015	123,925	3,476	(114,885)		5		39,536
of which debt securities	5,160	4,720	14	–		–		9,894
of which foreign governments	5,012	261	0	–		–		5,273
of which equity securities	15,125	127	44	–		5		15,301
of which derivatives	6,730	119,078	3,418	(114,885)		–		14,341
of which interest rate products	3,670	66,022	200	–		–		–
of which foreign exchange products	135	28,421	137	–		–		–
of which equity/index-related products	2,917	17,702	1,355	–		–		–
of which credit derivatives	0	6,700	1,244	–		–		–
Short-term borrowings	0	8,417	1,097	–		–		9,514
Long-term debt	0	55,021	14,390	–		–		69,411
of which structured notes over one year and up to two years	0	7,639	785	–		–		8,424
of which structured notes over two years	0	29,988	13,156	–		–		43,144
Other liabilities	0	6,440	1,395	(145)		–		7,690
Total liabilities at fair value	72,668	210,114	20,862	(115,030)		5		188,619
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	115	0	–		–		115
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,818	0	–		–		81,818
Securities received as collateral	37,962	3,704	30	–		–		41,696
Trading assets [3]	76,124	157,332	8,980	(109,927)		1,126		133,635
of which debt securities	23,726	37,587	2,242	–		12		63,567
of which foreign governments	23,547	4,542	232	–		–		28,321
of which corporates	66	7,984	1,260	–		12		9,322
of which RMBS	0	20,919	432	–		–		21,351
of which equity securities	42,758	2,459	132	–		1,114		46,463
of which derivatives	7,999	116,942	3,298	(109,927)		–		18,312
of which interest rate products	3,557	65,823	507	–		–		–
of which foreign exchange products	25	27,526	258	–		–		–
of which equity/index-related products	4,415	17,967	1,054	–		–		–
of which credit derivatives	0	4,739	673	–		–		–
of which other derivatives	1	633	806	–		–		–
of which other trading assets	1,641	344	3,308	–		–		5,293
Investment securities [3]	2	1,477	0	–		–		1,479
Other investments	14	7	1,309	–		1,104		2,434
of which life finance instruments	0	0	1,067	–		–		1,067
Loans	0	10,549	4,324	–		–		14,873
of which real estate	0	146	515	–		–		661
of which commercial and industrial loans	0	3,976	1,949	–		–		5,925
of which financial institutions	0	4,164	1,391	–		–		5,555
Other intangible assets (mortgage servicing rights)	0	0	163	–		–		163
Other assets	117	5,807	1,543	(204)		–		7,263
of which loans held-for-sale	0	4,238	1,235	–		–		5,473
Total assets at fair value	114,219	260,809	16,349	(110,131)		2,230		283,476
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	406	0	–		–		406
Customer deposits	0	2,839	453	–		–		3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,828	0	–		–		14,828
Obligation to return securities received as collateral	37,962	3,704	30	–		–		41,696
Trading liabilities	31,940	123,615	3,589	(116,985)		10		42,169
of which debt securities	4,460	3,511	25	–		–		7,996
of which foreign governments	4,328	255	0	–		–		4,583
of which equity securities	18,785	118	37	–		10		18,950
of which derivatives	8,695	119,986	3,527	(116,985)		–		15,223
of which interest rate products	3,699	62,649	189	–		–		–
of which foreign exchange products	32	31,983	160	–		–		–
of which equity/index-related products	4,961	19,590	1,500	–		–		–
of which credit derivatives	0	5,485	1,140	–		–		–
Short-term borrowings	0	7,284	784	–		–		8,068
Long-term debt	0	51,270	12,665	–		–		63,935
of which structured notes over one year and up to two years	0	7,242	528	–		–		7,770
of which structured notes over two years	0	28,215	11,800	–		–		40,015
Other liabilities	0	7,881	1,341	(221)		–		9,001
Total liabilities at fair value	69,902	211,827	18,862	(117,206)		10		183,395
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q19	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	30	0	0	0	(13)	0	0	0	0	0	0	0	0	0	17
Trading assets	8,980	382	(872)	2,151	(2,301)	307	(458)	(93)	274	0	0	0	0	98	8,468
of which debt securities	2,242	256	(328)	798	(917)	0	0	(1)	15	0	0	0	0	29	2,094
of which foreign governments	232	0	0	45	(44)	0	0	0	6	0	0	0	0	2	241
of which corporates	1,260	207	(159)	519	(518)	0	0	1	(19)	0	0	0	0	22	1,313
of which RMBS	432	24	(153)	206	(284)	0	0	(1)	27	0	0	0	0	5	256
of which equity securities	132	35	(37)	14	(9)	0	0	1	4	0	0	0	0	1	141
of which derivatives	3,298	66	(343)	0	0	307	(445)	(90)	147	0	0	0	0	30	2,970
of which interest rate products	507	9	(6)	0	0	23	(16)	1	21	0	0	0	0	(2)	537
of which foreign exchange derivatives	258	1	(11)	0	0	3	(5)	0	(27)	0	0	0	0	3	222
of which equity/index-related products	1,054	31	(291)	0	0	105	(155)	(83)	(14)	0	0	0	0	11	658
of which credit derivatives	673	25	(35)	0	0	107	(178)	(8)	123	0	0	0	0	7	714
of which other derivatives	806	0	0	0	0	69	(91)	0	44	0	0	0	0	11	839
of which other trading assets	3,308	25	(164)	1,339	(1,375)	0	(13)	(3)	108	0	0	0	0	38	3,263
Other investments	1,309	0	(5)	13	(57)	0	0	0	54	0	3	0	0	15	1,332
of which life finance instruments	1,067	0	0	10	(52)	0	0	0	51	0	0	0	0	13	1,089
Loans	4,324	250	(83)	19	(71)	331	(347)	3	31	0	1	0	0	48	4,506
of which real estate	515	0	0	0	0	75	(6)	0	(1)	0	1	0	0	6	590
of which commercial and industrial loans	1,949	31	(24)	19	(71)	54	(127)	1	9	0	0	0	0	22	1,863
of which financial institutions	1,391	219	0	0	0	108	(215)	0	13	0	0	0	0	16	1,532
Other intangible assets (mortgage servicing rights)	163	0	0	9	0	0	0	0	0	0	(5)	0	0	1	168
Other assets	1,543	69	(129)	433	(323)	78	(24)	(6)	(8)	0	0	0	0	15	1,648
of which loans held-for-sale	1,235	66	(75)	421	(321)	78	(24)	(5)	15	0	0	0	0	13	1,403
Total assets at fair value	16,349	701	(1,089)	2,625	(2,765)	716	(829)	(96)	351	0	(1)	0	0	177	16,139
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	0	0	0	38	0	0	0	0	(4)	487
Obligation to return securities received as collateral	30	0	0	0	(13)	0	0	0	0	0	0	0	0	0	17
Trading liabilities	3,589	100	(211)	199	(202)	785	(1,001)	19	159	0	0	0	0	39	3,476
of which debt securities	25	3	(4)	12	(22)	0	0	0	0	0	0	0	0	0	14
of which equity securities	37	1	0	187	(180)	0	0	0	(1)	0	0	0	0	0	44
of which derivatives	3,527	96	(207)	0	0	785	(1,001)	19	160	0	0	0	0	39	3,418
of which interest rate derivatives	189	1	(2)	0	0	7	(6)	1	10	0	0	0	0	0	200
of which foreign exchange derivatives	160	0	(10)	0	0	2	(2)	(1)	(13)	0	0	0	0	1	137
of which equity/index-related derivatives	1,500	52	(149)	0	0	205	(399)	14	116	0	0	0	0	16	1,355
of which credit derivatives	1,140	43	(45)	0	0	501	(488)	6	75	0	0	0	0	12	1,244
Short-term borrowings	784	92	(102)	0	0	435	(219)	3	97	0	0	0	0	7	1,097
Long-term debt	12,665	1,028	(827)	0	0	1,074	(590)	56	789	0	0	7	44	144	14,390
of which structured notes over one year and up to two years	528	150	(51)	0	0	214	(120)	6	46	0	0	0	6	6	785
of which structured notes over two years	11,800	866	(703)	0	0	683	(444)	49	724	0	0	7	39	135	13,156
Other liabilities	1,341	68	(75)	7	(28)	45	(72)	(5)	8	0	91	0	0	15	1,395
Total liabilities at fair value	18,862	1,288	(1,215)	206	(243)	2,339	(1,882)	73	1,091	0	91	7	44	201	20,862
Net assets/(liabilities) at fair value	(2,513)	(587)	126	2,419	(2,522)	(1,623)	1,053	(169)	(740)	0	(92)	(7)	(44)	(24)	(4,723)
134 / 135

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	49	(28)	0	0	0	0	0	0	0	0	(1)	51
Trading assets [1]	8,796	247	(394)	5,171	(5,811)	433	(519)	(11)	60	0	10	0	0	(204)	7,778
of which debt securities	2,334	166	(212)	649	(716)	0	(113)	0	0	0	6	0	0	(52)	2,062
of which corporates	1,412	87	(109)	519	(657)	0	0	0	(38)	0	5	0	0	(32)	1,187
of which RMBS	360	66	(78)	104	(2)	0	(113)	(1)	34	0	0	0	0	(8)	362
of which CMBS	18	10	(1)	1	(2)	0	0	0	2	0	0	0	0	0	28
of which CDO	126	4	(13)	12	(18)	0	0	0	(1)	0	0	0	0	(4)	106
of which equity securities	163	7	(18)	15	(26)	0	0	(3)	(4)	0	4	0	0	(3)	135
of which derivatives	3,289	69	(115)	0	0	433	(405)	(10)	1	0	0	0	0	(74)	3,188
of which interest rate products	801	9	(4)	0	0	31	(22)	0	(60)	0	0	0	0	(15)	740
of which equity/index-related products	833	34	(86)	0	0	140	(143)	(6)	123	0	0	0	0	(21)	874
of which credit derivatives	634	23	(25)	0	0	175	(94)	(4)	(36)	0	0	0	0	(15)	658
of which other trading assets	3,010	5	(49)	4,507	(5,069)	0	(1)	2	63	0	0	0	0	(75)	2,393
Other investments	1,601	0	(7)	46	(158)	0	0	0	(37)	0	0	0	0	(35)	1,410
of which other equity investments	300	0	(7)	3	(81)	0	0	0	(3)	0	0	0	0	(6)	206
of which life finance instruments	1,301	0	0	43	(77)	0	0	0	(34)	0	0	0	0	(29)	1,204
Loans	4,530	427	(29)	0	(41)	211	(810)	0	(42)	0	0	0	0	(111)	4,135
of which commercial and industrial loans	2,207	7	(24)	0	(19)	60	(269)	0	13	0	0	0	0	(53)	1,922
of which financial institutions	1,480	308	(5)	0	(12)	109	(540)	0	(10)	0	0	0	0	(38)	1,292
Other intangible assets (mortgage servicing rights)	158	0	0	0	0	0	0	0	0	0	(4)	0	0	(4)	150
Other assets	1,511	54	(37)	218	(381)	37	(77)	1	24	0	0	0	0	(38)	1,312
of which loans held-for-sale	1,350	44	(33)	204	(349)	37	(77)	0	(3)	0	0	0	0	(34)	1,139
Total assets at fair value	16,642	728	(482)	5,484	(6,419)	681	(1,406)	(10)	5	0	6	0	0	(393)	14,836
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0	21	0	0	0	(10)	(6)	460
Obligation to return securities received as collateral	46	0	(15)	49	(28)	0	0	0	0	0	0	0	0	(1)	51
Trading liabilities	3,226	114	(167)	16	(20)	471	(429)	(22)	(96)	0	(1)	0	0	(73)	3,019
of which derivatives	3,169	109	(165)	0	(1)	471	(429)	(19)	(93)	0	0	0	0	(71)	2,971
of which interest rate derivatives	317	9	0	0	0	104	(25)	3	(129)	0	0	0	0	(7)	272
of which foreign exchange derivatives	100	18	0	0	0	1	0	0	(2)	0	0	0	0	(2)	115
of which equity/index-related derivatives	1,301	36	(112)	0	0	191	(214)	(18)	17	0	0	0	0	(30)	1,171
of which credit derivatives	898	46	(53)	0	0	112	(135)	(3)	33	0	0	0	0	(21)	877
Short-term borrowings	845	9	(93)	0	0	730	(490)	15	(69)	0	(5)	0	7	(17)	932
Long-term debt	12,501	544	(708)	0	0	1,491	(879)	14	(79)	0	0	(2)	(95)	(282)	12,505
of which structured notes over two years	12,259	538	(680)	0	0	1,293	(805)	14	(57)	0	0	(2)	(95)	(278)	12,187
Other liabilities	1,478	2	(1)	2	(58)	0	(27)	(2)	0	0	56	0	0	(30)	1,420
of which failed sales	223	0	0	2	(56)	0	0	0	2	0	0	0	0	(5)	166
Total liabilities at fair value	18,551	669	(984)	67	(106)	2,692	(1,825)	5	(223)	0	50	(2)	(98)	(409)	18,387
Net assets/(liabilities) at fair value	(1,909)	59	502	5,417	(6,313)	(2,011)	419	(15)	228	0	(44)	2	98	16	(3,551)
1
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

136 / 137

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	1Q19				1Q18
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(909)	(92)	(1,001)	[1]	213	(44)	169	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(858)	1	(857)		150	(1)	149
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q19 were CHF 701 million, primarily from trading assets and loans. These transfers were primarily in the financing and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 1Q19 were CHF 1,089 million, primarily in trading assets and loans. These transfers were primarily in the financing and credit businesses as well as in the Asset Resolution Unit due to increased observability of pricing data and increased availability of pricing information from external providers.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, correlation, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, funding spread, mortality rate, price, recovery rate, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of capitalization rate, credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) or prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread or gap risk would increase the fair value. An increase in the significant unobservable inputs buyback probability, correlation, discount rate, price, prepayment rate or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 1Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	17	–	–		–	–	–
Trading assets	8,468
of which debt securities	2,094
of which foreign governments	241	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,313
of which	689	Market comparable	Price, in %		0	117	83
of which	612	Option model	Correlation, in %		(80)	100	67
			Volatility, in %		1	247	26
of which RMBS	256	Discounted cash flow	Default rate, in %		0	7	3
			Discount rate, in %		1	29	10
			Loss severity, in %		0	100	61
			Prepayment rate, in %		2	21	8
of which equity securities	141
of which	76	Market comparable	EBITDA multiple		2	10	6
			Price, in %		12	12	12
of which	57	Vendor price	Price, in actuals		0	450	1
of which derivatives	2,970
of which interest rate products	537	Option model	Correlation, in %		(4)	100	67
			Prepayment rate, in %		1	27	9
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	222
of which	17	Discounted cash flow	Contingent probability, in %		95	95	95
of which	200	Option model	Correlation, in %		(16)	70	25
			Prepayment rate, in %		22	27	24
			Volatility, in %		80	90	85
of which equity/index-related products	658	Option model	Buyback probability, in %		50	100	75
			Correlation, in %		(80)	100	69
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		1	247	33
of which credit derivatives	714	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		2	765	195
			Default rate, in %		1	20	4
			Discount rate, in %		5	36	17
			Funding spread, in %		0	1	0
			Loss severity, in %		12	85	49
			Prepayment rate, in %		0	9	5
			Recovery rate, in %		0	45	10
		Market comparable	Price, in %		79	106	92
of which other derivatives	839	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	3,263
of which	926	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	2,098	Market comparable	Price, in %		0	117	27
of which	227	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q19	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,332
of which life finance instruments	1,089	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,506
of which real estate	590	Discounted cash flow	Credit spread, in bp	114	1,047	593
			Recovery rate, in %	25	40	39
of which commercial and industrial loans	1,863
of which	1,557	Discounted cash flow	Credit spread, in bp	147	1,362	542
			Recovery rate, in %	25	25	25
of which	296	Market comparable	Price, in %	0	93	56
of which financial institutions	1,532
of which	1,315	Discounted cash flow	Credit spread, in bp	60	1,026	412
of which	106	Market comparable	Price, in %	100	105	102
Other intangible assets (mortgage servicing rights)	168	–	–	–	–	–
Other assets	1,648
of which loans held-for-sale	1,403
of which	450	Discounted cash flow	Credit spread, in bp	113	3,020	366
			Recovery rate, in %	25	87	43
of which	891	Market comparable	Price, in %	0	150	84
Total level 3 assets at fair value	16,139
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	30	–	–		–	–	–
Trading assets [2]	8,980
of which debt securities	2,242
of which foreign governments	232	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,260
of which	441	Market comparable	Price, in %		0	118	94
of which	621	Option model	Correlation, in %		(60)	98	68
			Volatility, in %		0	178	30
of which RMBS	432	Discounted cash flow	Default rate, in %		0	11	3
			Discount rate, in %		1	26	7
			Loss severity, in %		0	100	63
			Prepayment rate, in %		1	22	8
of which equity securities	132
of which	76	Market comparable	EBITDA multiple		2	9	6
			Price, in %		100	100	100
of which	49	Vendor price	Price, in actuals		0	355	1
of which derivatives	3,298
of which interest rate products	507	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	26	9
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	258
of which	28	Discounted cash flow	Contingent probability, in %		95	95	95
of which	218	Option model	Correlation, in %		(23)	70	24
			Prepayment rate, in %		21	26	23
			Volatility, in %		80	90	85
of which equity/index-related products	1,054	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	80
			Gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	34
of which credit derivatives	673	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		3	2,147	269
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	15
			Loss severity, in %		16	85	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	68	8
of which other derivatives	806	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	3,308
of which	870	Discounted cash flow	Market implied life expectancy, in years		3	17	7
of which	2,119	Market comparable	Price, in %		0	110	30
of which	249	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,309
of which life finance instruments	1,067	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,324
of which real estate	515	Discounted cash flow	Credit spread, in bp	200	1,522	612
			Recovery rate, in %	25	40	39
of which commercial and industrial loans	1,949
of which	1,531	Discounted cash flow	Credit spread, in bp	159	1,184	582
of which	306	Market comparable	Price, in %	0	99	65
of which financial institutions	1,391
of which	1,157	Discounted cash flow	Credit spread, in bp	88	1,071	596
of which	73	Market comparable	Price, in %	1	100	74
Other intangible assets (mortgage servicing rights)	163	–	–	–	–	–
Other assets	1,543
of which loans held-for-sale	1,235
of which	422	Discounted cash flow	Credit spread, in bp	105	2,730	394
			Recovery rate, in %	25	87	56
of which	739	Market comparable	Price, in %	0	130	82
Total level 3 assets at fair value	16,349
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 1Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	487	–	–		–	–	–
Obligation to return securities received as collateral	17	–	–		–	–	–
Trading liabilities	3,476
of which debt securities	14	–	–		–	–	–
of which equity securities	44	Vendor price	Price, in actuals		0	15	1
of which derivatives	3,418
of which interest rate derivatives	200	Option model	Correlation, in %		0	100	44
			Prepayment rate, in %		1	27	7
of which foreign exchange derivatives	137
of which	46	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		179	529	443
of which	37	Market comparable	Price, in %		100	100	100
of which	51	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		22	27	24
of which equity/index-related derivatives	1,355	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(80)	100	70
			Volatility, in %		0	247	25
of which credit derivatives	1,244
of which	641	Discounted cash flow	Correlation, in %		38	82	46
			Credit spread, in bp		2	819	191
			Default rate, in %		1	20	4
			Discount rate, in %		5	36	17
			Loss severity, in %		12	93	50
			Prepayment rate, in %		0	10	5
			Recovery rate, in %		0	60	27
of which	554	Market comparable	Price, in %		78	105	96
of which	27	Option model	Correlation, in %		49	50	50
			Credit spread, in bp		3	1,128	286
Short-term borrowings	1,097
of which	72	Discounted cash flow	Credit spread, in bp		903	1,028	993
			Recovery rate, in %		40	40	40
of which	958	Option model	Buyback probability, in %		50	100	75
			Correlation, in %		(80)	100	67
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		1	247	30
Long-term debt	14,390
of which structured notes over one year and up to two years	785
of which	3	Discounted cash flow	Credit spread, in bp		75	75	75
of which	757	Option model	Correlation, in %		(80)	100	69
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		1	247	29
of which structured notes over two years	13,156
of which	1,763	Discounted cash flow	Credit spread, in bp		(11)	695	96
of which	34	Market comparable	Price, in %		12	48	39
of which	10,420	Option model	Buyback probability, in %	[2]	50	100	75
			Correlation, in %		(80)	100	64
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	8	(5)
			Volatility, in %		0	247	25
Other liabilities	1,395	–	–		–	–	–
Total level 3 liabilities at fair value	20,862
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	453	–	–		–	–	–
Obligation to return securities received as collateral	30	–	–		–	–	–
Trading liabilities	3,589
of which debt securities	25	–	–		–	–	–
of which equity securities	37	Vendor price	Price, in actuals		0	3	0
of which derivatives	3,527
of which interest rate derivatives	189	Option model	Basis spread, in bp		(20)	147	48
			Correlation, in %		1	100	41
			Prepayment rate, in %		1	26	7
of which foreign exchange derivatives	160
of which	62	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		146	535	379
of which	37	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		21	26	23
of which equity/index-related derivatives	1,500	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	74
			Volatility, in %		0	178	30
of which credit derivatives	1,140
of which	566	Discounted cash flow	Correlation, in %		38	82	47
			Credit spread, in bp		3	2,937	262
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	14
			Loss severity, in %		16	95	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	80	14
of which	508	Market comparable	Price, in %		75	104	89
of which	20	Option model	Correlation, in %		50	50	50
			Credit spread, in bp		35	1,156	320
Short-term borrowings	784
of which	61	Discounted cash flow	Credit spread, in bp		1,018	1,089	1,067
			Recovery rate, in %		40	40	40
of which	644	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	64
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	32
Long-term debt	12,665
of which structured notes over one year and up to two years	528
of which	3	Discounted cash flow	Credit spread, in bp		112	112	112
of which	427	Option model	Correlation, in %		(40)	98	71
			Volatility, in %		2	178	31
of which structured notes over two years	11,800
of which	1,570	Discounted cash flow	Credit spread, in bp		(11)	1,089	136
of which	43	Market comparable	Price, in %		0	46	30
of which	9,533	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	65
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	(1)	(7)
			Volatility, in %		0	178	27
Other liabilities	1,341	–	–		–	–	–
Total level 3 liabilities at fair value	18,862
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at NAV per share
Investments in funds held in trading assets and trading liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investments in funds held in other investments principally involve private equity securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
For those funds held in trading assets and trading liabilities and funds held in other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	1Q19							4Q18
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Debt funds	13		0		13	0		12		0		12	0
Equity funds	62		990	[1]	1,052	53		103		1,011	[2]	1,114	53
Equity funds sold short	0		(5)		(5)	0		(8)		(2)		(10)	0
Funds held in trading assets and trading liabilities	75		985		1,060	53		107		1,009		1,116	53
Debt funds	1		0		1	0		1		0		1	0
Equity funds	142		0		142	42		130		0		130	43
Real estate funds	222		0		222	30		214		0		214	34
Other private equity funds	20		6		26	28		24		5		29	29
Private equity funds	385		6		391	100		369		5		374	106
Debt funds	1		22		23	0		68		34		102	0
Equity funds	9		0		9	0		14		14		28	0
Other hedge funds	2		17		19	0		2		24		26	0
Hedge funds	12		39	[3]	51	0		84		72	[4]	156	0
Equity method investment funds	49		516		565	21		52		522		574	21
Funds held in other investments	446		561		1,007	121		505		599		1,104	127
Total fair value of investment funds and unfunded commitments	521	[5]	1,546		2,067	174	[6]	612	[5]	1,608		2,220	180	[6]
1
47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 43% is redeemable on a monthly basis with a notice period of primarily more than 30 days and 10% is redeemable on a quarterly basis with a notice period of primarily more than 60 days.

2
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 40% is redeemable on a monthly basis with a notice period of primarily more than 30 days, 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period of less than 30 days.

3
72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 28% is redeemable on demand with a notice period primarily of less than 30 days.

4
65% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 35% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 40 million and CHF 102 million attributable to noncontrolling interests as of the end of 1Q19 and 4Q18, respectively.
6 Includes CHF 23 million attributable to noncontrolling interests as of the end of 4Q18.

Assets measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
There were no material assets measured at fair value on a nonrecurring basis in 1Q19 and 4Q18.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s election of the fair value option.
Difference between the fair value and the unpaid principal balances of fair value option-elected financial instruments
	1Q19			4Q18
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	81,730	81,555	175	81,818	81,637	181
Loans	15,305	15,755	(450)	14,873	15,441	(568)
Other assets [1]	8,406	10,974	(2,568)	6,706	9,240	(2,534)
Due to banks and customer deposits	(552)	(516)	(36)	(859)	(778)	(81)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,745)	(9,739)	(6)	(14,828)	(14,827)	(1)
Short-term borrowings	(9,514)	(9,482)	(32)	(8,068)	(8,647)	579
Long-term debt	(69,411)	(72,830)	3,419	(63,935)	(70,883)	6,948
Other liabilities	(586)	(1,656)	1,070	(2,068)	(3,125)	1,057

Non-performing and non-interest-earning loans [2]	831	3,583	(2,752)	640	3,493	(2,853)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	1Q19		1Q18
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	12	[2]	2	[1]
of which related to credit risk	8		1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	785	[1]	398	[1]
Other investments	68	[2]	124	[2]
of which related to credit risk	0		(1)
Loans	329	[1]	313	[1]
of which related to credit risk	77		(55)
Other assets	202	[1]	162	[1]
of which related to credit risk	60		11
Due to banks and customer deposits	(14)	[2]	(14)	[2]
of which related to credit risk	0		(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(228)	[1]	(27)	[1]
Short-term borrowings	(545)	[2]	1,935	[2]
of which related to credit risk	(2)		(1)
Long-term debt	(4,522)	[2]	480	[2]
of which related to credit risk	1		22
Other liabilities	66	[2]	50	[3]
of which related to credit risk	36		7
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that was attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	1Q19	Cumulative	1Q18		1Q19	1Q18
Financial instruments (CHF million)
Customer deposits	(26)	(41)	11		0	0
Short-term borrowings	0	(58)	18		0	1
Long-term debt	(1,167)	(2,132)	351		30	7
of which treasury debt over two years	(422)	(336)	211		0	0
of which structured notes over two years	(634)	(1,738)	126		30	7
Total	(1,193)	(2,231)	380		30	8
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and the fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q19 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	34,421	0	34,421	0	34,421
Loans	274,130	0	276,709	7,165	283,874
Other financial assets [1]	110,260	94,755	14,840	1,155	110,750
Financial liabilities
Due to banks and customer deposits	382,676	200,164	182,510	0	382,674
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	10,871	0	10,871	0	10,871
Short-term borrowings	17,043	0	17,045	0	17,045
Long-term debt	90,842	0	91,666	818	92,484
Other financial liabilities [2]	14,254	0	14,063	193	14,256
4Q18 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	35,277	0	35,243	35	35,278
Loans	269,147	0	269,825	7,047	276,872
Other financial assets [1]	117,353	99,976	16,750	797	117,523
Financial liabilities
Due to banks and customer deposits	375,403	196,674	178,755	0	375,429
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	9,795	0	9,795	0	9,795
Short-term borrowings	13,857	0	13,859	0	13,859
Long-term debt	90,373	0	89,651	854	90,505
Other financial liabilities [2]	16,357	0	16,101	184	16,285
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q19	4Q18
CHF million
Total assets pledged or assigned as collateral	128,585	117,895
of which encumbered	71,194	58,672
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q19	4Q18
CHF million
Fair value of collateral received with the right to sell or repledge	431,863	406,389
of which sold or repledged	204,020	193,267
33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.4 billion.
In 1Q19, the Group recorded net litigation provisions of CHF 56 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Rates-related matters
Civil litigation
USD LIBOR litigation
In the multi-district litigation before the US District Court for the Southern District of New York (SDNY), on March 25, 2019, the SDNY granted in part and denied in part defendants’ motions to dismiss various actions and certain plaintiffs’ motions for leave to amend their complaints. The SDNY’s decision narrowed the claims in several of the remaining individual investor actions on grounds relating to personal jurisdiction, the statute of limitations and the merits.
On April 30, 2019, in the one matter that is not consolidated in the multi-district litigation, the United States Court of Appeals for the Second Circuit affirmed the SDNY’s March 20, 2018 decision that dismissed the case.
Foreign exchange litigation
On April 1, 2019, in the civil action filed on November 13, 2018 in the SDNY, defendants filed motions to dismiss. On April 23, 2019, plaintiffs sought leave to file a second amended complaint in lieu of responding to defendants’ motions. On April 26, 2019, the SDNY ordered plaintiffs to file their proposed second amended complaint subject to defendants’ right to oppose the amendment and to renew their motions to dismiss.
Bank Bill Swap litigation
On April 3, 2019, in the putative class action brought in the SDNY alleging manipulation of the Australian Bank Bill Swap reference rate, plaintiffs filed a second amended complaint.
Freddie Mac and Fannie Mae bonds litigation
On April 3, 2019, the SDNY consolidated the putative class action complaints alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by Freddie Mac and Fannie Mae.
OTC trading cases
On March 20, 2019, in the consolidated multi-district litigation relating to interest rate swaps, plaintiffs filed a fourth amended consolidated class action complaint.

ATA litigation
On March 28, 2019, the SDNY granted the motion to dismiss filed by Credit Suisse AG and other defendants in the lawsuit alleging claims under the United States Anti-Terrorism Act (ATA). On April 22, 2019, plaintiffs filed a motion for leave to amend their complaint.
On April 11, 2019, another action alleging claims under the ATA was filed in the US District Court for the Eastern District of New York (EDNY) that is related to, and makes allegations materially similar to, the other ATA cases already pending in the EDNY.
ETN-related litigation
On March 29, 2019, in the individual action brought in the EDNY by a purchaser of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030, plaintiff voluntarily dismissed its action and filed a substantially similar complaint in the SDNY.
SWM
On March 22, 2019, the trial court (the Regional Court of Frankfurt am Main) dismissed in their entirety claims against Credit Suisse International brought by the German public utility company Stadtwerke München GmbH in connection with a series of interest rate swaps entered into between 2008 and 2012.
34 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 1Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	998	3,823		4,821	300		(303)	4,818
Interest expense	(1,062)	(2,211)		(3,273)	(313)		300	(3,286)
Net interest income	(64)	1,612		1,548	(13)		(3)	1,532
Commissions and fees	704	1,875		2,579	6		27	2,612
Trading revenues	205	651		856	(10)		(6)	840
Other revenues	484	(32)		452	777	[2]	(826)	403
Net revenues	1,329	4,106		5,435	760		(808)	5,387
Provision for credit losses	6	75		81	0		0	81
Compensation and benefits	732	1,572		2,304	18		196	2,518
General and administrative expenses	449	1,296		1,745	(7)		(325)	1,413
Commission expenses	51	263		314	0		(1)	313
Total other operating expenses	500	1,559		2,059	(7)		(326)	1,726
Total operating expenses	1,232	3,131		4,363	11		(130)	4,244
Income/(loss) before taxes	91	900		991	749		(678)	1,062
Income tax expense/(benefit)	40	322		362	0		(49)	313
Net income/(loss)	51	578		629	749		(629)	749
Net income/(loss) attributable to noncontrolling interests	0	3		3	0		(3)	0
Net income/(loss) attributable to shareholders	51	575		626	749		(626)	749
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 1Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	51	578		629	749	(629)	749
Gains/(losses) on cash flow hedges	0	48		48	(2)	0	46
Foreign currency translation	176	11		187	3	9	199
Unrealized gains/(losses) on securities	0	15		15	0	(1)	14
Actuarial gains/(losses)	2	2		4	0	56	60
Net prior service credit/(cost)	0	0		0	0	(24)	(24)
Gains/(losses) on liabilities related to credit risk	(37)	(985)		(1,022)	(29)	(70)	(1,121)
Other comprehensive income/(loss), net of tax	141	(909)		(768)	(28)	(30)	(826)
Comprehensive income/(loss)	192	(331)		(139)	721	(659)	(77)
Comprehensive income/(loss) attributable to noncontrolling interests	1	9		10	0	(8)	2
Comprehensive income/(loss) attributable to shareholders	191	(340)		(149)	721	(651)	(79)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 1Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	948	3,504		4,452	182		(183)	4,451
Interest expense	(989)	(1,847)		(2,836)	(195)		165	(2,866)
Net interest income	(41)	1,657		1,616	(13)		(18)	1,585
Commissions and fees	903	2,103		3,006	7		33	3,046
Trading revenues	284	230		514	32		32	578
Other revenues	309	140		449	679	[2]	(701)	427
Net revenues	1,455	4,130		5,585	705		(654)	5,636
Provision for credit losses	0	48		48	0		0	48
Compensation and benefits	703	1,645		2,348	17		173	2,538
General and administrative expenses	418	1,405		1,823	(6)		(309)	1,508
Commission expenses	66	278		344	0		0	344
Restructuring expenses	60	52		112	0		32	144
Total other operating expenses	544	1,735		2,279	(6)		(277)	1,996
Total operating expenses	1,247	3,380		4,627	11		(104)	4,534
Income/(loss) before taxes	208	702		910	694		(550)	1,054
Income tax benefit	39	260		299	0		63	362
Net income/(loss)	169	442		611	694		(613)	692
Net income/(loss) attributable to noncontrolling interests	0	0		0	0		(2)	(2)
Net income/(loss) attributable to shareholders	169	442		611	694		(611)	694
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 1Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	169	442		611	694	(613)	692
Gains/(losses) on cash flow hedges	0	(36)		(36)	3	0	(33)
Foreign currency translation	(360)	(135)		(495)	0	(7)	(502)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	(1)	(6)
Actuarial gains/(losses)	(1)	5		4	0	76	80
Net prior service credit/(cost)	0	0		0	0	(31)	(31)
Gains/(losses) on liabilities related to credit risk	(7)	325		318	34	39	391
Other comprehensive income/(loss), net of tax	(368)	154		(214)	37	76	(101)
Comprehensive income/(loss)	(199)	596		397	731	(537)	591
Comprehensive income/(loss) attributable to noncontrolling interests	(3)	(18)		(21)	0	10	(11)
Comprehensive income/(loss) attributable to shareholders	(196)	614		418	731	(547)	602
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,863	91,121		93,984	334	444	94,762
Interest-bearing deposits with banks	22	872		894	504	(435)	963
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	36,794	79,357		116,151	0	0	116,151
Securities received as collateral	3,296	46,176		49,472	0	0	49,472
Trading assets	31,640	113,430		145,070	0	(148)	144,922
Investment securities	0	1,714		1,714	25,629	(25,627)	1,716
Other investments	800	3,997		4,797	48,466	(48,424)	4,839
Net loans	12,740	286,101		298,841	0	(5,871)	292,970
Goodwill	735	3,358		4,093	0	714	4,807
Other intangible assets	206	18		224	0	0	224
Brokerage receivables	18,120	24,189		42,309	0	0	42,309
Other assets	12,967	25,872		38,839	540	1,122	40,501
Total assets	120,183	676,205		796,388	75,473	(78,225)	793,636
Liabilities and equity (CHF million)
Due to banks	117	18,683		18,800	1,856	(1,876)	18,780
Customer deposits	1	368,493		368,494	0	(1,347)	367,147
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,307	15,311		20,618	0	(1)	20,617
Obligation to return securities received as collateral	3,296	46,176		49,472	0	0	49,472
Trading liabilities	9,529	30,015		39,544	0	(8)	39,536
Short-term borrowings	9,886	17,169		27,055	0	(498)	26,557
Long-term debt	48,483	110,839		159,322	29,338	(28,399)	160,261
Brokerage payables	17,378	20,564		37,942	0	0	37,942
Other liabilities	9,871	18,983		28,854	454	85	29,393
Total liabilities	103,868	646,233		750,101	31,648	(32,044)	749,705
Total shareholders' equity	16,236	29,334		45,570	43,825	(45,570)	43,825
Noncontrolling interests	79	638		717	0	(611)	106
Total equity	16,315	29,972		46,287	43,825	(46,181)	43,931

Total liabilities and equity	120,183	676,205		796,388	75,473	(78,225)	793,636
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,540	96,774		99,314	324	409	100,047
Interest-bearing deposits with banks	22	1,052		1,074	498	(430)	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,640	81,455		117,095	0	0	117,095
Securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading assets [2]	29,341	104,518		133,859	0	(224)	133,635
Investment securities [2]	0	1,477		1,477	23,456	(23,454)	1,479
Other investments	826	3,998		4,824	48,030	(47,964)	4,890
Net loans	12,263	280,612		292,875	0	(5,294)	287,581
Goodwill	727	3,329		4,056	0	710	4,766
Other intangible assets	200	19		219	0	0	219
Brokerage receivables	20,772	18,135		38,907	0	0	38,907
Other assets [3]	12,967	23,706		36,673	547	239	37,459
Total assets	120,049	652,020		772,069	72,855	(76,008)	768,916
Liabilities and equity (CHF million)
Due to banks	59	15,161		15,220	1,364	(1,364)	15,220
Customer deposits	0	365,263		365,263	0	(1,338)	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,296	18,327		24,623	0	0	24,623
Obligation to return securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading liabilities	8,693	33,478		42,171	0	(2)	42,169
Short-term borrowings	9,679	12,740		22,419	0	(493)	21,926
Long-term debt	47,074	106,359		153,433	27,112	(26,237)	154,308
Brokerage payables	17,452	13,471		30,923	0	0	30,923
Other liabilities	9,995	20,332		30,327	457	(677)	30,107
Total liabilities	103,999	622,076		726,075	28,933	(30,111)	724,897
Total shareholders' equity	15,971	29,325		45,296	43,922	(45,296)	43,922
Noncontrolling interests	79	619		698	0	(601)	97
Total equity	16,050	29,944		45,994	43,922	(45,897)	44,019

Total liabilities and equity	120,049	652,020		772,069	72,855	(76,008)	768,916
1 Includes eliminations and consolidation adjustments.
2
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

3 Includes premises and equipment which were previously presented separately in the consolidated balance sheet.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CDX	Credit default swap index
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CVA	Credit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GDP	Gross Domestic Product
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
IHC	Intermediate holding company
IPO	Initial public offering
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OIS	Overnight Indexed Swap
OPEC	Organization of Petroleum Exporting Countries
OTC	Over-the-counter
P
PRA	Prudential Regulatory Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SDNY	US District Court for the Southern District of New York
SEI	Significant economic interest
SNB	Swiss National Bank
SOFR	Secured Overnight Financing Rate
SPE	Special purpose entity
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	1Q19	2018		2017		2016
Share price (common shares, CHF)
Average	11.89	15.17		15.11		13.71
Minimum	10.80	10.45		13.04		9.92
Maximum	12.48	18.61		17.84		21.31
End of period	11.605	10.80		17.40		14.61
Share price (American Depositary Shares, USD)
Average	11.93	15.50		15.35		13.88
Minimum	10.95	10.42		13.37		10.21
Maximum	12.48	19.98		18.02		21.36
End of period	11.65	10.86		17.85		14.31
Market capitalization
Market capitalization (CHF million)	29,663	27,605		44,475		30,533
Dividend per share (CHF)
Dividend per share	–	0.2625	[1]	0.25	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of May 2, 2019	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Positive
Rating and Investment Information	–	A	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A	Positive
Fitch Ratings	F1	A	Positive

Financial calendar and contacts
Financial calendar
Second quarter results 2019	Wednesday, July 31, 2019
Third quarter results 2019	Wednesday, October 30, 2019

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of			Average in
	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
1 USD / CHF	1.00	0.99	0.95	0.99	0.99	0.95
1 EUR / CHF	1.12	1.13	1.18	1.13	1.13	1.16
1 GBP / CHF	1.30	1.26	1.34	1.30	1.27	1.32
100 JPY / CHF	0.90	0.89	0.90	0.90	0.88	0.87

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

Credit Suisse Annual Reporting Suite

Our 2018 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a Glance is available on our website www.credit-suisse.com/investors.

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Printer: Neidhart + Schön Print AG

CREDIT SUISSE GROUP
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credit-suisse.com

5520124 English / 229006E